Exhibit 99.1

ADC Therapeutics SA

2022 Annual Report

Annual Report	1

Annual Report	2

Dear Shareholders,

2022 was a transitional year for us as we focused the Company’s strategy, advanced our portfolio, evolved the management team and strengthened our balance sheet. We believe we have laid the foundation to continue to grow and are poised for success in 2023 and beyond.

The senior leaders who joined over the past few months are industry veterans with the drive and ambition to help maximize the potential of our prolific science and industry-leading capabilities in the field of antibody drug conjugates. We believe we are now well-positioned to unlock the tremendous value of the Company through our three core pillars of growth: optimizing the ZYNLONTA® opportunity, advancing our PBD-based pipeline and broadening our ADC platform and leadership.

Optimizing the ZYNLONTA Opportunity

We view ZYNLONTA’s potential in three horizons: 1) the currently approved indication in DLBCL in third-line or later therapy, where there remains a high unmet medical need, 2) the non-systemic chemo-based combination of ZYNLONTA with rituximab in first- and second-line DLBCL, and 3) novel combinations in early lines.

In 2022, we made significant strides educating physicians about ZYNLONTA’s differentiated profile with targeted initiatives to increase the depth in the academic setting and both the breadth and depth in the community setting. We are focused on establishing ZYNLONTA as the standard of care in third-line DLBCL.

Our talented and experienced global team is resolute to make ZYNLONTA available to patients who could benefit worldwide. To that end, in 2022, we entered into exclusive license agreements with Mitsubishi Tanabe Pharma Corporation to develop and commercialize ZYNLONTA in Japan and with Swedish Orphan Biovitrum (Sobi) to develop and commercialize ZYNLONTA in Europe and select international territories. In December, the European Commission and UK Medicines and Healthcare Products Regulatory Agency (MHRA) granted conditional approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL. We are working closely with Sobi and expect them to initiate a launch in Europe starting in the second quarter of 2023. The launch will be executed on a country-by-country basis following the market access approval regulated in each European market.

We aspire for ZYNLONTA to be the combination agent of choice and are focused on expanding the treatable patient population into earlier lines of therapy. We have two ongoing trials of ZYNLONTA in combination with rituximab: the Phase 3 confirmatory LOTIS-5 study in second-line DLBCL patients who are not eligible for stem cell transplant and the Phase 2 LOTIS-9 study in first-line DLBCL patients who are frail or unfit. We are excited to investigate ZYNLONTA in other novel combinations, including glofitamab and mosunetuzumab in our LOTIS-7 study through a supply agreement with Roche. We also have a collaboration and clinical supply agreement with IGM Biosciences to evaluate ZYNLONTA in combination with imvotamab, a bispecific antibody.

Advancing our PBD-Based Pipeline

In addition to ZYNLONTA, our robust portfolio of PBD-based programs includes three company- sponsored solid tumor programs and two programs in collaboration. We anticipate a steady stream of data readouts in the future. ADCT-901 targets KAAG1, a novel first-in-class target with overexpression in a variety of solid tumors, such as platinum-resistant ovarian cancer, triple-negative breast cancer, renal cell carcinoma and cholangiocarcinoma. Preliminary results of the Phase 1 dose escalation study are expected in the first half of 2024. Our ADCT-601 targets AXL, a validated target with known overexpression in solid tumors such as non-small cell lung cancer and sarcoma. Preliminary results of the Phase 1 dose-escalation study are also expected in first half of 2024. ADCT-212, a next-generation optimized ADC that targets PSMA with nearly universal expression in prostate cancer, is expected to enter the clinic in the first half of 2024.

Our two collaborative programs are progressing as well. ADCT-602 targeting CD22 is in a Phase 1 study in patients with acute lymphoblastic leukemia in collaboration with MD Anderson, and encouraging early data were presented at the American Society of Hematology meeting in December. ADCT-701 targeting DLK1 for patients with neuroendocrine malignancies is being developed in collaboration with the National Cancer Institute (NCI) and is expected to enter the clinic in the second half of 2023.

Annual Report	3

Broadening our ADC Platform

We are excited about our promising programs and are committed to prioritization and strategic resource allocation to ensure the programs with the highest probability of success reach their full potential. As pioneers and leaders in the field of ADCs, we strive to both maximize our unique, PBD- based approach and invest in next-generation technology to ensure we maintain our leadership. Using new antibody constructs and payloads, we are leveraging our expertise in the ADC field to continue building our toolbox to advance differentiated next-generation assets.

Looking Forward

In terms of our financial position, our cash runway is now expected to extend into mid-2025 which will fund the development of programs for our potential nearer-term data catalysts. We closed 2022 with
$236 million in cash, which does not include the $50 million milestone we received from Sobi upon approval of ZYNLONTA in Europe as well as the $75 million expected milestone from Health Care Royalty Partners upon the first commercial sale in Europe.

2023 will be a year of solid execution. For ZYNLONTA, we have targeted initiatives to capture increasing share of the 3L+ DLBCL market and several promising ongoing trials to explore ZYNLONTA in earlier lines of therapy and in combinations. We will continue to advance our pipeline with several potential value-creating data readouts expected over the next 12-18 months. We are also exploring partnership opportunities to maximize the value of our assets and the Company, all while maintaining rigorous control over our operating expenses and employing a disciplined approach to capital allocation.

I would like to thank all our extraordinary employees and the dedicated physicians and patients who participate in our studies. Together we are working toward a common goal of developing innovative medicines to transform the lives of those affected by cancer.

Regards,

Ameet Mallik
Chief Executive Officer

Annual Report	4

Business Update

Annual Report	5

INFORMATION ON THE COMPANY
History and Development of the Company
ADC Therapeutics SA is a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were incorporated as a Swiss limited liability company (société à responsabilité limitée) on June 6, 2011, with our registered office and domicile in Epalinges, Canton of Vaud, Switzerland. We converted to a Swiss stock corporation under the laws of Switzerland on October 13, 2015. In May 2020, we completed our initial public offering on the NYSE under the ticker symbol “ADCT”.
Our registered office is located at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland and our phone number is +41 21 653 02 00. We are headquartered in Lausanne, Switzerland, and maintain research and development laboratories in London, clinical development operations in New Jersey and in Lausanne, commercial operations in New Jersey and CMC operations in the San Francisco Bay Area. Our website is www.adctherapeutics.com. Information contained on or accessible through our website is not part of, and is not incorporated by reference into, this Annual Report.
Our principal expenditures in the past three fiscal years have been our research and development expenses, and commercial expenses during the past two fiscal years, as more fully described elsewhere in this Annual Report.
Business Overview

We are a fully-integrated commercial-stage biotechnology company helping to improve the lives of those affected by cancer with our next-generation, targeted antibody drug conjugates (“ADCs”). Our flagship product, ZYNLONTA® (loncastuximab tesirine or Lonca) received accelerated approval from the FDA on April 23, 2021, and launched commercially in the U.S. shortly thereafter, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. Our objective is to establish ZYNLONTA as the third line+ DLBCL standard of care while exploring ZYNLONTA in earlier lines of therapy and in combinations to expand our market opportunity. We have a strong validated technology platform including our highly potent pyrrolobenzodiazepine (PBD) technology and are advancing this proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors. Additionally, we have a growing toolbox of different components allowing us to work on next-generation ADC products. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse portfolio and research pipeline. Our clinical-stage PBD-based pipeline consists of two company-sponsored candidates, ADCT-901 (KAAG1) and ADCT-601 (mipasetamab uzoptirine) (AXL), as well as one clinical-stage candidate, ADCT-602 (CD22), which is being developed in collaboration with a partner. Our preclinical-stage PBD-based pipeline consists of one company-sponsored candidate, ADCT-212 (PSMA), as well as one preclinical-stage candidate, ADCT-701(DLK-1), which is being developed in collaboration with our partner NCI. We are also committed to broadening our ADC platform by expanding new antibody constructs and payloads and advancing our differentiated next-generation assets.
Strengths

We are a pioneer and leader in the ADC field with best-in-class specialized capabilities unique to ADCs. We have a strong validated technology platform in highly potent PBD-based ADCs, a growing toolbox to develop next-generation assets and a proven executional track record. In the discovery stage, we utilize intelligent choices of targeting moiety, linker and drug permutation. The intersection of our technical capabilities, integrated organization and depth of experience allows us to move efficiently through preclinical development into the clinic in pursuit of therapeutic window. Further, our CMC capabilities include high quality, consistent and scalable drug manufacturing for complex, highly potent molecules through third party CMOs. Our proven track record includes three clinical assets with proof of concept and two additional assets in the clinic. We have validated and integrated capabilities enabling the FDA and EMA approval and launch of ZYNLONTA, as well as success with a PBD-based ADC payload despite failures from others.

Strategy

Our longer-term strategy to maximize the value of the Company is based on three core pillars: optimizing the ZYNLONTA opportunity, advancing the PBD-based pipeline and broadening our ADC platform and leadership, as further described below.
•Maximize the ZYNLONTA opportunity.
◦Establish ZYNLONTA as the DLBCL standard of care in the third and later lines of therapy. Our experienced commercial organization is unlocking this market opportunity by engaging with both academic and community-based physicians regarding ZYNLONTA’s differentiated product profile. ZYNLONTA is also well-positioned in the evolving DLBCL market as ~60% of CAR-T patients will relapse and in a recent survey of relevant prescribing physicians, 27% have not referred a single patient for CAR-T and another 20% have referred only 1 patient over the last 3 years.

Annual Report	6

◦Establish ZYNLONTA as the combination agent of choice. We are exploring the potential to move ZYNLONTA into earlier lines of therapy in combination with rituximab and other novel combinations. We are conducting LOTIS-5, a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab that, if successful, we believe will serve as the basis for a supplemental BLA (“sBLA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL in second or later line transplant-ineligible patients. In addition, we are conducting LOTIS-9 which is a Phase 2 clinical trial of ZYNLONTA in combination with rituximab in previously untreated unfit or frail patients with DLBCL who typically do not receive full doses of R-CHOP and LOTIS-7 which is a Phase 1b clinical trial of ZYNLONTA in combination with other anti-cancer agents such as polatuzumab, as well as a bispecific antibodies such as glofitamab and mosunetuzumab, in patients with relapsed or refractory B-cell non-Hodgkin lymphoma. We are also collaborating with IGM Biosciences on exploring the combination of ZYNLONTA and imvotamab (another bispecific antibody). In aggregate, we believe these development efforts, if successful, will enable ZYNLONTA to ultimately move into earlier lines of treatment with significant patient populations, potential for extended treatment and in turn greater ability to address unmet medical need.

◦Continue to advance the development of ZYNLONTA outside of the United States through strategic partnerships. We are committed to providing global access to ZYNLONTA to patients who may benefit from treatment. We have entered into strategic agreements to maximize the commercial potential of ZYNLONTA, including an exclusive license agreement with Sobi for all regions other than the U.S., greater China, Singapore and Japan, an exclusive license agreement with Mitsubishi Tanabe Corporation (“MTPC”) in Japan, and a joint venture with Overland Pharmaceuticals in greater China and Singapore. On December 20, 2022 the EC granted conditional marketing authorization for the use of ZYNLONTA for the treatment of relapsed or refractory DLBCL in third or later lines of therapy.

•Advance our other clinical-stage and preclinical PBD-based programs, to address multiple indications in areas of high unmet medical need. We have two clinical-stage company-sponsored candidates, ADCT-901 (KAAG1) and ADCT-601 (mipasetamab uzoptirine) (AXL), as well as one clinical-stage candidate, ADCT-602 (CD22), which is being developed in collaboration with a partner. We have one preclinical-stage company-sponsored candidate, ADCT-212 (PSMA), as well as one preclinical-stage candidate, ADCT-701 (DLK-1), which is being developed in collaboration with our partner NCI. We are also pursuing partnering opportunities with our clinical-stage product candidate, Cami, which produced positive results in our Phase 2 study.

•Broaden our ADC platform and leadership. Our technology platform extends beyond PBD-based assets. Using new antibody constructs and payloads, we are leveraging our expertise in the ADC field to continue building our toolbox to study and advance differentiated next-generation assets.

Overview of Antibody Drug Conjugates
Antibody drug conjugates are an established therapeutic approach in oncology. ADCs selectively deliver potent chemotherapeutic cytotoxins directly to tumor cells, with the goal of maximizing activity in tumor cells while minimizing toxicity to healthy cells. An ADC consists of three components: (i) a monoclonal antibody that selectively targets a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment; (ii) a cytotoxic molecule, often referred to as the toxin or the warhead, that kills the target cell; and (iii) a chemical linker that joins together the antibody and the warhead. The warhead and the linker are together referred to as the payload. The figure below shows the three components of an ADC.

_______________

Schematic representation of an ADC, showing its three components.

Annual Report	7

Because the antibody is designed to selectively target a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment, an ADC will bind preferentially to those cells that express the specific antigen. Upon binding to the antigen, most ADC molecules are internalized by the cell where the cytotoxic warhead is released through either cleavage of the linker or degradation of the entire antibody by cellular processes. Once a sufficient number of cytotoxic molecules have been released intracellularly, apoptosis occurs when the cell next attempts to replicate.
Components of Antibody Drug Conjugates
Monoclonal Antibodies
The first component of an ADC is the monoclonal antibody, which is a highly specific targeting agent that selectively binds to a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment. Since ADCs are designed to selectively target an antigen that is expressed in the tumor microenvironment, ADCs have less effect on cells that do not express the target antigen. Due to this specificity, the cytotoxins used in ADCs can be much more potent than those used in traditional chemotherapies, allowing normally systemically intolerable doses of cytotoxins to be directed at tumors.
In an ADC, two significant factors are considered in the selection of the antigen to which the antibody is targeted: (i) the preferential expression on tumor cells or other cells in the tumor microenvironment; and (ii) the level of antigen expression on these cells. As a result, it is generally recognized that high and consistent (i.e., homogeneous) antigen expression throughout the tumor microenvironment correlates with higher efficacy of the ADC. By contrast, the ability to achieve a therapeutic concentration of cytotoxins in the target cell diminishes as the level of antigen expression decreases.
Warheads

The second component of an ADC is the warhead which is conjugated to the antibody. Usually these warheads are cell-killing toxins. Cytotoxins commonly used in ADCs include tubulin inhibitors, such as maytansines and auristatins, and DNA-damaging toxins, such as calicheamicin. Recently, other DNA damaging or alkylating warheads such as camptothecins and pyrollobenzadiazepines have been utilized in approved ADCs. Once an ADC is internalized by the target cell, the warhead is released and ultimately causes cell death via a warhead-specific mechanism. Some warheads have the additional ability to diffuse into and kill neighboring cells in the tumor microenvironment. This bystander effect can be useful in enhancing the efficacy of ADCs in tumors with heterogeneous antigen expression by providing a mechanism to kill neighboring tumor cells that do not express the target antigen.

More recently, other drugs such as immunostimulants have been explored in an ADC format. Examples are TLR and STING agonists, which can activate the innate immune system driving an anti-tumor response. Systemic use of such immune agonists has been widely studied in the clinic but with limited success because the systemic exposure results in undesired toxicities in patients. Such systemic toxicities can be mitigated by conjugating the immune agonist to a tumor specific antibody, creating a so called Immunostimulatory Antibody Drug Conjugate (ISAC).
Chemical Linkers
The third component of an ADC is the chemical linker used to attach the warhead to the antibody. The chemical linker directly affects the efficacy, safety and tolerability of an ADC. Before an ADC is internalized by the target cell, it is critical that the chemical linker provides a stable connection between the warhead and the antibody in systemic circulation, as premature release of the warhead can cause significant off-target toxicity. After an ADC is internalized by the target cell, it is critical that the warhead is released from the antibody to promote rapid and efficient cell killing.
Linkers used in ADCs fall into two categories: cleavable and non-cleavable. Cleavable linkers release the warhead intracellularly after proteolytic cleavage of the linker by intracellular enzymes such as cathepsin or after weakening of the linker by the intracellular environment. In contrast, non-cleavable linkers are resistant to this type of cleavage and instead rely on the degradation of the entire antibody. As a result, the released payload in ADCs that use non-cleavable linkers remains attached to a fragment of the antibody, which limits the warhead’s permeability to adjacent cells, reducing the bystander effect and potentially the ADC’s efficacy in tumors with heterogeneous target antigen expression.
Key Strengths and Attributes of Antibody Drug Conjugates
Antibody drug conjugates are an important part of the cancer treatment paradigm for the following reasons:
•Selective Targeting. Traditional chemotherapies are unable to distinguish between healthy cells and tumor cells. As a result, these therapies typically have a narrow therapeutic window (i.e., the dose range that can treat disease effectively without causing unacceptable toxic side effects). In contrast, ADCs, through their use of antigen-specific antibodies, target tumor cells or other cells in the tumor microenvironment with greater selectivity than do traditional chemotherapies. This selective targeting allows ADCs to use

Annual Report	8

potent cytotoxins or immune agonists at dose levels that otherwise would not be tolerable. As a result, ADCs can represent a highly effective treatment approach while maintaining manageable side effects.
•Wide Addressable Patient Population. ADCs represent a treatment approach that expands the treatment options available to cancer patients. Many therapies are not appropriate for certain patient populations. For example, chemotherapy may not be appropriate when the patient is too sick to tolerate or does not respond to available chemotherapeutics, stem cell transplant may not be appropriate when the patient is frail, and some novel targeted therapies such as CAR-T (i.e., a type of treatment in which a patient’s T cells are modified in the laboratory so they will attack cancer cells) may not be appropriate when there is significant comorbidity. As a result of these limitations, there remains a significant unmet medical need for patients for whom other treatment options are inappropriate or ineffective.
•Potential in Relapsed or Refractory Patients. Traditional therapies typically have limited effectiveness for patients who exhibit relapsed (i.e., the cancer returns after an initial positive response to treatment) or refractory (i.e., the cancer is resistant to treatment) disease. In contrast, some ADCs have proven efficacious in such patient populations while maintaining a manageable tolerability profile. Therefore, ADCs represent an important part of the cancer treatment paradigm, expanding the treatment options available to patients suffering from relapsed or refractory disease.
The Antibody Drug Conjugates Landscape
While ADCs are an important part of cancer treatment, there are certain challenges in developing ADCs that achieve the optimal therapeutic index (i.e., the balance between efficacy and tolerability). These challenges include (i) developing warheads that are sufficiently potent to target cancers with low or heterogeneous antigen expression without causing unacceptable toxic side effects, (ii) designing linkers that are stable in systemic circulation but that release the warhead once the ADC has been internalized by the cell, and (iii) creating ADCs that achieve durable responses. We believe that our expertise in ADC research and development and access to a toolbox of different ADC technologies enables us to develop ADCs that overcome these challenges.
Our Next-Generation PBD-Based Antibody Drug Conjugates
We develop ADCs that use next-generation PBD warhead technology. Using this technology, we have developed a diverse and balanced portfolio of highly targeted ADCs with potential for improved therapeutic indices that may allow us to broaden the scope of addressable cancer patients for whom treatment with ADCs is feasible and appropriate.
PBDs are a class of antibiotic or anti-tumor molecules. First-generation PBDs, developed in the early 2000s, were originally used as stand-alone chemotherapeutics. They were subsequently explored for use as ADC warheads. However, these first-generation PBD warheads’ hydrophobicity generally resulted in manufacturability issues and they exhibited significant toxicities that resulted in very narrow therapeutic indices. In contrast, our ADCs use next-generation PBD technology, which is designed to produce warheads that are less hydrophobic, causing them to be easier to conjugate and, based on preclinical data, have less off-target toxicity than first-generation PBD warheads. Through further in-house development of conjugation technology and highly stable linker design, we aim to develop PBD-based ADCs that achieve significant clinical activity and durable responses in difficult-to-treat patients.
Our ADCs use PBD dimer warheads, which are two PBD monomer molecules bonded together. Once inside a target cell, these PBD dimers bind irreversibly to DNA without distorting the double helix, potentially evading DNA repair mechanisms that can otherwise reduce ADCs’ effectiveness. PBD dimers do this by covalently binding two guanines from opposite DNA strands in the minor groove, forming highly

Annual Report	9

cytotoxic interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication, and ultimately resulting in cell death. The figure below shows the mechanism of action of our PBD-based ADCs.
_______________
The mechanism of action of our PBD-based ADCs.

We believe that our ADCs, using next-generation PBD technology, have the potential to become an important part of the cancer treatment paradigm due to their following potential benefits:
•Cytotoxic Potency. The PBD dimer warheads used in our ADCs have been shown preclinically to be approximately 100 times more potent than warheads used in currently marketed ADCs, such as auristatin, maytansine and calicheamicin. The figure below shows the relative in vitro cytotoxic potency of various ADC warheads and common chemotherapeutics in comparison to a PBD dimer. Despite their potency, however, the PBD dimer warheads used in our ADCs have demonstrated a manageable tolerability profile in our preclinical studies and clinical trials to date.

______________
The relative in vitro cytotoxic potency of various ADC warheads (in red) and common chemotherapeutics (in black) in comparison to a PBD dimer. “IC50” means the drug concentration causing 50% inhibition of the desired activity, and “M” means molar. Source: Spirogen, a subsidiary of AstraZeneca plc.

Annual Report	10

Activity in Tumors with Low-Expressing Targets. Tumor cells typically require a threshold number of warhead molecules to be internalized for efficient cell killing. The high potency of our PBD-based warheads means that, compared to other warheads, fewer molecules of warhead should be needed to be internalized into the cancer cell to kill it. In cancer cells with low levels of antigen expression, ADCs with less potent warheads cannot bind in sufficient quantities to be effective. We believe that the potency of our PBD-based warheads may allow us to develop ADCs that target antigens with low expression levels in the tumor microenvironment, potentially increasing the range of cancers amenable to treatment with ADCs.
•Durable Responses. Cross-links in DNA occur when an agent reacts with two nucleotides of DNA, forming a covalent linkage between them. The cross-links can occur in the same strand (i.e., intrastrand) or between opposite strands of DNA (i.e., interstrand). Our PBD-based ADCs create interstrand cross-links in the target cells’ DNA. These interstrand cross-links persist in target cells and can lie dormant, potentially for weeks. We believe that this allows our ADCs to target slowly proliferating cancer cells, including cancer stem cells. The persistence of the interstrand cross-links is explained by the fact that these cross-links do not distort the DNA helix. Cells have natural DNA repair mechanisms that detect structural changes to DNA, including those caused by cytotoxic warheads, and repair the DNA back to its original state. Warheads that create intrastrand cross-links, and even some warheads that create interstrand cross-links such as calicheamicin, distort the DNA helix, triggering the cells’ DNA repair mechanisms, thereby reducing their efficacy and leading to drug resistance. As PBD cross-links are non-distortive, they are designed to be able to evade the cells’ DNA repair mechanisms. In addition, tumor cells also induce the expression of certain transporter proteins (i.e., proteins that are able to transport warheads across the membrane outside the tumor cell) or the activation of detoxifying mechanisms that lead to inactive toxins. These potential resistance mechanisms limit traditional ADCs’ efficacy, resulting in limited clinical responses and relapses. Based on data to date, very few resistance mechanisms have been reported for PBDs. We believe that all of these factors may contribute to the frequency and durability of responses in heavily pre-treated and primary refractory patients that we have observed in our clinical trials.
•Bystander Effect. The bystander effect occurs when a released warhead is able to diffuse into and kill neighboring cells in the tumor microenvironment, irrespective of those cells’ antigen expression. Upon binding to the target antigen and internalization of our ADCs into the tumor cell, the warhead is designed to induce apoptosis. This is followed by the release of free PBD dimers into the tumor microenvironment. Since our PBD-based warheads are cell-permeable, they may be able to diffuse into adjacent cells and kill them in an antigen-independent manner. We believe that this may allow us to develop ADCs that target antigens with heterogeneous expression levels in the tumor microenvironment, potentially increasing the range of cancers amenable to treatment with ADCs. Once the PBD is released into circulation outside the tumor microenvironment, it is rapidly excreted with a short half-life, thus limiting overall systemic toxicity. We believe that this results in our ADCs’ bystander effect being controlled and generally limited to tumor cells.
•Immunogenic Cell Death. PBD warheads have been observed to induce immunogenic cell death, whereby a cancer cell’s death expresses certain stress signals that induce the body’s anti-tumor immune response through the activation of T cells and antigen-presenting cells. This opens up the potential for combining our ADCs with other therapies, particularly with immuno-oncology therapies such as checkpoint inhibitors, that are specifically designed to activate the patient’s own immune system to combat cancer.
Our New Technologies and Platforms

In addition to the PBD dimer platform, we have developed a proprietary exatecan drug-linker platform. Exatecans belong to the family of camptothecins, which are naturally occurring pentacyclic quinoline alkaloids that bind to DNA topoisomerase I, inhibiting DNA relegation and finally causing apoptosis. Campothecins such as exatecan therefore possesses high cytotoxic activity against a variety of tumors. Clinical development of exatecan as a stand-alone chemotherapy has been done, but was terminated due to the lack of a therapeutic window. Recently, the use of deruxtecan, based on a close analogue of exatecan was successfully used to develop the Her2 specific ADC trastuzumab deruxtecan which is now approved in the US and Europe for the treatment of Her2 expressing tumors.

The cytotoxic potency of exatecan is significantly lower compared to PBD dimer warheads, and hence we will develop exatecan based ADCs for those tumor targets that are not amenable for a PBD based ADC approach. For instance, targets that are not uniquely expressed on tumors but also show expression on healthy tissue (such as Her2) could be addressed with an exatecan based ADC. Like PBD warheads, exatecan itself has bystander activity and is also believed to cause immunogenic cell death.

Finally, we have access to a proprietary DNA alkylating cytotoxic under our development and option to license agreement with IntoCell (South Korea).

Annual Report	11

ADCT Toolbox

Annual Report	12

Our Portfolio and Pipeline

The following table provides an overview of our current product portfolio and research pipeline:
_______________
Anticipated milestones set forth in this chart are subject to further future adjustment. NTE: Non-Transplant Eligible
* Zynlonta was approved under the FDA accelerated approval program and continued approval for this indication is contingent upon verification and description of clinical benefit in a confirmatory trial and is underway in our Phase 3 confirmatory clinical trial, LOTIS 5.

The Lymphoma Disease Setting - ZYNLONTA

Lymphoma is a group of several closely related blood cancers that develop in the lymphatic system, an interconnected network of vessels and nodes that circulate a fluid called lymph. The lymph is rich in lymphocytes, a type of white blood cells that help the body fight off infections and other diseases. Lymphoma occurs when lymphocytes become cancerous and are typically classified into two groups: non-Hodgkin lymphoma (“NHL”) and Hodgkin lymphoma (“HL”).

Non-Hodgkin Lymphoma
Non-Hodgkin lymphoma is a heterogeneous group of cancers of the lymphatic system that is characterized by the overproduction and accumulation of lymphocytes, either B lymphocytes (“B cells”) or T lymphocytes (“T cells”). These cancerous lymphocytes travel to and accumulate in other organs, including the lymph nodes, bone marrow and spleen, and disrupt these organs’ normal functioning. According to Decision Resources Group (“DRG”), in 2022, there were an estimated 154,500 total new cases of NHL in the United States, France, Germany, Italy, Spain and the United Kingdom (“EU5”). The various types of NHL are distinguished by the characteristics of the cancer cells associated

Annual Report	13

with each disease type. The designations “indolent” (i.e., slow growing) and “aggressive” (i.e., fast growing) are often applied to types of NHL based on the diseases’ progression and prognosis. The figure below shows the distribution of NHL in the United States and EU5.

Distribution of Non-Hodgkin Lymphoma in the United States and Europe

Follicular Lymphoma, 26,900
Mantle Cell Lymphoma, 6,400
Diffuse Large B-cell Lymphoma, 57,000
Peripheral T-cell Lymphoma, 13,800
Other Non-Hodgkin Lymphoma, 50,400

_______________
The distribution of NHL in the United States and EU5. Figures represent the estimated total number of new cases of the respective diseases in 2022.
Diffuse Large B-Cell Lymphoma
Diffuse large B-cell lymphoma is an aggressive type of NHL that develops from the B cells in the lymphatic system. It is the most common type of NHL, with an estimated 50,400 total new cases of DLBCL in the United States and EU5 in 2022 according to DRG. Approximately 25,200 new cases were in the United States and approximately 25,200 new cases were in EU5. If left untreated, DLBCL is rapidly fatal.
Treatments for DLBCL can be divided into first-line, second-line and third-line and later therapies. The figure below shows the current DLBCL treatment landscape.

Annual Report	14

Algorithm for Transplant-Eligible R/R LBCL

Time from 1L therapy
≤1 year: ~75%
>1 year: ~25%
Eligible for CAR T-cell?
Eligible for ASCT?
Yes
~70%
No
~30%
No
~50%
Yes
~50%
2L CAR T-cell (axi-cel or liso-cel)
2 or 3L+ therapy options
• Investigational agent/regimen
• Immunochemotherapy
• CAR T-cell (if not given in 2L)
• Polatuzumab vedotin + BR
• Selinexor
• Tafasitamab + lenalidomide
• Loncastuximab tesirine
• Best supportive care or XRT
2L Salvage +/- ASCT
~30-40%
~40-50%
Projected Cure
(~20% of all 2L LBCL)
Cure
(~5% of all 2L LBCL)

Westin and Sehn, Blood 2022

_______________
Westin J, Sehn LH. CAR T cells as a second-line therapy for large B-cell lymphoma: a paradigm shift? Blood. 2022 May 5;139(18):2737-2746, 2744. doi: 10.1182/blood.2022015789. PMID: 35240677. This Electronic Copy of Copyrighted Material Was Made and Delivered to the Government Under License from RightsDirect – No Further Reproduction is Permitted.
First-line therapy generally involves chemotherapy with a rituximab backbone, such as R-CHOP (i.e., a chemotherapy regimen consisting of cyclophosphamide, doxorubicin hydrochloride, vincristine sulfate and prednisone, plus rituximab). Although first-line therapy is effective in some patients, according to DRG, approximately 40% of patients require second-line therapy. The prognosis is generally poor for patients who do not respond to first-line therapy. For example, a study of two large randomized trials and two academic databases found that for patients who exhibit primary refractory disease, only 20% displayed a response and only 3% displayed a complete response to subsequent chemotherapy.
Second-line therapy depends on whether the patient is eligible for stem cell transplant (i.e., transplant involving a healthy donor’s stem cells). Eligibility is determined by a patient’s physical fitness and response to high-dose salvage chemotherapy. Second-line therapy involves cellular therapies such as CAR-T, polatuzumab in combination with bendamustine and a rituximab product, tafasitamab in combination with lenalidomide and chemotherapy. According to DRG, of the patients who require treatment in the second-line setting, approximately 50% will require third-line therapy.
Current third-line therapies include ZYNLONTA, CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. Given the side effects and the fitness required to undergo CAR-T and allogeneic stem cell transplant, patients who are ineligible to receive CAR-T and autologous stem cell transplant as a second-line therapy may also be ineligible to receive CAR-T or allogeneic stem cell transplant as a third-line therapy. Other treatment options may be limited in efficacy or associated with severe side effects. The limited treatment options and poor outcomes observed in patients with relapsed or refractory DLBCL highlights the urgent need for alternative treatment strategies. ZYNLONTA has the potential to address this unmet medical need.

Hodgkin Lymphoma– Camidanlumab Tesirine
Hodgkin lymphoma is a rare but highly curable type of neoplasm of the lymph nodes. These lymphoid malignancies travel to other organs, such as the liver, lungs and bone marrow, and disrupt these organs’ normal functioning. According to DRG, in 2020, there were an estimated 17,900 total new cases of HL in the United States and EU5. Approximately 9,300 new cases were in the United States and approximately 8,600

Annual Report	15

new cases were in EU5. Patients diagnosed with HL generally have good prognoses, with a five-year overall survival rate of approximately 87%.
Treatments for HL can be divided into first-line, second-line and third-line and later therapies. The figure below shows the current HL treatment landscape.
_______________
Current HL treatment landscape. Patient population data presented are for the United States and EU5. Not all relapsing patients will receive treatment. The blue box represents the initial potential addressable patient population for Cami, if approved as a third-line therapy.
Current third-line therapies include an alternative chemotherapy regimen not previously used or immunotherapy with brentuximab vedotin. Although brentuximab vedotin and checkpoint inhibitors have achieved relatively high ORRs compared to traditional chemotherapy regimens, these therapies are moving into earlier lines of treatment. Other third-line chemotherapy regimens involving bendamustine, everolimus or lenalidomide have only shown limited efficacy. Other therapies include allogeneic stem cell transplantation. However, given that stem cell transplant requires patients to be physically fit, the proportion of eligible patients is small. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory HL highlights the urgent need for alternative treatment strategies.

The Leukemia Disease Setting – ADCT-602

Leukemia is a group of several closely related blood cancers that develop in the bone marrow. Once the marrow cell undergoes a leukemic change, the leukemia cells may grow and survive better than healthy cells. Over time, the leukemia cells crowd out or suppress the development of healthy cells. Leukemia is classified into four groups: acute lymphoblastic leukemia, chronic lymphocytic leukemia, acute myeloid leukemia and chronic myeloid leukemia.

Acute Lymphoblastic Leukemia

Acute lymphoblastic leukemia (“ALL”) is an aggressive form of blood cancer, characterized by the overproduction and accumulation of cancerous, immature white blood cells, known as leukemic blasts. These leukemic blasts are overproduced in the bone marrow affecting the synthesis of normal blood cells, causing a decrease in red blood cells, platelets and normal white blood cells. According to DRG, in 2016, there were an estimated 9,000 total new cases of ALL in the United States and Europe. ALL develops rapidly throughout the bone marrow and peripheral blood within a few days or a few weeks of the first symptoms. If left untreated, ALL is rapidly fatal.

Common therapies for ALL include multidrug chemotherapy regimens using available generic chemotherapeutics. Although first-line therapy is effective in some patients, according to DRG, approximately 30%-40% of patients require second-line therapy. For these patients, treatment options include targeted therapies such as tisagenlecleucel, a CD19-directed genetically modified autologous T cell immunotherapy, blinatumomab, a bispecific T cell engager targeting CD19, and inotuzumab ozogamicin, a CD22-directed ADC. However, there remains a

Annual Report	16

significant unmet medical need for patients who exhibit relapsed or refractory ALL due to the heterogeneity of and the existence of different subgroups within ALL. We continue to investigate ADCT-602 (CD22) in this area of high unmet medical need.

The Solid Tumor Disease Setting – ADCT-601, ADCT-901, ADCT-701, ADCT-212

There are many different types of solid tumors and they account for the majority of cancers. The most commonly diagnosed solid tumor cancers include lung cancer, prostate cancer, breast cancer and colorectal cancer. The prognosis and treatment of solid tumor cancers vary based on the type of cancer. The remainder of the PBD-based portfolio has the potential to address unmet medical need across a number of these tumor types (dose escalation and dose expansion studies will be required to shape further clinical development and registration choices).

Despite recent significant advances in the treatment of some solid tumor cancers, there remains a high medical need for novel therapies. One of the significant recent advances in the treatment of solid tumor cancers is the introduction of PD1 and PD-L1 checkpoint inhibitors, such as pembrolizumab, that leverages the body’s immune system to attack tumor cells. However, only 45% of cancer patients are eligible for treatment with checkpoint inhibitors and only 12% of cancer patients respond to treatment with checkpoint inhibitors. We are developing product candidates directed at different targets from those targeted by checkpoint inhibitors. We believe that our product candidates may enhance the efficacy of checkpoint inhibitors when they are used in combination and may provide a treatment option for patients who are not eligible for or do not respond to treatment with checkpoint inhibitors. We believe that there is a significant opportunity for our product candidates to address the high unmet medical need of these patient populations.
ZYNLONTA (loncastuximab tesirine): PBD-Based ADC Targeting CD19
Overview

Our flagship product, ZYNLONTA, is an ADC targeting CD19-expressing cancers, and was approved by the FDA and EMA for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma.

We continue to commercialize ZYNLONTA in the United States through our own infrastructure and selectively pursued strategic collaborations, business combinations, acquisitions, licensing opportunities or similar strategies in other geographies. We are committed to providing global access to ZYNLONTA to patients who may benefit from treatment. We entered an exclusive license agreement with Swedish Orphan Biovitrum AB (“Sobi”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Europe and all other jurisdictions outside of the U.S., Japan, greater China and Singapore. On December 20, 2022 the European Commission (“EC”) granted conditional marketing authorization for the use of ZYNLONTA for the treatment of relapsed or refractory DLBCL. The approval follows a positive opinion issued in September 2022 by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (“EMA”). Sobi expects to commence launching ZYNLONTA upon completion of the marketing authorization transfer. In January 2022, we entered an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. In December 2020, we entered into a joint venture with Overland Pharmaceuticals to develop and commercialize ZYNLONTA, among other product candidates, in greater China and Singapore.

Annual Report	17

Key ZYNLONTA Studies

_____________
ASCT: Autologous Stem Cell Transplant; IST: Investigator-Sponsored Trials; NHL: Non-Hodgkin Lymphoma; * Data cutoff for 20 patients: February 28, 2022

Further, as part of our strategy, we intend to continue to evaluate ZYNLONTA in combination with other therapies for the treatment of other types of relapsed or B-cell non-Hodgkin lymphomas. We intend to move into earlier lines of treatment to ensure more patients can benefit from ZYNLONTA for a longer course of treatment.

Annual Report	18

Critical ZYNLONTA Attributes
_______________
1. Based on pivotal LOTIS-2 trial. Full prescribing information available at www.ZYNLONTA.com, including warnings and precautions. ORR: Overall Response Rate; CR: Complete Response; mDOR: Median Duration of Response; CRS: Cytokine Release Syndrome
2. Includes patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics ORR: Overall Response Rate; CR: Complete Response; mDOR: Median Duration of Response; CRS: Cytokine Release Syndrome

Commercialization

Upon receipt of FDA approval, we began to commercialize ZYNLONTA in the United States through our own U.S. organization infrastructure. Our U.S. commercial team has been able to commercialize ZYNLONTA due to the following:
•Our commercial organization is led by a seasoned Chief Commercial Officer and senior commercial leadership team, including Head of Marketing and Head of Market Access each with deep experience in the oncology market;
•Our Medical Affairs function is led by an experienced Medical Affairs Leadership Team, and includes a team of highly experienced, senior medical science liaisons;
•A highly talented and efficient U.S. customer-facing organization of more than 60 cross-functional employees, which we believe has the potential to cover more than 90% of the DLBCL opportunity;
•Continued investment in resources to educate on the differentiated profile of ZYNLONTA;
•Increasing scientific interactions with academic and community thought leaders;
•engaging payors and key access stakeholders to introduce ADC Therapeutics, align on the unmet medical needs in relapsed or refractory DLBCL and address questions regarding the differentiated product profile of ZYNLONTA and its unique value proposition for patients.
In addition, we have entered into strategic collaborations to maximize ZYNLONTA’s commercial potential outside of the United States, including an exclusive license agreement with Sobi for regions other than the U.S., greater China, Singapore and Japan, an exclusive license agreement with MTPC for Japan, and a joint venture with Overland Pharmaceuticals for greater China and Singapore.

Annual Report	19

Structure and Mechanism of Action
ZYNLONTA is composed of a humanized monoclonal antibody (RB4v1.2) directed against human CD19 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD19-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows the structure of ZYNLONTA.
_______________

Visual representation of ZYNLONTA.
The human CD19 antigen is involved in the recognition, binding and adhesion processes of cells, mediating direct interactions between surfaces of different cell types and pathogen recognition. CD19 is expressed only on B cells (i.e., a type of white blood cell that plays a significant role in protecting the body from infection by producing antibodies) throughout all stages of B cell development and differentiation. Its expression is maintained in high levels in hematologic B cell malignancies, including NHL and certain types of leukemia. For example, CD19 is expressed in activated B cells and memory B cells in DLBCL, in naïve B cells in MCL, and in memory B cells in FL.
Regulatory Approval
Our flagship product, ZYNLONTA, received accelerated approval from the FDA on April 23, 2021, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. Continued approval for this indication is contingent upon verification and description of clinical benefit in a confirmatory trial and is underway in our Phase 3 confirmatory clinical trial, LOTIS 5. On December 20, 2022, the EC granted conditional marketing authorization for the use of ZYNLONTA for the treatment of relapsed or refractory DLBCL. The EC decision is valid in all European Union Member States, Iceland, Norway, and Liechtenstein. The EC granted conditional marketing authorization for ZYNLONTA for this indication and continued approval is contingent upon verification in a confirmatory trial.
Confirmatory Clinical Trial
In September 2020, we commenced a confirmatory trial (LOTIS-5) concurrently with the BLA submission. The confirmatory clinical trial is a Phase 3, randomized, open-label, two-part, two-arm, multi-center clinical trial of ZYNLONTA combined with rituximab compared to immunochemotherapy in patients with relapsed or refractory DLBCL.
The primary objective of the clinical trial is to evaluate the efficacy of ZYNLONTA combined with rituximab compared to standard immunochemotherapy, as measured by progression-free survival (“PFS”). The secondary objectives of the clinical trial are to evaluate overall survival (OS) as well as: (i) characterize the safety profile of ZYNLONTA combined with rituximab, (ii) characterize the pharmacokinetic profile of ZYNLONTA combined with rituximab, (iii) evaluate the immunogenicity of ZYNLONTA combined with rituximab and (iv) evaluate the impact of ZYNLONTA combined with rituximab treatment on treatment-related and disease-related symptoms, patient-reported functions and overall health status.
The clinical trial is enrolling patients with pathologically confirmed relapsed or refractory DLBCL who are not considered by the investigator to be a candidate for SCT and who had failed at least one multi-agent systemic treatment regimen. The clinical trial is expected to enroll approximately 350 patients.

Annual Report	20

The clinical trial is being conducted in two parts: In the safety run-in, the first 20 patients were non-randomly assigned to receive ZYNLONTA in combination with rituximab to compare the combination’s toxicity against historical safety data from monotherapy clinical trials of ZYNLONTA. The randomized part of the clinical trial was initiated after the last patient in the safety run-in completed the first treatment cycle and it was observed that there were no significant increases in toxicity of the combination as compared to historical safety data of ZYNLONTA used as a monotherapy. In addition, the initial response data suggests that the combination of ZYNLONTA and rituximab is additive. Patients are randomly assigned 1:1 to receive either ZYNLONTA in combination with rituximab or rituximab in combination with gemcitabine and oxaliplatin. The randomized part of the clinical trial is expected to enroll approximately 330 patients.
We believe that this clinical trial, if successful, will support an sBLA for ZYNLONTA to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients.
Phase 1 Clinical Trial in Relapsed or Refractory Non-Hodgkin Lymphoma
We have conducted a Phase 1, open-label, dose escalation and dose expansion clinical trial of the safety and tolerability of ZYNLONTA, used as monotherapy, in 183 patients with relapsed or refractory B-NHL, which includes de novo and transformed DLBCL, FL, chronic lymphocytic leukemia, MCL, marginal zone B-cell lymphoma, Burkitt’s lymphoma and lymphoplasmacytic lymphoma. The clinical trial’s design and our main findings are summarized below.
Clinical Trial Design
The primary objectives of the dose escalation stage of the clinical trial were to (i) evaluate the safety and tolerability, and determine, as appropriate, the maximum tolerated dose (“MTD”) of ZYNLONTA in patients with relapsed or refractory B-NHL and (ii) determine the recommended dose(s) of ZYNLONTA for the dose expansion stage of the clinical trial. The primary objective of the dose expansion stage was to evaluate the safety and tolerability of ZYNLONTA at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial were to (i) evaluate the clinical activity of ZYNLONTA, as measured by ORR, DoR, overall survival (“OS”) and PFS, (ii) characterize the pharmacokinetic profile of ZYNLONTA and the free warhead SG3199 and (iii) evaluate anti-drug antibodies (“ADAs”) in patients’ blood before, during and after treatment with ZYNLONTA.
The clinical trial enrolled patients with pathologically confirmed relapsed or refractory B-NHL who had failed or were intolerant to established therapy or for whom no other treatment options were available. Of the 183 patients who participated in the clinical trial, 139 patients were diagnosed with relapsed or refractory DLBCL, 15 patients were diagnosed with relapsed or refractory MCL, 14 patients were diagnosed with FL and the remaining 15 patients were diagnosed with other forms of relapsed or refractory B-NHL.
In the dose escalation stage, patients received intravenous infusions of ZYNLONTA, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose was 15 µg/kg and the highest allowed dose was planned at 300 µg/kg. Dose escalation was conducted using a 3+3 design with oversight by a Dose Escalation Steering Committee (“DESC”). In the dose expansion stage, patients received 120 µg/kg and 150 µg/kg doses on the first day of each 21-day treatment cycle. The dose levels were determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. In this clinical trial, response to treatment was determined as complete response (“CR”), partial response (“PR”), stable disease (“SD”) or progressive disease (“PD”), based on the 2014 Lugano Classification Criteria.

Clinical Trial Results
Diffuse Large B-Cell Lymphoma
For patients with relapsed or refractory DLBCL (n=139), the median prior lines of therapy received was three. The median number of treatment cycles received was two and the maximum number of treatment cycles received was 13. The median duration of treatment was 64 days.
The main observed safety and tolerability findings in patients with relapsed or refractory DLBCL were as follows:
•The MTD was not reached in the dose escalation stage.
•Grade ≥3 TEAEs were reported in 108 patients, or 77.7% of patients. The most common Grade ≥3 TEAEs that were reported in more than 10% of patients included neutrophil count decreased (reported in 38.1% of patients, including 37.1% of patients at the 150 µg/kg dose used in our pivotal Phase 2 clinical trial), platelet count decreased (reported in 26.6% of patients, including 25.7% of patients at the 150 µg/kg dose used in our pivotal Phase 2 clinical trial), gamma-glutamyltransferase increased (reported in 19.4% of patients, including 17.1% of patients at the 150 µg/kg dose used in our pivotal Phase 2 clinical trial) and anemia (reported in 13.7% of patients, including 15.7% of patients at the 150 µg/kg dose used in our pivotal Phase 2 clinical trial).
•TEAEs in 26 patients, or 18.7% of patients, led to treatment discontinuation.
The main observed efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory DLBCL were as follows:

Annual Report	21

•Across all dose levels, 32 patients, or 23.4% of patients, achieved a complete response and another 26 patients, or 19.0% of patients, achieved a partial response, resulting in a 42.3% ORR. At the 150 µg/kg dose level used in our pivotal Phase 2 clinical trial, 15 patients, or 21.4% of patients, achieved a complete response and another 14 patients, or 20.0% of patients, achieved a partial response, resulting in a 41.4% ORR.
•ZYNLONTA’s favorable clinical activity was observed across a broad patient population in this clinical trial, including transplant eligible and ineligible patients, patients who have not responded to first-line therapy or any prior therapy and patients with bulky disease, double-hit and triple-hit disease and transformed disease.
•Across all dose levels, the median DoR was not reached for patients who achieved a complete response (indicating that more than half of the patients continued to show a complete response as of their most recent assessment) and 2.86 months for patients who achieved a partial response, for an overall DoR of 4.47 months. At dose levels ≥120 µg/kg, the median DoR was not reached for patients who achieved a complete response (indicating that more than half of the patients continued to show a complete response as of their most recent assessment) and was 2.69 months for patients who achieved a partial response, for an overall DoR of 4.17 months.
Mantle Cell Lymphoma
For patients with relapsed or refractory MCL (n=15), the median prior lines of therapy received was four. The median number of treatment cycles received was two and the maximum number of treatment cycles received was 11. The median duration of treatment was 65 days.
The main observed safety and tolerability findings in patients with relapsed or refractory MCL were similar in nature, frequency and severity to those in patients with relapsed or refractory DLBCL. The main observed efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory MCL were as follows:
•Across all dose levels, five patients, or 33.3% of patients, achieved a complete response and another two patients, or 13.3% of patients, achieved a partial response, resulting in a 46.7% ORR.
•The median DoR was not reached (indicating that more than half of the patients continued to show a complete response as of their most recent assessment).
Follicular Lymphoma
For patients with relapsed or refractory FL (n=14), the median prior lines of therapy received was four. The median number of treatment cycles received was three and the maximum number of treatment cycles received was 12. The median duration of treatment was 79 days.
The main observed safety and tolerability findings in patients with relapsed or refractory FL were similar in nature, frequency and severity to those in patients with relapsed or refractory DLBCL. The main efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory FL were as follows:
•Across all dose levels, nine patients, or 64.3% of patients, achieved a complete response and another two patients, or 14.3% of patients, achieved a partial response, resulting in a 78.6% ORR.
•The median DoR was not reached (indicating that more than half of the patients continued to show a complete response as of their most recent assessment).
Pivotal Phase 2 Clinical Trial in Relapsed or Refractory Diffuse Large B-Cell Lymphoma
We have conducted a 145-patient Phase 2, multi-center, open-label, single-arm clinical trial to evaluate the safety and efficacy of ZYNLONTA in patients with relapsed or refractory DLBCL, as defined according to the 2016 World Health Organization classification to include DLBCL not otherwise specified, primary mediastinal large B-cell lymphoma and high-grade B-cell lymphoma with MYC and BCL2 and/or BCL6 rearrangements. The results of the clinical trial showed significant anti-tumor activity and manageable tolerability profile across a broad population of patients with relapsed or refractory DLBCL. The clinical trial’s design and our main findings are summarized below.
Clinical Trial Design
The primary objective of the Phase 2 clinical trial was to evaluate the efficacy of ZYNLONTA in patients with relapsed or refractory DLBCL, measured by ORR based on the 2014 Lugano Classification Criteria. The secondary objectives were to (i) further evaluate the efficacy of ZYNLONTA measured by DoR, CRR, PFS, relapse-free survival (“RFS”) and OS, (ii) characterize the safety profile of ZYNLONTA, (iii) characterize the pharmacokinetic profile of ZYNLONTA, (iv) evaluate the immunogenicity of ZYNLONTA and (v) evaluate the impact of ZYNLONTA treatment on health-related quality of life (“HRQoL”).

Annual Report	22

The clinical trial enrolled patients with pathologically confirmed relapsed or refractory DLBCL who have previously received two or more multi-agent systemic treatment regimens. The table below presents information about the patients’ characteristics.

Patient Characteristics		n=145
Age, median (minimum, maximum)		66	(23, 94)
Histology, n (%)	DLBCL Not otherwise specified	128	(88.3)
	HGBCL*	10	(6.9)
	PMBCL**	7	(4.8)
Cancer characteristic, n (%)	Double-hit or triple-hit disease***	15	(10.3)
	Double/triple expressor	20	(13.8)
	Transformed disease****	29	(20.0)
Disease stage*****, n (%)	I-II	33	(22.8)
	III-IV	112	(77.2)
Number of previous systemic therapies received, median (minimum, maximum)		3	(2, 7)
Response to first-line prior systemic therapy, n (%)	Relapsed	99	(68.3)
	Refractory	29	(20.0)
Response to most recent prior systemic therapy, n (%)	Relapsed	44	(30.3)
	Refractory	88	(60.7)
Refractory to all prior systemic therapies, n (%)	Yes	24	(16.6)
	No	115	(79.3)
Prior stem cell transplant, n (%)	Autologous stem cell transplant	21	(14.5)
	Allogeneic stem cell transplant	2	(1.4)
	Both autologous and allogeneic stem cell transplant	1	(0.7)
	No	121	(83.4)
_______________

Information about the patients’ characteristics. *High-grade diffuse large B-cell lymphoma. **Primary mediastinal large B-cell lymphoma. ***Double-hit or triple-hit DLBCL are rare subtypes of DLBCL characterized by two or three recurrent chromosome translocations and are generally associated with poor prognosis. ****Transformed disease is recorded for patients who had another type of lymphoma that transformed to DLBCL. *****Disease stage is determined by the location of the tumor: Stage I means that the cancer is located in a single region, usually one lymph node and the surrounding area. Stage II means that the cancer is located in two separate regions, an affected lymph node or lymphatic organ and a second affected area, and that both affected areas are confined to one side of the diaphragm; Stage III means that the cancer has spread to both sides of the diaphragm, including one organ or area near the lymph nodes or the spleen; Stage IV means diffuse or disseminated involvement of one or more extralymphatic organs, including any involvement of the liver, bone marrow, or nodular involvement of the lungs.
The clinical trial used a two-stage design, with an interim analysis for futility based on data collected from the first 52 patients. The results of the interim analysis for futility in May 2019 showed that the clinical trial met the criteria to continue to full enrollment. Patients received a 150 µg/kg dose on the first day of each 21-day treatment cycle for two treatment cycles, followed by a reduction to a 75 µg/kg dose on the first day of each 21-day treatment cycle for up to one year. The decision for initial dosing at the 150 µg/kg dose level was predicated on higher observed and predicted ORR as compared to lower dose levels. The decision to reduce the dose level after two treatment cycles was based on the rapid onset of initial response observed in the majority of patients in the Phase 1 clinical trial and the desire to optimize the risk-benefit profile for patients. Therefore, the dosing regimen was selected to optimize the frequency of objective response, while permitting continued exposure with manageable toxicity to optimize the durability of response. In this clinical trial, response to treatment was determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria. We also collected liquid biopsies from all patients before and after treatment with ZYNLONTA and we are applying multi-omics approaches (i.e., biological analysis approaches in which data sets of different “omic” groups, such as genome, proteome, and epigenome, are combined) to identify genetic signatures that may predict response to ZYNLONTA.
Clinical Trial Results
The mean number of treatment cycles received was 4.6 and the maximum number of treatment cycles received was 26.
As of March 1, 2021, the main observed safety and tolerability findings were as follows:
•Grade ≥3 TEAEs were reported in 107 patients, or 73.8% of patients. The most common Grade ≥3 TEAEs that were reported in more than 10% of patients included neutropenia (reported in 26.2% of patients), thrombocytopenia (reported in 17.9% of patients), gamma-glutamyltransferase increased (reported in 17.2% of patients) and anemia (reported in 10.3% of patients).

Annual Report	23

•Treatment-related adverse events in 27 patients, or 18.6% of patients, led to treatment discontinuation. The most common of such adverse events that led to treatment discontinuation in more than 2% of patients included gamma-glutamyltransferase increased (led to treatment discontinuation in 11.7% of patients), peripheral edema (led to treatment discontinuation in 2.8% of patients) and localized edema (led to treatment discontinuation in 2.1% of patients).

•No increase in adverse events was observed in patients aged ≥65 years compared to younger patients.
The main observed efficacy findings were as follows:

•Thirty-six patients, or 24.8% of patients, achieved a complete response and another 34 patients, or 23.4% of patients, achieved a partial response, resulting in a 48.3% ORR. The table below shows the response rate data. The median time to first response was 41.0 days.

Histology
Best Overall Response, n (%)	DLBCL-NOS (n=128)	HGBCL (n=10)	PMBCL (n=7)	All Patients (n=145)
Complete response (CR)	31 (24.2)	5 (50.0)	0 (0.0)	36 (24.8)
Partial response (PR)	33 (25.8)	0 (0.0)	1 (14.3)	34 (23.4)
Stable disease	20 (15.6)	1 (10.0)	1 (14.3)	22 (15.2)
Progressive disease	24 (18.8)	3 (30.0)	3 (42.9)	30 (20.7)
Not evaluable	20 (15.6)	1 (10.0)	2 (28.6)	23 (15.9)
Overall response rate (CR + PR)	64 (50.0)	5 (50.0)	1 (14.3)	70 (48.3)
___________

Response rate data. “Not evaluable” includes patients without any scan to independent reviewer (even clinical PD) or patients whose scan is determined as “not evaluable” by independent reviewer.
•ZYNLONTA’s favorable clinical activity was observed across a broad patient population in this clinical trial, including transplant eligible and ineligible patients, patients who have not responded to first-line therapy or any prior therapy, patients with bulky disease, double-hit and triple-hit disease and transformed disease and patients who had received prior CD19 therapies or SCT. The tables below show the effect by tumor characteristics, age, response to prior therapy (i.e., stem cell transplant or CAR-T) on response rate data.

Tumor Characteristics	Overall Response Rate, responders/total (%)
Double-hit or triple-hit disease	5/15 (33.3)
Transformed disease	13/29 (44.8)
Double/triple expressor	10/20 (50.0)
Germinal center B-cell DLBCL	26/48 (54.2)
Activated B-cell DLBCL	11/23 (47.8)

Age	Overall Response Rate, responders/total (%)
Less than 65	32/65 (49.2)
More than or equal to 65	38/80 (47.5)

Annual Report	24

Response to Prior Therapy		Overall Response Rate, responders/total (%)
Response to first-line systemic therapy	Refractory	11/29 (37.9)
	Relapsed	53/99 (53.5)
Response to prior last-line systemic therapy	Refractory	31/88 (35.2)
	Relapsed	30/44 (68.2)
Response to any prior line systemic therapy	Refractory	9/24 (37.5)
	Relapsed	60/115 (52.2)

Prior Therapy	Overall Response Rate, responders/total (%)
Stem cell transplant	14/24 (58.3)
CAR-T	6/13 (46.2)

Prior Number of Systemic Therapies	Overall Response Rate, responders/total (%)
Two prior lines	30/63 (47.6)
Three prior lines	17/35 (48.6)
More than three prior lines	23/47 (48.9)
_______________

Overall response rate data by various baseline patient characteristics.

•The median DoR was 13.37 months for patients who achieved a response and was not reached for patients who achieved a complete response. The median DoR observed in subgroups at high risk of poor prognosis was comparable to that observed in the overall study population. The figure below shows the DoR.

_______________

Duration of response. *mDoR for patients with a PR was 5.68 months.

•Sixteen patients received CD-19 directed CAR-T after receiving treatment with ZYNLONTA, with an investigator-assessed ORR of 43.8% (6 CR and 1 PR). Eleven patients received SCT as consolidation after responding to treatment with ZYNLONTA.

Annual Report	25

•The median progression free survival was 4.93 months.

•The median overall survival was 9.53 months.

Ongoing ZYNLONTA Studies

LOTIS-5: A Phase 3, randomized, open label, study of loncastuximab tesirine combined with rituximab versus immunochemotherapy in patients with diffuse large B-cell lymphoma (DLBCL) who are relapsed or refractory (r/r) after at least one prior therapy. A 2-part design is used to conduct the study. Part 1 was a non-randomized safety run-in with loncastuximab tesirine + rituximab (Lonca-R) to characterize the safety of the combination therapy. Part 2 is a randomized study evaluating the efficacy and safety of Lonca-R versus standard immunochemotherapy. The primary endpoint is PFS, defined as the time between randomization and the first documentation of recurrence or progression by independent central review, or death from any cause. The study will also assess OS, ORR, CR rate, and DOR.

In Part 1, 20 patients enrolled to receive Lonca-R in the safety run-in. Loncastuximab tesirine was administered as an IV infusion on Day 1 of each cycle of three weeks. Patients received 150 μg/kg for two cycles, then 75 μg/kg for up to six additional cycles. Rituximab 375 mg/m2 was administered as an IV infusion on Day 1 of each cycle for a total of eight cycles. After the 20th patient in the safety run-in completed the first cycle of treatment, the toxicity of Lonca-R was compared with historical safety data from loncastuximab tesirine monotherapy studies. No significant increase in toxicity was observed, and Part 2 was initiated in February 2022. Patients are randomized (1:1 ratio) to receive either Lonca-R or rituximab/gemcitabine/oxaliplatin (R-GemOx). The IDMC met in January 2023 and recommended continuation of the study without modifications. Among the first 20 patients, ORR of 75% and CR of 40% were observed in SOHO 2022.

LOTIS-7: A Phase 1b, multi-center, open-label, multi-arm study to evaluate the safety and anti-cancer activity of loncastuximab tesirine in combination with other anti-cancer agents in patients with R/R B-NHL. The study is designed to evaluate various combinations in two parts: Dose Escalation (Part 1) and Dose Expansion (Part 2). Part 1 of the study is ongoing with a cohort of patients receiving loncastuximab tesirine + Polivy. Two additional cohorts in combination with CD20xCD3 bispecific antibodies (mosunetuzumab and glofitamab) are planned in Q3 of 2023.

LOTIS-9: A Phase 2 open-label study of loncastuximab tesirine in combination with rituximab (Lonca-R) in previously untreated unfit/frail patients with DLBCL, as determined by the simplified geriatric assessment tool (sGA). The study is defined to assess the efficacy and tolerability of Lonca-R in patients > 80 years who are unfit (Cohort A); or frail (Cohort B). Cohort B is also open to patients 65-79 with cardiac contraindication(s) to anthracycline therapy. At Cycle 1, patients will be administered rituximab 375 mg/m2 as an IV infusion on Day 1, followed by loncastuximab tesirine as an IV infusion on Day 2. Thereafter, both treatments are administered on Day 1 of each 3-week cycle. For the first 2 cycles, patients will receive 150 µg/kg; 75 µg/kg will be administered for subsequent cycles. All patients are intended to receive 4 cycles of Lonca-R, with an additional 2 cycles offered to those who do not achieve complete response at first disease assessment during prior to cycle 4. Enrollment is ongoing.

LOTIS-10: This is a Phase 1b open-label, multi-center study to evaluate the safety, PK, and anti-cancer activity of loncastuximab tesirine in patients with R/R DLBCL or HGBCL – including a dose escalation in patients with moderate or severe hepatic impairment. Patients will be assigned to one of three arms: normal hepatic function (arm A), moderate hepatic impairment (arm B), or severe hepatic impairment (arm C) as defined by the Organ Dysfunction Working Group (ODWG) hepatic impairment classification. Patients assigned to Arm A will receive loncastuximab tesirine intravenously (IV) at 150 μg/kg for two cycles, then 75 μg/kg for subsequent cycles. Patients assigned to Arms B and C will receive loncastuximab tesirine IV in a standard 3+3 design, starting at 60% of the dose level used in LOTIS-2. Enrollment is expected to start in second half of 2023.

Pediatric Trial: ‘Glo-BNHL’ is a global study of novel agents in pediatric and adolescent relapsed and refractory B-cell non-Hodgkin Lymphoma (R/R BNHL), sponsored by the University of Birmingham, UK. This international multi-center, adaptive, platform trial will enroll children, adolescents, and young adults with R/R BNHL to receive treatment in one of three parallel cohorts; Arm I, bispecific antibody (BsAb); Arm II, antibody-drug conjugate (ADC) with standard chemotherapy; and Arm III, chimeric antigen receptor (CAR) T-cells. Novel agents are selected for inclusion in the platform according to an overarching prioritization list and a robust systematic scientific assessment of each proposed asset, performed by the international Trial Steering Committee (TSC). Loncastuximab tesirine was selected for study in arm II in combination with modified R-ICE (rituximab, ifosfamide, carboplatin and etoposide) chemotherapy to estimate the clinical efficacy of the combination in patients with R/R B-NHL in first (only one prior line of therapy) or subsequent relapse (more than one prior line of therapy). The study is anticipated to start in the second half of 2023.
Our PBD-based Franchise and Expanded Platform

Our PBD-based franchise comprises four clinical-stage product candidates and two preclinical product candidates for the treatment of lymphoma and leukemia, as well as various solid tumor cancers, including colorectal cancer, head and neck cancer, non-small cell lung cancer, gastric and esophageal cancers, pancreatic cancer, bladder cancer, renal cell carcinoma, melanoma, triple negative breast cancer, ovarian cancer and prostate cancer.

Annual Report	26

Camidanlumab Tesirine: PBD-Based ADC Targeting CD25

Structure and Mechanism of Action

Cami is composed of a human monoclonal antibody (HuMax®-TAC) directed against human CD25 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD25-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows a visual representation of Cami and its mechanism of action.
_______________

Visual representation of Cami.

CD25, or T cell activation antigen, is the alpha chain of IL-2R. In normal human tissue, expression of CD25 is mainly limited to activated T cells and activated B cells. CD25 is involved in autoimmunity, organ transplantation, and graft rejection, and Tregs are involved in the prevention of autoimmune processes. The preponderance of CD25-expressing cells in hematological malignancies and the relationship between increased CD25 expression and poor prognosis raises the possibility of using an anti-CD25 antibody to deliver a potent cytotoxin to these cells in patients.
Phase 2 Clinical Trial in Relapsed or Refractory Hodgkin Lymphoma

We have completed a 117-patient Phase 2, multi-center, open-label, single-arm clinical trial to evaluate the safety and efficacy of Cami in patients with relapsed or refractory HL. The clinical trial’s design and our main findings are summarized below.
Clinical Trial Design
The primary objective of the Phase 2 clinical trial is to evaluate the efficacy of Cami in patients with relapsed or refractory HL, measured by ORR based on the 2014 Lugano Classification Criteria. The secondary objectives are to (i) characterize additional efficacy endpoints of Cami, including DoR, complete response rate, PFS and OS, (ii) characterize the safety profile of Cami, (iii) characterize the pharmacokinetic profile of Cami, (iv) evaluate the immunogenicity of Cami, and (v) evaluate the impact of Cami treatment on HRQoL.
The clinical trial enrolled patients with pathologically confirmed relapsed or refractory HL who have failed three prior lines of therapy (or at least two prior lines in SCT-ineligible patients), including brentuximab vedotin and a checkpoint inhibitor approved for HL, such as nivolumab or pembrolizumab. The table below presents information about the 117 patients’ characteristics as of March 16, 2022.

Annual Report	27

Patient Characteristics
Age, median (minimum, maximum)		37 (19, 87)
Histology, n (%)	Nodular sclerosis cHL	91 (77.8)
	Other/unknown/not evaluable*	26 (22.2)
ECOG performance status**, n (%)	0	64 (54.7)
	1	47 (40.2)
	2	6 (5.1)
Number of previous systemic therapies received, median (minimum, maximum)		6 (3,19)
Response to first-line systemic therapy, n (%)	Relapsed	79 (67.5)
	Refractory	29 (24.8)
Response to last-line systemic therapy, n (%)	Refractory	66 (56.4)
Prior stem cell transplant, n (%)	Autologous stem cell transplant	59 (50.4)
	Allogeneic stem cell transplant	3 (2.6)
	Both autologous and allogeneic stem cell transplant	12 (10.3)
Prior treatment with brentuximab vedotin and PD-1 blockade		116 (99.1)
_______________
Information about the patients’ characteristics. One patient had a protocol deviation of no prior treatment with brentuximab vedotin. * Includes mixed cellularity and lymphocyte-rich cHL, and subtype not specified/unknown. **ECOG performance status describes a patient’s level of functioning in terms of their ability to care for themself, daily activity and physical ability: Grade 0 means fully active, able to carry on all pre-disease performance without restriction; Grade 1 means restricted in physically strenuous activity but ambulatory and able to carry out work of a light or sedentary nature; Grade 2 means ambulatory and capable of all self-care but unable to carry out any work activities.
In the clinical trial, patients received a 45 µg/kg dose of Cami on the first day of each 21-day treatment cycle for two treatment cycles and receive a 30 µg/kg dose on the first day of each 21-day treatment cycle for subsequent treatment cycles. The decision for the initial dose level is based on the following observations from our Phase 1 clinical trial: (i) the favorable ORR and complete response rate together with Cami’s tolerability profile, (ii) the high fraction of patients with HL who could tolerate at least two cycles of Cami before an AE leading to a dose delay or modification occurred and (iii) the ability to manage some of the severe TEAEs at this dose level. The decision to reduce the subsequent dose level to 30 µg/kg is based on the potential to mitigate the frequency and severity of AEs foreseen in patients treated with the 45 µg/kg dose level beyond two treatment cycles while being an active dose. Therefore, the dosing regimen was selected to optimize potential response to treatment, while maintaining a manageable tolerability profile. In this clinical trial, response to treatment was determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.
Interim Data

In January 2021, we completed enrollment with 117 patients in this clinical trial. As of March 16, 2022, the median number of treatment cycles received was 5 and the maximum number of treatment cycles received was 15.

The main observed safety and tolerability findings were as follows:
•Grade ≥3 TEAEs were reported in 79 patients, or 67.5% of patients. The most common Grade ≥3 TEAEs that were reported in more than 5% of patients included thrombocytopenia (9.4%), anemia (7.7%), hypophosphatemia (7.7%), neutropenia (7.7%), maculopapular rash (6.8%) and lymphopenia (6.0%).

•Eight cases of Guillain–Barré syndrome/polyradiculopathy were reported, including two case of Grade 4 Guillain–Barré syndrome (inflammatory demyelinating polyneuropathy), 3 cases of Grade 3 Guillain-Barré syndrome/polyradiculopathy, one case of Grade 2 radiculopathy (radiculitis) and one case of Grade 2 Guillain–Barré syndrome. Another case was considered as a Grade 4 Guillain–Barré syndrome, with the following presentation: polyneuropathy, meningitis, facial paralysis and syndrome of inappropriate secretion of antidiuretic hormone. Four of eight patients recovered, three were ongoing at Grade 1 and one died of sepsis.
In March 2020, two patients in this clinical trial were diagnosed with Guillain–Barré syndrome. Pursuant to the clinical trial protocol, which included specific stopping rules for Guillain–Barré syndrome, we suspended enrollment of new patients in this clinical trial but continued to treat enrolled patients who could derive clinical benefit from continued treatment with Cami.

Before we resumed enrollment pursuant to the recommendations of an independent DSMB, on April 17, 2020, the FDA issued a partial clinical hold on this clinical trial. The FDA agreed that, pending its review, we could continue to treat enrolled patients, including patients with stable disease, who could derive clinical benefit from continued treatment with Cami. In May 2020, an additional patient was diagnosed with Guillain–Barré syndrome. At the FDA’s request, we submitted certain information, including an updated investigator’s brochure, an updated clinical trial protocol, the DSMB meeting minutes, an updated informed consent form, dose and exposure analysis for safety and response and an updated safety monitoring plan. In July 2020, the FDA lifted the partial clinical hold.

Annual Report	28

•TEAEs in 32 patients, or 27.4% of patients, led to treatment discontinuation.

The main observed efficacy findings were as follows:

•39 patients, or 33.3% of patients, achieved a complete response and another 43 patients, or 36.8% of patients, achieved a partial response, resulting in a 70.1% ORR. The table below shows the response rate data.

Best Overall Response, n (%)	(n=117)
Complete response (CR)	39 (33.3)
Partial response (PR)	43 (36.8)
Stable disease	21 (17.9)
Progressive disease	8 (6.8)
Not evaluable	6 (5.1)
Overall response rate (CR + PR)	82 (70.1)
_______________

Response rate data.

•14 patients (12%) discontinued Cami treatment with the intent to proceed to hematopoietic stem cell transplantation.

We held a pre-BLA meeting in September 2022 and a Type C meeting with the FDA in late October. During the Type C meeting, the FDA provided strong guidance that, for it to consider an accelerated approval path, a randomized confirmatory Phase 3 study must be well underway and ideally fully enrolled at the time of any BLA submission for Cami. After carefully weighing this program against the rest of our portfolio in terms of resource allocation, we have decided not to proceed on our own and to seek a partner to continue developing this program within this high unmet need patient segment.

ADCT-602: PBD-Based ADC Targeting CD22
Structure and Mechanism of Action
ADCT-602 (CD22) is composed of a humanized monoclonal antibody (hLL2-C220) directed against human CD22 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD22-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows the structure of ADCT-602 (CD22).

_______________
Visual representation of ADCT-602.

Annual Report	29

The human CD22 antigen plays a pivotal role in the recognition, binding and adhesion processes of cells. CD22 is only expressed on B cells throughout all stages of B cell development and differentiation. Its expression is maintained in high levels in hematological B cell malignancies, including in NHL and certain types of leukemia, including B-cell ALL. There was an estimated 7,000 new cases of ALL in the U.S. in 2022. We believe that CD22 is an attractive target for ADCs developed to treat hematological malignancies for the following reasons:
•The CD22 antigen is rapidly internalized by the cell.
•An increasing number of reports describe the outgrowth of CD19-negative tumor cells in patients who initially respond to CD19-targeted therapy. We believe that given CD22’s broad and favorable expression profile, it may be a viable alternative B cell marker to CD19 for the targeted delivery of highly potent cytotoxic drugs.
Preclinical Studies
Preclinical Efficacy Studies
We evaluated the in vivo efficacy of ADCT-602 (CD22) in the Ramos xenograft model, in which mice received a single dose of (i) ADCT-602 (CD22) at 0.3 mg/kg, (ii) ADCT-602 (CD22) at 1 mg/kg, (iii) a non-targeted ADC at 1 mg/kg, or (iv) a vehicle control. We observed that ADCT-602 (CD22) exhibited dose-dependent anti-tumor activity, while the non-targeted ADC and the vehicle control did not demonstrate any significant anti-tumor activity. The table below summarizes the response data, and the figures below show the mean tumor volume in the Ramos xenograft model and the Kaplan-Meier plot from the Ramos xenograft model.

n (%)
Response	ADCT-602 0.3 mg/kg (n=10)	ADCT-602 1 mg/kg (n=10)	Non-Targeted ADC 1 mg/kg (n=10)	Vehicle Control (n=10)
Complete response	0 (0.0)	10 (100.0)	0 (0.0)	0 (0.0)
Partial response	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	9 (90.0)	0 (0.0)	0 (0.0)
_______________
Response data obtained in the Ramos xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

Annual Report	30

_______________

The anti-tumor activity of ADCT-602 in the Ramos xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

_______________

The Kaplan-Meier plot of the activity of ADCT-602 in the Ramos xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.

Annual Report	31

Preclinical Safety Studies
We evaluated the toxicity of ADCT-602 (CD22) primarily in non-human primates and with a single-dose MTD study in rats. In non-human primates, ADCT-602 (CD22) was observed to be well tolerated at the 0.6 mg/kg dose. Toxicity was characterized by dose-dependent reversible myelosuppression, bodyweight loss, lymphocyte depletion with loss of germinal centers and CD20-positive cells and nephropathy. In rats, the MTD for ADCT-602 (CD22) was 2 mg/kg.
Phase 1/2 Clinical Trial in Relapsed or Refractory Acute Lymphoblastic Leukemia
Pursuant to our collaboration agreement with MD Anderson Cancer Center, MD Anderson Cancer Center is conducting a Phase 1/2, open-label, dose escalation and dose expansion clinical trial of the safety and anti-tumor activity of ADCT-602 (CD22), used as monotherapy, in patients with relapsed or refractory ALL. The clinical trial’s design and the interim findings are summarized below.
Clinical Trial Design
The primary objectives of the dose escalation stage are to (i) evaluate the safety and tolerability, and determine, as appropriate, the MTD of ADCT-602 (CD22) in patients with relapsed or refractory ALL and (ii) determine the recommended dose(s) of ADCT-602 (CD22) for the dose expansion stage. The primary objective of the dose expansion stage is to evaluate the efficacy of ADCT-602 (CD22) at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial are to (i) evaluate the clinical activity of ADCT-602 (CD22), as measured by ORR, DoR, OS and PFS, (ii) characterize the pharmacokinetic profile of ADCT-602 (CD22) and the free warhead SG3199, (iii) evaluate the immunogenicity of ADCT-602 (CD22) and (iv) characterize the effect of ADCT-602 (CD22) exposure on the QT interval.
The clinical trial will enroll patients with pathologically confirmed relapsed or refractory B-ALL and patients with pathologically confirmed relapsed or refractory Ph+ ALL who have failed either first- or second-generation tyrosine kinase inhibitor. The clinical trial is expected to enroll approximately 65 patients.
In the dose escalation stage, patients receive intravenous infusions of ADCT-602 (CD22), at escalating doses, on the first day of each 21-day treatment cycle. The initial dose of ADCT-602 (CD22) is 30 µg/kg and the highest allowed dose will be 150 µg/kg. Dose escalation is conducted using a 3+3 design with oversight by a DESC. In the dose expansion stage, patients receive ADCT-602 (CD22) at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. Dose expansion is conducted according to Simon’s Minimax two-stage design. In the first stage, 22 patients (including six patients treated at the MTD in the dose escalation stage) will be dosed. If there are four or fewer responses in these patients, the clinical trial will stop. Otherwise, 19 additional patients will be dosed for a total of 41 patients. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.
Interim Data

As of July 2022, 21 patients have been treated with ADCT-602 (CD22). Eleven patients were enrolled on the Q3 weekly schedule and then as the PK data indicated rapid clearance of the antibody, the trial was amended to allow for weekly dosing. As of the data cutoff, ten patients were treated on a weekly schedule. One patient at the 30 µg/kg weekly dose had grade 4 thrombocytopenia possibly related to ADCT-602 (CD22). Two heavily pretreated patients achieved MRD-negative remission, one at the 30 µg/kg weekly dose and one at the 3µg/kg dose every three weeks. Dose escalation continues at the 50µg/kg weekly dose and a subsequent higher dose level weekly may be planned before expansion phase.

•In this ongoing Phase 1 study in pts with heavily pretreated R/R B-ALL with a median of 5 prior lines of therapy and high baseline bone marrow tumor burden, single-agent ADCT-602 (CD22) was well tolerated with one DLT noted.

•Four pts achieved MRD-negative remission, including 2 of 6 pts at the 50µg/kg weekly dose level; One additional pt at 50µg/kg weekly dose level had marrow blast clearance without count recovery.

ADCT-901: PBD-Based ADC Targeting KAAG1

Structure and Mechanism of Action

KAAG1 is a novel tumor-associated antigen expressed in a high percentage of ovarian tumors and triple negative breast cancers, with limited expression in healthy tissues. There were an estimated ~ 20,000 new cases of ovarian cancer and ~ 29,000 new cases of triple negative breast cancer in the U.S. in 2022. ADCT-901 (KAAG1) is an antibody-drug conjugate (ADC) composed of a humanized monoclonal antibody (3A4) directed against human kidney associated antigen 1 (KAAG1) and conjugated through a cathepsin-cleavable linker to SG3199, a pyrrolobenzodiazepine (PBD)-dimer cytotoxin. The PBD dimer cytotoxin (SG3199) attached to the linker is designated as tesirine. The figure below shows the structure of ADCT-901 (KAAG1).

Annual Report	32

_______________

Visual representation of ADCT-901
Once bound to KAAG1, ADCT-901 (KAAG1) is internalized and the cathepsin-cleavable linker is cleaved, releasing free PBD dimers (SG3199) inside the target cell. The PBD dimers are highly efficient anticancer drugs that covalently bind in the minor groove of DNA and form highly cytotoxic DNA interstrand cross-links. The cross-links formed by the PBD dimers are relatively non-distorting the DNA structure, making them hidden to DNA’s repair mechanisms.

Preclinical Studies

Preclinical Efficacy Studies

We evaluated the in vivo efficacy of ADCT-901 (KAAG1) in the CTG-0252, CTG-0711, CTG-1086, and CTG-1423 ovarian cancer patient-derived xenograft models, in which mice received a single dose of (i) ADCT-901 (KAAG1) at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-901 (KAAG1) exhibited potent and specific anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figure below shows the mean tumor volumes in the CTG-0252, CTG-0711, CTG-1086, and CTG-1423 patient-derived xenograft models.

Annual Report	33

Model #	Test Material	PR	CR	TFS
CTG-0252 (Day 58)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	3	1	1
CTG-0711 (Day 63)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	3	0	0
CTG-1086 (Day 61)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	4	1	1
CTG-1423 (Day 55)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	0	0	0

Preclinical Safety Studies

We evaluated the toxicity of ADCT-901 (KAAG1) primarily in non-human primates. ADCT-901 (KAAG1) was observed to be well tolerated at the 0.3 mg/kg dose and toxicity of ADCT-901 (KAAG1) was largely consistent with the toxicity of the PBD dimer warhead and characterized by skin lesions, regenerative anemia and nephropathy. In addition, degenerative changes in the tongue and esophagus were noted.

Phase 1 Clinical Trial in KAAG1-Expressing Tumor Types

Clinical Trial Design
On September 27, 2021, we announced that the first patient was dosed in the Phase 1 clinical trial evaluating ADCT-901 (KAAG1), targeting KAAG1, in patients with selected advanced solid tumors with high unmet medical needs, including platinum resistant ovarian cancer and triple negative breast cancer. The open-label, dose-escalation and dose-expansion clinical trial will evaluate the safety, tolerability, pharmacokinetics, and antitumor activity of ADCT-901 (KAAG1) as monotherapy in patients with selected advanced solid tumors.

Annual Report	34

The primary objectives of the dose escalation stage are to (i) determine the recommended dose(s) for the expansion stage, and (ii) evaluate the safety and tolerability, and determine, as appropriate, the MTD of ADCT-901 (KAAG1) in patients with select relapsed or refractory solid tumors. The primary objective of the dose expansion stage is to evaluate the efficacy of ADCT-901 (KAAG1) at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial are to (i) evaluate the anti-tumor activity of ADCT-901 (KAAG1), as measured by ORR, DoR, OS and PFS, (ii) characterize the pharmacokinetic profile of ADCT-901 (KAAG1) and, (iii) evaluate the immunogenicity of ADCT-901 (KAAG1).

The clinical trial will enroll patients with pathologically confirmed locally advanced or metastatic cholangiocarcinoma, ovarian/fallopian tube cancers, prostate cancer, renal cell carcinoma, and triple negative breast cancer who are refractory to or intolerant to exciting therapy(ies) known to provide clinical benefit for their condition. The clinical trial is expected to enroll approximately 76 patients.

In the dose escalation stage, patients receive intravenous infusions of ADCT-901 (KAAG1), at escalating doses, on the first day of each 21-day treatment cycle. The initial dose of ADCT-901 (KAAG1) is 15 µg/kg and the highest allowed dose will be 290 µg/kg. Dose escalation is conducted using a 3+3 design with oversight by a DESC. In the dose expansion stage, patients will receive ADCT-901 (KAAG1) at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. Dose expansion will be conducted with the dose of ADCT-901 (KAAG1) identified as RDE/MTD during dose-escalation. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on RECIST v1.1.

We are currently in the dose escalation stage of the Phase 1 trial at a dose of 9 mg and are proceeding with final validation of an IHC assay.
ADCT-601: PBD-Based ADC Targeting AXL
Structure and Mechanism of Action
ADCT-601 (AXL) is composed of a humanized monoclonal antibody (1H12-HAKB) directed against human AXL and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to an AXL-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. AXL is thought to be overexpressed in various solid tumors of significant unmet medical need including non-small cell lung cancer, pancreatic cancer, renal cell carcinoma, and ovarian cancer. There were an estimated ~201,000 new cases of non-small cell lung cancer, ~62,000 new cases of pancreatic cancer, ~71,000 new cases of renal cell carcinoma, and ~20,000 new cases of ovarian cancer in the U.S. in 2022. The figure below shows the structure of ADCT-601 (AXL). ADCT-601 (AXL) also features the following unique technologies:
•ADCT-601 (AXL) uses GlycoconnectTM site-specific conjugation technology, which allows for fast and stable conjugation of the warhead to the antibody.
•The PBD payload of ADCT-601 (AXL) contains a unique spacer, HydraspaceTM, which we have shown to provide an additional improvement in therapeutic index in preclinical models.
___________
Visual representation of ADCT-601.
AXL plays a pivotal role in various physiological and pathological processes. We believe that AXL is an attractive target for ADCs developed to treat solid tumors for the following reasons:
•AXL is highly overexpressed or ectopically expressed in a multitude of solid tumors, including in lung, breast, prostate, pancreas, glioma and esophageal cancers. Its overexpression is maintained in both primary tumors and metastasis.

Annual Report	35

•AXL expression in healthy tissues is significantly lower than that in tumor cells.
•AXL is expressed on M2 macrophages, which are part of the immunosuppressive tumor microenvironment.
•Expression and activation of AXL is associated with poor clinical prognosis in many tumor indications and several studies suggest that expression of AXL is induced by both targeted and chemotherapy drugs. Therefore, AXL-based therapies may be efficacious even where traditional therapies have failed.
•AXL is prevalent in tumors resistant to anti-PD1 therapy, and pre-clinical data have shown the benefit of combining AXL-targeted therapies with immunotherapies.
•The extracellular portion of AXL can be cleaved off from the membrane to generate soluble AXL (“sAXL”), which can be detected in serum. Recent studies suggest that sAXL can be a potential circulating biomarker in certain tumors, representing a potentially attractive biomarker for clinical use.
Preclinical Studies
Preclinical Efficacy Studies
Breast Cancer
We evaluated the in vivo efficacy of ADCT-601 (AXL) in the MDA-MB-231 xenograft model (a triple negative breast cancer model), in which mice received a single dose of (i) ADCT-601 (AXL) at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-601 (AXL) exhibited potent and sustained anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data, and the figures below show the mean tumor volume in the MDA-MB-231 xenograft model and the Kaplan-Meier plot from the MDA-MB-231 xenograft model.

Response	n (%)
	ADCT-601 1 mg/kg (n=10)	Non-Targeted ADC 1 mg/kg (n=10)	Vehicle Control (n=10)
Complete response	4 (40.0)	0 (0.0)	0 (0.0)
Partial response	5 (50.0)	0 (0.0)	0 (0.0)
Tumor-free survivor	4 (40.0)	0 (0.0)	0 (0.0)
_______________
Response data obtained in the MDA-MB-231 xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

Annual Report	36

___________
 The anti-tumor activity of ADCT-601 in the MDA-MB-231 xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

___________
The Kaplan-Meier plot of the activity of ADCT-601 in the MDA-MB-231 xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.
Esophageal Cancer
We evaluated the in vivo efficacy of ADCT-601 (AXL) in the ES0195 patient-derived xenograft model, in which mice received a single dose of (i) ADCT-601 (AXL) at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-601 (AXL) exhibited potent and sustained anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figures below show the mean tumor volume in the ES0195 patient-derived xenograft model and the Kaplan-Meier plot from the ES0195 patient-derived xenograft model.

Annual Report	37

Response	n (%)
	ADCT-601 1 mg/kg (n=8)	Non-Targeted ADC 1 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	2 (25.0)	0 (0.0)	0 (0.0)
Partial response	5 (62.5)	0 (0.0)	0 (0.0)
Tumor-free survivor	2 (25.0)	0 (0.0)	0 (0.0)
_______________
Response data obtained in the ES0195 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

___________
 The anti-tumor activity of ADCT-601 in the ES0195 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

Annual Report	38

_______________
 The Kaplan-Meier plot of the activity of ADCT-601 in the ES0195 patient-derived xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.
Pancreatic Cancer
We evaluated the in vivo efficacy of ADCT-601 (AXL) and that of AXL-107-MMAE, an AXL-targeted ADC similar to HuMax-AXL-ADC, which was in clinical development by a third party for multiple types of solid tumors, in the PAXF1657 pancreatic cancer patient-derived xenograft model. Mice received a single dose of (i) ADCT-601 (AXL) at 0.075 mg/kg, (ii) ADCT-601 (AXL) at 0.15 mg/kg, (iii) ADCT-601 (AXL) at 0.3 mg/kg, (iv) AXL-107-MMAE at 0.3 mg/kg, (v) AXL-107-MMAE at 4 mg/kg, or (vi) a control vehicle. We observed that ADCT-601 (AXL) exhibited dose-dependent anti-tumor activity and superior anti-tumor activity compared to AXL-107-MMAE when tested at the same low dose of 0.3 mg/kg. The table below summarizes the response data and the figures below show the mean tumor volume in the PAXF1657 xenograft model and the Kaplan-Meier plot from the PAXF1657 patient-derived xenograft model.

n (%)
Response	ADCT-601 0.075 mg/kg (n=8)	ADCT-601 0.15 mg/kg (n=8)	ADCT-601 0.3 mg/kg (n=8)	AXL-107-MMAE 0.3 mg/kg (n=8)	AXL-107-MMAE 4 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	0 (0.0)	0 (0.0)	3 (37.5)	0 (0.0)	8 (100.0)	0 (0.0)
Partial response	0 (0.0)	0 (0.0)	1 (12.5)	0 (0.0)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	0 (0.0)	3 (37.5)	0 (0.0)	8 (100.0)	0 (0.0)
_______________
Response data obtained in the PAXF1657 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

Annual Report	39

___________
The anti-tumor activity of ADCT-601 in the PAXF1657 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

___________
 The Kaplan-Meier plot of the activity of ADCT-601 in the PAXF1657 patient-derived xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.
Preclinical Safety Studies
We evaluated the toxicity of ADCT-601 (AXL) primarily in non-human primates and with a single-dose MTD study in rats. In non-human primates, toxicity was observed in the immune system, bone marrow, kidney, mammary glands (females only), reproductive tract and skin. Most microscopic findings were not reversible after a six-week recovery phase, except for the morphologic effect on the hematopoietic system in the bone marrow in both sexes, and the immune system (spleen, thymus and gut-associated lymphoid tissue) in males. In rats, the MTD for ADCT-601 (AXL) was 6 mg/kg.

Annual Report	40

Preclinical Studies Combined with Gemcitabine
In preclinical models, ADCT-601 (AXL) had additive or synergistic activity with the antimetabolite gemcitabine, which inhibits DNA synthesis. In vitro, ADCT-601 (AXL) and gemcitabine had additive activity in 6/7 pancreatic cancer cell lines, whereas synergy was observed in another pancreatic cancer cell line and one non-small cell lung cancer line. In vivo in a pancreatic PDX model, increased survival was observed in all mice treated with the combination of gemcitabine and ADCT-601 (AXL) when compared to either ADCT-601 (AXL) or gemcitabine alone, while it increased the numbers of mice with partial response or a complete response.

In vivo

Tumor volumes
Mean Tumor Volume (mm³) ± SEM
2500
2000
1500
1000
500
0
0
10
20
30
40
50
60
70
Days
Vehicle
Gemcitabine, q7dx4
ADCT-601, qdx1
ADCT-601, qdx1 + Gemcitabine, q7dx4

Survival
Probability of Survival
100
50
0
0
10
20
30
40
50
60
70
Days

Response summary	PR	CR
Vehicle	0	0
Gemcitabine	0	0
ADCT-601	0	1
ADCT-601+gemcitabine	6	1

___________
The anti-tumor activity of ADCT-601 in combination with gemcitabine in the PAXF1657 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice. Treatments started on day 1; ADCT-601 was tested as single dose at 0.075 mg/kg; gemcitabine was tested at 240 mg/kg, q7d x 4. Left graph shows the mean tumor volumes, whereas the Kaplan-Meier plot is shown on the right. Data represent Kaplan-Meier survival curves for each group of mice.
Phase 1 Clinical Trial in Selected Advanced Solid Tumors
We conducted a Phase 1, open-label, dose escalation and dose expansion clinical trial of the safety, tolerability, pharmacokinetics and anti-tumor activity of ADCT-601 (AXL), used as monotherapy, in patients with selected advanced solid or metastatic tumors, including triple-negative breast cancer, colorectal cancer, esophageal cancer, gastric cancer, head and neck cancer, mesothelioma, non-small cell lung cancer, ovarian cancer, pancreatic cancer and soft tissue sarcoma. The clinical trial’s design and our interim findings are summarized below.
Clinical Trial Design
The primary objectives of the clinical trial were to (i) evaluate the safety and tolerability of ADCT-601 (AXL) in patients with selected advanced solid tumors and (ii) identify the recommended dose and dose schedule for future studies in patients with selected advanced solid tumors. The secondary objectives were to (i) evaluate the preliminary anti-tumor activity of ADCT-601 (AXL), (ii) characterize the pharmacokinetic profile of ADCT-601 (AXL) and (iii) evaluate the immunogenicity of ADCT-601 (AXL).
The clinical trial enrolled patients with pathologically confirmed relapsed or refractory solid tumor malignancy that is locally advanced or metastatic at the time of screening and who have failed or are intolerant to existing therapies.
In the dose escalation stage, patients received intravenous infusion of ADCT-601 (AXL), at escalating doses, on the first day of each 21-day treatment cycle. The initial dose was 50 µg/kg and the highest given dose was 150 µg/kg. Dose escalation was conducted using a 3+3 design with oversight by a DESC. In this clinical trial, response to treatment was determined as CR, PR, SD or PD, based on RECIST and iRECIST.

Annual Report	41

Clinical Trial Results
The dose escalation stage of the Phase 1 clinical trial has been completed. As of November 4, 2019, 17 patients have been treated with ADCT-601 (AXL). Ten patients experienced one or more Grade ≥3 TEAEs, with the most common being abdominal pain and urinary tract obstruction. One DLT of Grade 3 hematuria was observed in a colorectal cancer patient treated at the 100 µg/kg dose level who had a history of radiotherapy involving the bladder. In addition, one DLT of hyponatremia was observed in an ovarian cancer patient treated at the 150 µg/kg dose level, which the investigator assessed as probably being related to ADCT-601 (AXL).
Thirteen patients have been assessed by the investigator for response to treatment, one of whom achieved a partial response and seven of whom displayed stable disease.

On July 27, 2022, we announced that a first patient was dosed in a Phase 1b trial for ADCT-601 (mipasetamab uzoptirine) (AXL), investigating ADCT-601 (AXL) in combination with gemcitabine in patients with sarcoma; and ADCT-601 (AXL) as a single agent, in patients with sarcoma, non-small cell lung cancer, and any solid tumors with AXL gene amplification. We expect preliminary data from the Phase I dose escalation/expansion study in 1H 2024. The IHC assay is under final validation.

Our Preclinical Solid Tumor Product Candidates
ADCT-212: PBD-Based ADC Targeting PSMA

We are developing ADCT-212 targeting PSMA for the treatment of metastatic castrate resistant prostate cancer (mCRPC). ADCT-212 (PSMA) is a second generation PBD based ADC targeting PSMA-expressing cancers. There were an estimated ~270,000 new cases of prostate cancer in the U.S. in 2022. PSMA is expressed in more than 80% of people with prostate cancer. Initially, we and Medimmune developed the PSMA-specific ADC MEDI3726 in a collaboration with Medimmune. We observed signs of clinical efficacy with MEDI3726, but patients did not tolerate multiple cycles and the pharmacokinetic profile of MEDI3726 was characterized by rapid PK and instability of MEDI3726, reducing exposure of the tumor to the ADC. In ADCT-212 (PSMA), we have changed the PSMA specific antibody, the site-specific conjugation method, the PBD linker and the PBD dimer toxin to improve PK and tolerability. ADCT-212 (PSMA) is composed of a fully human antibody directed against human PSMA and conjugated using Glycoconnect technology to a payload containing Hydraspace, a cathepsin-cleavable linker and the PBD toxin SG2000, which is a PBD toxin with a lower potency compared to the PBD toxin SG3199, which was used in MEDI3726.
We evaluated the in vivo efficacy of ADCT-212 (PSMA) in the LNCaP xenograft model, in which mice received a single dose of (i) ADCT-212 (PSMA) at 5 mg/kg or 10 mg/kg, a non-targeted isotype control ADC at 10 mg/kg, or (v) a vehicle control. We observed that ADCT-212 (PSMA) exhibited potent, specific anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity.

Annual Report	42

ADCT-701: PBD-Based ADC Targeting DLK-1

ADCT-701 (DLK-1) is an ADC targeting DLK-1-expressing cancers. We are developing ADCT-701 (DLK-1) for the treatment of neuroendocrine tumors with high unmet medical needs, including adrenocortical carcinoma, pheochromocytoma, paraganglioma, hepatocellular carcinoma, neuroblastoma and small cell lung cancer (“SCLC”). Approximately 10-15% of all lung cancer cases are small cell lung cancer, resulting in an estimated 24,000 – 36,000 new cases of SCLC in the U.S. in 2022. ADCT-701 (DLK-1) is composed of a humanized monoclonal antibody (HuBa-1-3D) directed against human DLK-1 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. DLK-1 is widely expressed during fetal development, but its expression is highly restricted in adults. However, DKL-1 is expressed in adults in several tumors, such as neuroblastoma, hepatocellular carcinoma (“HCC”) and SCLC. We have entered into a collaboration with NCI at the National Institutes of Health for the continued development of ADCT-701 (DLK-1). We are completing preclinical studies to support an IND filing by the NCI.
We evaluated the in vivo efficacy of ADCT-701 (DLK-1) in the LI1097 patient-derived hepatocellular carcinoma xenograft model, in which mice received a single dose of (i) ADCT-701 (DLK-1) at 0.1 mg/kg, (ii) ADCT-701 (DLK-1) at 0.3 mg/kg, (iii) ADCT-701 (DLK-1) at 1 mg/kg, (iv) a non-targeted ADC at 1 mg/kg, or (v) a vehicle control. We observed that ADCT-701 (DLK-1) exhibited potent, specific and dose-dependent anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figure below shows the mean tumor volume in the LI1097 patient-derived xenograft model.

n (%)
Response	ADCT-701 0.1 mg/kg (n=8)	ADCT-701 0.3 mg/kg (n=8)	ADCT-701 1 mg/kg (n=8)	Non-Targeted ADC 1 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	0 (0.0)	0 (0.0)	2 (37.5)	0 (0.0)	0 (0.0)
Partial response	0 (0.0)	0 (0.0)	3 (62.5)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)
_______________
Response data obtained in the LI1097 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

Annual Report	43

_______________
The anti-tumor activity of ADCT-701 in the LI1097 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

Our Research Pipeline

Our preclinical research pipeline consists of multiple programs targeting a variety of solid tumor targets for which we are selecting ADCs candidates based on PBDs, exatecans or a proprietary DNA alkylating cytotoxic which we can access under a license agreement.

We are also testing complementary technologies to expand the therapeutic index of our product candidates. For example, we are investigating novel conjugation and linker technologies to maximize the benefits of the PBD dimer technology. As an example, we benchmarked multiple site-specific conjugation technologies and identified GlycoConnectTM/Hydraspace technology (licensed from Synaffix) to provide the enhanced therapeutic index for ADCT-601 (AXL), ADCT-701 (DLK-1) and ADCT-212 (PSMA) that we observed in preclinical models. We are also exploring the use of a novel Silinol-based linker technology that we licensed from a third party. We continue to explore alternative conjugation and linker technologies as well as novel toxin strategies as they become available and determine whether there is any merit in utilizing them in product candidates.

Moreover, we are exploring the development of ADCs that use tumor-conditional binding approaches, such as antibody masking, which depends on the unique proteolytic environment in the tumor. These tumor-specific proteases can be used to remove masking peptides engineered on a masked antibody. Such masked antibodies will not bind to healthy tissue expressing the target and will not bind to soluble target shed into circulation (as there is no expression of the tumor specific proteases and the mask prevents binding to target). However, once in the tumor microenvironment, tumor-specific proteases release the masking peptide from the antibody and it will bind to the target on the tumor cell membrane, allowing internalization of the ADC into the tumor. We are also exploring ADCs based on conditionally binding antibodies, which bind stronger to target in the more acidic local tumor environment and less strong to target expressed on healthy tissue which has a neutral pH.

Chemistry, Manufacturing and Controls

We believe that the manufacture of ADCs requires considerable expertise, know-how and resources. Since our inception, we have made significant financial and human resource investments to become a leader in the industry for ADC chemistry, manufacture and control processes. Currently, we have a 47-person, in-house team, based in the San Francisco Bay Area, overseeing our CMC operations for each of our product candidates.

Annual Report	44

We do not own or operate, and do not plan to own or operate, manufacturing infrastructure for the manufacture of clinical supply of our product candidates or commercial product. Instead, we contract with third-party cGMP-compliant CMOs that have the facilities and capabilities to manufacture on our behalf the intermediate components and the final product candidates for use in clinical trials and commercial supply. We believe there will be sufficient commercial-grade drug product, ZYNLONTA, in stock for the foreseeable future and we and our CMOs will be able to conduct additional manufacturing at the scheduled times. Our in-house team oversees all aspects of the CMO manufacturing process, including defining the scope of work and monitoring all aspects of the manufacturing process to ensure that they meet our specifications and quality requirements, including conducting routine site visits and audits. We also contract with external specialist quality control and stability-testing organizations to monitor the quality of the materials manufactured by the CMOs.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our technology, programs and know-how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets, and operate without infringing valid and enforceable intellectual property rights of others. We seek to protect our proprietary position by, among other things, exclusively licensing and filing U.S. and foreign patent applications related to our technology, existing and planned programs and improvements that are important to the development of our business, where patent protection is available.
We also rely on trade secrets, know-how, continuing technological innovation and confidential information to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have licensed or filed or may license or file in the future, and we cannot be sure that any patents we have licensed or patents that may be licensed or granted to us in the future will not be challenged, invalidated, or circumvented or that such patents will be commercially useful in protecting our technology. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

In addition, we or our licensors may be subject to claims that former employees, collaborators, or other third parties have an interest in our owned or in-licensed patents or other intellectual property as an inventor or co-inventor. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patent applications, such co-owners may be able to license their rights to other third parties, including our competitors. In addition, we may need the cooperation of any such co-owners to enforce any patents that issue from such patent applications against third parties, and such cooperation may not be provided to us.

Patent Portfolio

The term of individual utility patents depends upon the countries in which they are granted. In most countries, including the United States, the utility patent term is generally 20 years from the earliest claimed filing date of a non-provisional utility patent application in the applicable country. United States provisional utility patent applications are not eligible to become issued patents until, among other things, non-provisional patent applications are filed within 12 months of the filing date of the applicable provisional patent applications and the failure to file such non-provisional patent applications within such timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent having an earlier expiration date. In certain circumstances, U.S. patents can also be eligible for patent term extension; for more information, see “Information on the Company— Business Overview—Government Regulation—Regulatory Approval in the United States—U.S. Patent Term Restoration and Marketing Exclusivity.” The expiration dates referred to below are without regard to potential patent term adjustment or extension that may be available to us.

In general, our licensed, owned or co-owned patents relate to our ADC products, the underlying antibodies, the PBD-based warhead, the linker used to connect such PBD warheads to the antibodies to form an ADC, modifications of the antibodies to enhance efficacy, and the methods to formulate, co-formulate, use and administer or co-administer such ADCs. We typically file patent applications in the U.S. and other key foreign countries. We have over 400 patents issued in the U.S. and other countries with expirations ranging from 2023 to 2043 as well as numerous pending patent applications in the U.S. and other countries.

“PBD Warhead,” “PBD Warhead with Linker” Platform Patent Protection

As of December 31, 2022, with respect to the PBD-based warhead and ADC technology we use to develop our product candidates, we have exclusively licensed from MedImmune for particular target molecules, 36 patent families directed to different aspects of the chemistry of the PBD molecules and methods of using the molecules in the treatment of proliferative diseases. These families include approximately 38

Annual Report	45

issued U.S. utility patents. The issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2023 and 2038.

Product-Specific Patent Protection

As of December 31, 2022, we co-own with MedImmune, and have exclusive rights to, approximately 40 patent families directed to ADCs with PBD warheads and targeting moieties that bind to specific target molecules, combinations of these ADCs with other therapeutic molecules and therapeutic uses of these ADCs. These families include approximately 14 issued U.S. utility patents. The issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2033 and 2042. Further details in relation to particular marketed products are provided below.

ZYNLONTA

The antibody for ZYNLONTA is in the public domain.

Patents more specifically directed to the ZYNLONTA ADC are co-owned by us and MedImmune, with us having the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. As of December 31, 2022, there are six such patent families directed to the ADC product, methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases, and dosing regimens. The issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2033 and 2042.

Competition

The biotechnology industry, and the oncology subsector, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our technology, intellectual property, know-how, scientific expertise and leadership team provide us with certain competitive advantages, we face potential competition from many sources, including major pharmaceutical and biotechnology companies, academic institutions and public and private research organizations. Many competitors and potential competitors have substantially greater scientific, research and product development capabilities, as well as greater financial, marketing and human resources than we do.

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody drug conjugate (“ADC”) and non-antibody drug conjugate therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive with our product candidates, including, but not limited to, AbbVie, Inc., Daiichi Sankyo Company, GlaxoSmithKline plc, Gilead Sciences, Inc., Mersana Therapeutics Inc., Sanofi S.A., Roche Holding AG and Seagen, Inc. There are hundreds of ADCs in development, the vast majority of which were being developed for the treatment of cancer.

In the relapsed or refractory DLBCL setting, for which we have developed ZYNLONTA, current third-line treatment options include CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. If Zynlonta is approved for use as a second-line treatment for DLBCL patients, we will continue to compete with CAR-T, rituximab in combination with chemotherapies, polatuzumab in combination with bendamustine and a rituximab product, and tafasitamab in combination with lenalidomide. If Zynlonta is approved for use in the frontline for frail or unfit DLBCL patients we will compete with a rituximab product in combination with mini-CHOP. In addition, we expect potential new competitors, including bispecific antibodies, to enter the market as potential treatment options for such patients in the future.

Any products and product candidates that we successfully develop and commercialize may compete directly with approved therapies and any new therapies that may be approved in the future. Competition will be based on their safety and effectiveness, the timing and scope of marketing approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price levels and discounts offered, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining marketing approval for products and gaining acceptance for such products in the same markets that we are targeting.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as our investigational medicines and any future investigational medicines. Generally, before a new

Annual Report	46

drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

Regulatory Approval in the United States

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Biological products used for the prevention, treatment or cure of a disease or condition of a human being are subject to regulation under the FDCA, except the section of the FDCA that governs the approval of new drug applications (“NDAs”) does not apply to the approval of biological products. Biological products, such as our ADC product candidates, are approved for marketing under provisions of the Public Health Service Act (the “PHSA”), via a BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs, and biologics are associated with similar approval risks and costs as drugs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending NDAs or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Our investigational medicines and any future investigational medicines must be approved by the FDA pursuant to a BLA before they may be legally marketed in the United States. The process generally involves the following:

•completion of extensive preclinical laboratory and animal studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

•submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•approval by an IRB or independent ethics committee at each clinical trial site before each clinical trial may be commenced;

•performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•submission to the FDA of a BLA;

•a determination by the FDA within 60 days of its receipt of a BLA to file the submission for review;

•satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic, or components thereof, will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

•satisfactory completion of any potential FDA audits of the clinical trial sites that generated the data in support of the BLA to assure compliance with GCPs and integrity of the clinical data;

•payment of any user fees for FDA review of the BLA;

•FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee; and

•compliance with any post-approval requirements, including REMS, where applicable, and post-approval studies required by the FDA as a condition of approval.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, or at all.

Preclinical Studies

Before testing any biological product candidates in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans

Annual Report	47

and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCPs, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated in the trial. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3:

•Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacokinetics, pharmacologic action, side effect tolerability, safety of the product candidate, and, if possible, early evidence of effectiveness. Phase 1 clinical trials may be designated as Phase 1a, which may involve dose escalation to determine the maximum tolerated dose, or Phase 1b, which may involve dose expansion at one or more dose levels to determine the recommended dose level for Phase 2 clinical trials.

•Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

•Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product, and provide an adequate basis for product labeling. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic.

These Phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose-escalation stage and a dose-expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s).

Typically, during the development of oncology therapies, all subjects enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies. A single Phase 3 or Phase 2 trial may be sufficient in rare instances, including (1) where the trial is a large, multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or

Annual Report	48

ethically impossible or (2) when in conjunction with other confirmatory evidence. Approval on the basis of a single trial may be subject to the requirement of additional post-approval studies.

Phase 1, Phase 2, Phase 3 and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including non-compliance with regulatory requirements or a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.
Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the investigational medicines do not undergo unacceptable deterioration over their shelf life.

FDA Review Process

Following completion of the clinical trials, the results of preclinical studies and clinical trials are submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic or drug may be marketed in the United States.

The cost of preparing and submitting a BLA is substantial. Under the PDUFA, each BLA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The applicant under an approved BLA is also subject to an annual program fee.

The FDA reviews all submitted BLAs before it files them and may request additional information. The FDA must make a decision on filing a BLA within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is filed, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA for a new molecular entity and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process can be extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

The FDA also may audit data from clinical trials to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy. Additionally, the FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it generally follows such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process.

After the FDA evaluates a BLA, it will issue either an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter generally outlines the deficiencies in the BLA and may require additional clinical data, additional pivotal clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing in order for FDA to reconsider the application. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing. The FDA has committed to reviewing such resubmissions in two or six months, depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval.

Annual Report	49

As a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”) to help ensure that the benefits of the biologic outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure a product’s safe use (“ETASU”). An ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring, and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation on its own does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same product for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication. In the latter case, because healthcare professionals are free to prescribe products for off-label uses, the competitor’s product could be used for the orphan indication despite another product’s orphan exclusivity.

FDA’s determination of whether two ADCs are the same product for purposes of orphan drug exclusivity is based on a determination of sameness of the monoclonal antibody element and the functional element of the conjugated molecule. Two ADCs are deemed to be the same product if the complementarity determining region sequences of the antibody and the functional element of the conjugated molecule are the same. A difference in either of those two elements can result in a determination that the molecules are different.

Expedited Development and Review Programs

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition.

Fast track designation may be granted for products that are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of a new biologic candidate can request the FDA to designate the candidate for a specific indication for fast track status concurrent with, or after, the submission of the IND for the candidate. The FDA must determine if the biologic candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s BLA before the application is complete. This “rolling review” is available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval.

Breakthrough therapy designation may be granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new biologic candidate may request that the FDA designate the candidate for a specific indication as a breakthrough therapy concurrent with, or after, the submission of the IND for the biologic candidate. The FDA must determine if the biological product qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.

Annual Report	50

Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.

Accelerated approval may be granted for products that are intended to treat a serious or life-threatening condition and that generally provide a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA. Pursuant to the recently-enacted Food and Drug Omnibus Reform Act (“FDORA”), FDA is authorized to require a post-approval study to be underway prior to approval or within a specified time period following approval. FDORA also requires FDA to specify conditions of any required post-approval study, which may include milestones such as a target date of study completion and requires sponsors to submit progress reports for required post-approval studies and any conditions required by FDA not later than 180 days following approval and not less frequently than every 180 days thereafter until completion or termination of the study. FDORA enables FDA to initiate criminal prosecutions for the failure to conduct with due diligence a required post-approval study, including a failure to meet any required conditions specified by FDA or to submit timely reports.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval, but may expedite the development or approval process.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Pediatric Information

Under the Pediatric Research Equity Act, (“PREA), BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted. However, PREA applies to BLAs for orphan-designated biologics if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA has determined is substantially relevant to the growth or progression of a pediatric cancer.

Annual Report	51

The Best Pharmaceuticals for Children Act (the “BPCA”) provides a six-month extension of non-patent exclusivity for a biologic if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-Approval Requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Biologics may be marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling.

Adverse event reporting and submission of periodic safety summary reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Biologic manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biologic product’s manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with required regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market or product recalls;

•fines, warning or other enforcement-related letters or holds on post-approval clinical studies;

•refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product license approvals;

•product seizure or detention, or refusal to permit the import or export of products; or

•injunctions or the imposition of civil or criminal penalties.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term extension period is generally one half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for such an extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we or our licensors may apply for patent term extension for our owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA. However, an extension might not be granted because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.

Annual Report	52

The BPCIA created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency.

Regulatory Approval in the European Union

The EMA is a decentralized scientific agency of the European Union. It coordinates the evaluation and monitoring of centrally authorized medicinal products. It is responsible for the scientific evaluation of applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the European Union, nominated by the member states. The EMA draws on resources of over 40 National Competent Authorities of European Union member states.

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

•preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;

•submission to the relevant national authorities of a clinical trial application (“CTA”) for each trial in humans, which must be approved before the trial may begin in each country where patient enrollment is planned;

•performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•submission to the relevant competent authorities of a MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;
•satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;

•potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the quality and potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant international, EU and national legislation, regulations and guidelines. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trials

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended (the “Clinical Trials Directive”), a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be

Annual Report	53

obtained from the competent national authority of each European Union member state in which a clinical trial is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents including but not being limited to the clinical trial protocol. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

Directive 2001/20/EC will be replaced by Regulation (EU) No. 536/2014, which became effective on June 16, 2014. The Regulation introduces an authorization procedure based on a single submission via a single EU portal, an assessment procedure leading to a single decision, as well as transparency requirements (the proactive publication of clinical trial data in the EU database). Since October 2016, based on its Policy 0070, the EMA has been publishing clinical data submitted by pharmaceutical companies to support their MAA for human medicines under this centralized procedure.

Manufacturing and import into the EU of investigational medicinal products is subject to the holding of appropriate authorizations and must be carried out in accordance with cGMP.

Review and Approval

Authorization to market a product in the European Union member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Since our products by their virtue of being antibody-based biologics fall under the centralized procedure, only this procedure will be described here.

Certain drugs, including medicinal products developed by means of biotechnological processes, must be approved via the centralized authorization procedure for marketing authorization. A successful application under the centralized authorization procedure results in a marketing authorization from the European Commission, which is automatically valid in all European Union member states. The other European Economic Area member states (namely Norway, Iceland and Liechtenstein) are also obligated to recognize the European Commission decision. The EMA and the European Commission administer the centralized authorization procedure.

Under the centralized authorization procedure, the Committee for Medicinal Products for Human Use (the “CHMP”) serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the CHMP acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP is required to issue an opinion within 210 days of receipt of a valid application, though the clock is stopped if it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report is produced. If the CHMP concludes that the quality, safety and efficacy of the medicinal product is sufficiently proven, it adopts a positive opinion. The CHMP’s opinion is sent to the European Commission, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached.

After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

Conditional Approval and Accelerated Assessment

As per Article 14(7) of Regulation (EC) 726/2004, a medicine that would fulfill an unmet medical need may, if its immediate availability is in the interest of public health, be granted a conditional marketing authorization on the basis of less complete clinical data than are normally required, subject to specific obligations being imposed on the authorization holder. These specific obligations are to be reviewed annually by the EMA. The list of these obligations shall be made publicly accessible. Such an authorization shall be valid for one year, on a renewable basis.

When an application is submitted for a marketing authorization in respect of a drug for human use which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure pursuant to Article 14(9) of Regulation (EC) 726/2004. Under the accelerated assessment procedure, the CHMP is required to issue an opinion within 150 days of receipt of a valid application, subject to clock stops. We believe that some of the disease indications in which our product candidates are currently being or may be developed in the future qualify for this provision, and we will take advantage of this provision as appropriate.

Annual Report	54

Period of Authorization and Renewals

A marketing authorization is initially valid for five years and may then be renewed on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variants introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid (the so-called “sunset clause”).

Without prejudice to the law on the protection of industrial and commercial property, marketing authorizations for new medicinal products benefit from an 8+2+1 year period of regulatory protection. This regime consists of a regulatory data protection period of eight years plus a concurrent market exclusivity of 10 years plus an additional market exclusivity of one further year if, during the first eight years of those 10 years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version of the reference product after only 10 (or 11) years have lapsed.

Orphan Drug Designation

Regulation (EC) 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish (i) that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and (ii) that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Regulation (EC) 847/2000 sets out criteria for the designation of orphan drugs. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a 10-year period of market exclusivity, which means that no similar medicinal product can be authorized in the same indication. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify continued market exclusivity. In addition, derogation from market exclusivity may be granted on an individual basis in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product or demonstration of “clinically relevant superiority” by a similar medicinal product. Medicinal products designated as orphan drugs pursuant to Regulation (EC) 141/2000 are eligible for incentives made available by the European Union and by the member states to support research into, and the development and availability of, orphan drugs.

If the MAA of a medicinal product designated as an orphan drug pursuant to Regulation (EC) 141/2000 includes the results of all studies conducted in compliance with an agreed PIP, and a corresponding statement is subsequently included in the marketing authorization granted, the 10-year period of market exclusivity will be extended to 12 years.

European Data Collection and Processing

The collection, transfer, processing and other use of personal information, including health data, in the European Union is governed by the GDPR, which came into effect in May 2018. This directive imposes several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside the European Economic Area, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union member states may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR and related data protection laws may impose additional responsibility and liability in relation to personal data that we collect and process, and we may be required to put in place additional mechanisms ensuring compliance with such rules. This may be onerous and adversely affect our business, financial condition, results of operations, and prospects.

Annual Report	55

Marketing

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union member states, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union member states. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

International Regulation

In addition to regulations in the United States and Europe, a variety of foreign regulations govern clinical trials, commercial sales and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA or European Commission approval.

Other Healthcare Laws and Regulations

For other material healthcare laws and regulations that affect our business, see “Item 3. Key Information – D. Risk Factors -- Risks Related to Regulatory Approval and Government Regulation.”

Environmental, Health and Safety Laws and Regulations

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our product candidates use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors’ staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability, which could exceed our assets and resources. Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.

Government Pricing and Reimbursement Programs for Marketed Drugs in the U.S.

Medicaid, the 340B Drug Pricing Program, and Medicare

Federal law requires that a pharmaceutical manufacturer, as a condition of having its products receive federal reimbursement under Medicaid and Medicare Part B, must pay rebates to state Medicaid programs for all units of its covered outpatient drugs dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under either a fee-for-service arrangement or through a managed care organization. This federal requirement is effectuated through a Medicaid drug rebate agreement between the manufacturer and the Secretary of Health and Human Services. CMS administers the Medicaid drug rebate agreements, which provide, among other things, that the drug manufacturer will pay rebates to each state Medicaid agency on a quarterly basis and report certain price information on a monthly and quarterly basis. The rebates are based on prices reported to CMS by manufacturers for their covered outpatient drugs. For non-innovator products, generally generic drugs marketed under ANDAs, the rebate amount is 13% of the average manufacturer price (AMP) for the quarter. The AMP is the weighted average of prices paid to the manufacturer (1) directly by retail community pharmacies and (2) by wholesalers for drugs distributed to retail community pharmacies. For innovator products (i.e., drugs that are marketed under NDAs or BLAs), the rebate amount is the greater of 23.1% of the AMP for the quarter or the difference between such AMP and the best price for that same quarter. The best price is essentially the lowest price available to non-governmental entities. Innovator products may also be subject to an additional rebate that is based on the amount, if any, by which the product’s AMP for a given quarter exceeds the inflation-adjusted baseline AMP, which for most drugs is the AMP for the first full quarter after launch. Since 2017, non-innovator products are also subject to an additional rebate. To date, the rebate amount for a drug has been capped at 100% of the AMP; however, effective January 1, 2024, this cap will be eliminated, which means that a manufacturer could pay a rebate amount on a unit of the drug that is greater than the average price the manufacturer receives for the drug.

Annual Report	56

The terms of participation in the Medicaid drug rebate program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in additional or lesser rebate liability, depending on the direction of the correction. In addition to retroactive rebates, if a manufacturer were found to have knowingly submitted false information to the government, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

A manufacturer must also participate in a federal program known as the 340B drug pricing program in order for federal funds to be available to pay for the manufacturer’s drugs under Medicaid and Medicare Part B. Under this program, the participating manufacturer agrees to charge certain safety net healthcare providers no more than an established discounted price for its covered outpatient drugs. The formula for determining the discounted price is defined by statute and is based on the AMP and the unit rebate amount as calculated under the Medicaid drug rebate program, discussed above. Manufacturers are required to report pricing information to the Health Resources and Services Administration (HRSA) on a quarterly basis. HRSA has also issued regulations relating to the calculation of the ceiling price as well as imposition of civil monetary penalties for each instance of knowingly and intentionally overcharging a 340B covered entity.

Federal law also requires that manufacturers report data on a quarterly basis to CMS regarding the pricing of drugs that are separately reimbursable under Medicare Part B. These are generally drugs, such as injectable products, that are administered “incident to” a physician service and are not generally self-administered. The pricing information submitted by manufacturers is the basis for reimbursement to physicians and suppliers for drugs covered under Medicare Part B. As with the Medicaid drug rebate program, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

On November 15, 2021, the Infrastructure Investment and Jobs Act was enacted, which added a requirement for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose container or single-use package drugs) to provide annual refunds if those portions of the dispensed drug that are unused and discarded exceed an applicable percentage defined by statute or regulation. Manufacturers will be subject to periodic audits and those that fail to pay refunds for their refundable single-dose container or single-use package drugs shall be subject to civil monetary penalties. CMS finalized regulations to implement this section on November 18, 2022, and the provision went into effect on January 1, 2023.

Medicare Part D provides prescription drug benefits for seniors and people with disabilities. Medicare Part D enrollees once had a gap in their coverage (between the initial coverage limit and the point at which catastrophic coverage begins) where Medicare did not cover their prescription drug costs, known as the coverage gap. However, beginning in 2019, Medicare Part D enrollees paid 25% of brand drug costs after they reached the initial coverage limit - the same percentage they were responsible for before they reached that limit - thereby closing the coverage gap from the enrollee’s point of view. Most of the cost of closing the coverage gap is being borne by innovator companies and the government through subsidies. Each manufacturer of drugs approved under NDAs or BLAs is required to enter into a Medicare Part D coverage gap discount agreement and provide a 70% discount on those drugs dispensed to Medicare Part D enrollees in the coverage gap, in order for its drugs to be reimbursed by Medicare Part D. Beginning in 2025, the Inflation Reduction Act (IRA) eliminates the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket maximum, and 20% once the out-of-pocket maximum has been reached. Although these discounts represent a lower percentage of enrollees’ costs than the current discounts required below the out-of-pocket maximum (that is, in the coverage gap phase of Part D coverage), the new manufacturer contribution required above the out-of-pocket maximum could be considerable for very high-cost patients and the total contributions by manufacturers to a Part D enrollee’s drug expenses may exceed those currently provided.

The IRA will also allow the U.S. Department of Health and Human Services (HHS) to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D, although only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price. Beginning in October 2023, the IRA will also penalize drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation.

U.S. Federal Contracting and Pricing Requirements

Manufacturers are also required to make their covered drugs, which are generally drugs approved under NDAs or BLAs, available to authorized users of the Federal Supply Schedule (FSS) of the General Services Administration. The law also requires manufacturers to offer deeply discounted FSS contract pricing for purchases of their covered drugs by the Department of Veterans Affairs, the Department of Defense, the Coast Guard, and the Public Health Service (including the Indian Health Service) in order for federal funding to be available for reimbursement or purchase of the manufacturer’s drugs under certain federal programs. FSS pricing to those four federal agencies for covered drugs must be no more than the Federal Ceiling Price (FCP), which is at least 24% below the Non-Federal Average Manufacturer Price (Non-FAMP) for the prior year. The Non-FAMP is the average price for covered drugs sold to wholesalers or other middlemen, net of any price reductions.

Annual Report	57

The accuracy of a manufacturer’s reported Non-FAMPs, FCPs, or FSS contract prices may be audited by the government. Among the remedies available to the government for inaccuracies is recoupment of any overcharges to the four specified federal agencies based on those inaccuracies. If a manufacturer were found to have knowingly reported false prices, in addition to other penalties available to the government, the law provides for significant civil monetary penalties per incorrect item. Finally, manufacturers are required to disclose in FSS contract proposals all commercial pricing that is equal to or less than the proposed FSS pricing, and subsequent to award of an FSS contract, manufacturers are required to monitor certain commercial price reductions and extend commensurate price reductions to the government, under the terms of the FSS contract Price Reductions Clause. Among the remedies available to the government for any failure to properly disclose commercial pricing and/or to extend FSS contract price reductions is recoupment of any FSS overcharges that may result from such omissions.
Organizational Structure
As of December 31, 2022, we had three subsidiaries. The following table set out for each of our principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
ADC Therapeutics America, Inc.	United States	100%	Clinical, commercial and U.S. operations
ADC Therapeutics (UK) Limited	England	100%	Research and development
ADC Therapeutics (NL) BV	Netherlands	100%	EU launch of ZYNLONTA
In addition to the three subsidiaries above, as of December 31, 2022, we own a 49% equity interest in Overland ADCT BioPharma. See note 18 “Interest in joint venture” within the audited consolidated financial statements.
Property, Plant and Equipment
For the year ended December 31, 2022, we had capital expenditures of USD 1.7 million, consisting of USD 1.1 million related to the purchase of intangible assets (license agreements) and internal development costs and USD 0.6 million related to the purchase of property, plant and equipment (leasehold improvements and laboratory equipment).
Facilities
We do not own any real property. The table below sets forth the sizes and uses of our leased facilities as of December 31, 2022:

Location	Primary Function	Approximate Size
Biopôle Route de la Corniche 3B 1066 Epalinges Switzerland	Head office	500 m2

430 Mountain Avenue, 4th Floor Murray Hill, New Jersey 07974 United States	Clinical, commercial and U.S. operations	965 m2

84 Wood Lane London, W12 0BZ United Kingdom	Research and preclinical development	1,100 m2

1510 Fashion Island Boulevard, Suite 205 San Mateo, California 94404 United States	Chemistry manufacturing and control	375 m2
We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

Annual Report	58

Financial Review

Annual Report	59

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report.
Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”). None of our financial statements was prepared in accordance with U.S. Generally Accepted Accounting Principles. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors.
Operating Results
Overview

We are a fully-integrated commercial-stage biotechnology company helping to improve the lives of those affected by cancer with our next-generation, targeted antibody drug conjugates (“ADCs”). Our flagship product, ZYNLONTA® (loncastuximab tesirine or Lonca) received accelerated approval from the FDA on April 23, 2021, and launched commercially in the U.S. shortly thereafter, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. Our objective is to establish ZYNLONTA as the third line+ DLBCL standard of care while exploring ZYNLONTA in earlier lines of therapy and in combinations to expand our market opportunity. We have a strong validated technology platform including our highly potent pyrrolobenzodiazepine (PBD) technology and are advancing this proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors. Additionally, we have a growing toolbox of different components allowing us to work on next-generation ADC products. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse portfolio and research pipeline. Our clinical-stage PBD-based pipeline consists of two company-sponsored candidates, ADCT-901 and ADCT-601 (mipasetamab uzoptirine), as well as one clinical-stage candidate, ADCT-602, which is being developed in collaboration with a partner. Our preclinical-stage PBD-based pipeline consists of one company-sponsored candidate, ADCT-212, as well as one preclinical-stage candidate, ADCT-701, which is being developed in collaboration with a partner. We are also committed to broadening our ADC platform by expanding new antibody constructs and payloads and advancing our differentiated next-generation assets.

Annual Report	60

Results of Operations
For a comparison of our results of operations for the years ended December 31, 2021 and 2020, see “Operating and Financial Review and Prospects—Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2021 and December 31, 2020” in Annual Report on for the year ended December 31, 2021.

Comparison of the Years Ended December 31, 2022 and December 31, 2021
The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change	% Change
	(in USD thousands)
Product revenues, net	74,908	33,917	40,991	120.9%
License revenue	135,000	—	135,000	n/a
Total revenue	209,908	33,917	175,991	518.9%

Operating expense
Cost of product sales	(4,579)	(1,393)	(3,186)	228.7%
Research & Development expenses	(187,898)	(158,002)	(29,896)	18.9%
Sales & Marketing expenses	(69,052)	(64,780)	(4,272)	6.6%
General & Administrative expenses	(72,006)	(71,462)	(544)	0.8%
Total operating expense	(333,535)	(295,637)	(37,898)	12.8%
Loss from operations	(123,627)	(261,720)	138,093	(52.8)%

Other income (expense)
Financial income	17,970	66	17,904	n/a
Financial expense	(36,924)	(18,340)	(18,584)	101.3%
Non-operating (expense) income	(12,080)	28,489	(40,569)	(142.4)%
Total other (expense) income	(31,034)	10,215	(41,249)	(403.8)%

Loss before taxes	(154,661)	(251,505)	96,844	(38.5)%
Income tax (expense) benefit	(1,139)	21,479	(22,618)	(105.3)%
Net Loss	(155,800)	(230,026)	74,226	(32.3)%

Annual Report	61

Revenue
Product revenues, net

To date our sole source of product revenue has been generated from sales of ZYNLONTA in the U.S. We received accelerated approval from the FDA for ZYNLONTA for the treatment of relapsed or refractory DLBCL on April 23, 2021 and commercially launched the product in the U.S. shortly thereafter. Product revenues, net grew to USD 74.9 million for the year ended December 31, 2022, compared to USD 33.9 million for the year ended December 31, 2021. The significant increase of USD 41.0 million or 120.9% is principally due to a full year’s worth of sales activity in 2022 as compared to a partial year in 2021. The increase in sales volume was partially offset with higher gross-to-net deductions.

Our ability to generate and grow product revenue will depend upon our ability to successfully commercialize ZYNLONTA and to develop, obtain regulatory approval for and commercialize ZYNLONTA in additional territories and indications, and for our other product candidates. Because of the numerous risks and uncertainties associated with commercialization, product development and regulatory approval, we are unable to predict the amount or timing of product revenue. Our product revenue may fluctuate from period to period based on a number of factors including, but not limited to, patient demand, as well as the timing, dose and duration, of patient therapy and customers’ buying patterns and gross-to-net deductions.
License revenue

We entered into an exclusive license agreement with MTPC in January 2022 for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, we received an upfront payment of USD 30.0 million. In July 2022, we entered into an exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55.0 million in July 2022 and recognized a milestone payment of USD 50.0 million in December 2022 upon approval of the Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL. All of these items were recorded as license revenue within the audited consolidated statement of operations. We did not receive any license revenue in 2021.
Cost of sales

Cost of product sales primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges and royalties paid to a collaboration partner based on net product sales of ZYNLONTA. Inventory amounts written down as a result of excess or obsolescence are charged to Cost of product sales. Cost of product sales increased to USD 4.6 million for the year ended December 31, 2022 from USD 1.4 million for the year ended December 31, 2021, an increase of USD 3.2 million primarily driven by an impairment charge of USD 2.5 million of impairment charges, of which USD 1.7 million related to the manufacturing of antibodies that did not meet our specifications and an increase of USD 0.8 million was associated with inventory manufactured using the Company’s existing process at a new facility that did not meet our expectations. The specification issues did not, and are not expected to, impact the company’s ability to supply commercial product. In addition, cost of product sales increased due to a full year’s worth of sales activity in 2022 as compared to the comparable period in 2021 due to the commencement of ZYNLONTA sales in May 2021.
R&D Expenses
The following table summarizes our research and development expenses for our major development programs for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021 (1)	Change
	(in USD thousands)
ZYNLONTA	74,870	67,749	7,121
Cami	37,711	31,127	6,584
ADCT-602	1,229	1,883	(654)
ADCT-601	8,052	10,584	(2,532)
ADCT-901	5,455	7,442	(1,987)
ADCT-212	19,116	3,803	15,313
Preclinical product candidates and research pipeline	12,233	10,140	2,093
Not allocated to specific programs(2)	11,791	8,712	3,079
Share-based compensation	17,441	16,562	879
R&D expenses	187,898	158,002	29,896

Annual Report	62

1 Prior to June 30, 2022, share-based compensation expense was allocated to the major development programs and preclinical product candidates and research pipeline. Prior to September 30, 2022, ADCT-212 was included in the Preclinical product candidates and research pipeline. Prior periods have been recast to conform to the current period presentation.
2 Includes third-party contracting and employee expenses, as well as expenses for preclinical research, storage, shipping and lab consumables that span multiple programs.

Our R&D expenses increased to USD 187.9 million for the year ended December 31, 2022 from USD 158.0 million for the year ended December 31, 2021, an increase of USD 29.9 million, or 18.9%. As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 8,100 of previously recorded impairment charges during the year ended December 31, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. External costs increased primarily as a result of higher chemistry, manufacturing and controls ("CMC") expense due to manufacturing activities to support the ADCT-212 program as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and build our pipeline. Employee expense increased primarily due to higher contract labor expenses and share-based compensation expense.

R&D expense consists principally of:
•salaries for R&D staff and related expenses, including share-based compensation expense;
•costs for production of preclinical and clinical-stage product candidates by CMOs;
•fees and other costs paid to contract research organizations in connection with the performance of preclinical studies and clinical trials;
•costs of related facilities, materials and equipment;
•costs associated with depreciation of right-of-use assets;
•costs associated with obtaining and maintaining patents and other intellectual property;
•amortization and depreciation, as well as impairment charges, of tangible and intangible fixed assets used to develop our product candidates; and
•achieved milestone payments associated with R&D collaboration arrangements that do not qualify to be capitalized.

R&D costs are expensed in the period in which they are incurred.

We expect R&D expenses to decrease on an absolute basis in the near-term but will continue to comprise the largest component of our overall operating expenses. Our R&D expense may vary substantially from period to period according to the status of our R&D activities. The timing of expenses are impacted by the commencement of clinical trials and enrollment of patients in clinical trials. The successful development of our product candidates is uncertain.

At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•the scope, rate of progress, results and cost of our clinical trials, preclinical studies and other related activities;

•the cost of manufacturing clinical supplies, and establishing commercial supplies, of any product candidates;

•the number and characteristics of product candidates that we pursue;

•the cost, timing and outcomes of regulatory approvals;

•the cost and timing of establishing sales, marketing and distribution capabilities; and

•the terms and timing of any collaboration, licensing or other arrangements that we may establish, including any required milestone and royalty payments thereunder.

In addition, R&D expense may fluctuate based on the status of regulatory approval of our drug candidates. We do not capitalize inventory costs associated with certain products prior to regulatory approval as such costs are not deemed highly probable of being recovered through future sales of the drug product until regulatory approval is obtained. As such, the costs are recorded as impairment charges to R&D expense.

Annual Report	63

Upon receiving regulatory approval, we are permitted to reverse previously recorded impairment charges to the extent highly probable of being recovered through future sales. R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.

As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 8,100 of previously recorded impairment charges during the year ended December 31, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. R&D expenses related to ZYNLONTA increased due to the undertaking of clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy, which was partially offset by lower CMC expenses due to the absence of pre-launch commercial supply activities that were performed during the year ended December 31, 2021.

The increase in R&D expenses related to Cami was primarily due to higher personnel costs and CMC expenses as various development activities and ongoing clinical trial activity occurred during the year ended December 31, 2022. This increase was partially offset by a decrease in clinical trial activity of the Phase 2 trial for HL.

The decrease in R&D expenses related to ADCT-601 was primarily due to lower CMC expenses partially offset by higher clinical expenses.

The decrease in R&D expenses related to ADCT-901 was primarily due to lower CMC expenses and preclinical expenses incurred in the year ended December 31, 2022.

The increase in R&D expenses related to ADCT-212 was primarily due to higher expenses related to IND-enabling work during the year ended December 31, 2022.

S&M Expenses

The following table summarizes our S&M expenses for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
External costs (1)	35,752	28,817	6,935
Employee expenses (2)	33,300	35,963	(2,663)
S&M expenses	69,052	64,780	4,272

(1) Includes depreciation expense relating to Property, plant and equipment for the year ended December 31, 2022. All other depreciation expense was not material for the year ended December 31, 2022. Depreciation expense for S&M was not material for the year ended December 31, 2021.

(2) Includes share-based compensation expense

Our S&M expenses increased to USD 69.1 million for the year ended December 31, 2022 from USD 64.8 million for the year ended December 31, 2021, an increase of USD 4.3 million, or 6.6%. The increase was primarily due to increased professional expenses relating to the commercial launch of ZYNLONTA. This increase was partially offset by lower employee expenses primarily due to lower share-based compensation expense. S&M expense includes employee expenses (including share-based compensation expense) for commercial employees and external costs related to commercialization (including professional fees, communication costs and IT costs, travel expenses and

Annual Report	64

depreciation of Property, plant and equipment). Depreciation expense of right-of-use assets and facilities were not material to the periods presented.

We currently expect our S&M expenses to decrease as a percentage of revenue in the near and long-term as we have transitioned to being a commercial-stage public company.
G&A Expenses
The following table summarizes our G&A expenses for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
External costs (1)	23,640	21,486	2,154
Employee expenses (2)	48,366	49,976	(1,610)
G&A expenses	72,006	71,462	544

(1) Includes depreciation expense.
(2) Includes share-based compensation expense

Our G&A expense increased to USD 72.0 million for the year ended December 31, 2022 from USD 71.5 million for the year ended December 31, 2021, an increase of USD 0.5 million, or 0.8%. External costs increased primarily due to higher professional fees, including the fees associated with the license agreement entered into with MTPC. Employee expense for the year ended December 31, 2022 decreased primarily as a result of lower share-based compensation expense partially offset by higher wages and benefits, including USD 1.3 million of executive compensation associated with the CEO transition. G&A expense includes employee expenses (including share-based compensation expense) for G&A employees, external costs (including in particular professional fees, communications costs and IT costs, facility expenses and travel expenses), G&A costs charged by related parties (including telecommunications costs), depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets.

We expect our G&A expenses to decrease as a percentage of revenue in the near and long-term as we have transitioned to being a commercial-stage public company.
Other (Expense) Income
The following table summarizes our other (expense) income for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
Financial income	17,970	66	17,904
Financial expense	(36,924)	(18,340)	(18,584)
Non-operating (expense) income	(12,080)	28,489	(40,569)
Total other (expense) income	(31,034)	10,215	(41,249)
Financial Income
Financial income consists primarily of cumulative catch-up adjustments associated with the valuation of the deferred royalty obligation with HCR. We periodically assess the expected payments to HCR based on our underlying revenue projections and to the extent the amount or timing of such payments is materially different than our initial estimates we will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred. In addition, Financial income also includes interest received from banks on our cash balances. Our policy is to invest funds in a variety of capital preservation instruments, which may include all or a combination of short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government.
Our financial income was USD 18.0 million for the year ended December 31, 2022 as compared to USD 0.1 million for the year ended December 31, 2021. The increase was primarily related to the total cumulative catch-up adjustment of USD 15.4 million associated with the deferred royalty obligation with HCR. The total cumulative catch-up adjustment was based on revised revenue forecasts used in the valuation model, which revisions were primarily attributable to updates made for the Company’s 2022 strategic planning decisions, including updated development plans. Also contributing to the increase was higher interest income due to higher yields received on our cash deposits.

Annual Report	65

Financial Expense

Financial expense consists primarily of commercial banking fees, interest expense related to the accretion of our deferred royalty obligation with HCR, interest related to leases, the senior secured term loan facility and convertible loans. Our financial expense increased to USD 36.9 million for the year ended December 31, 2022 from USD 18.3 million for the year ended December 31, 2021. The increase was primarily due to interest expense related to the accretion of our deferred royalty obligation with HCR and senior secured term loans, calculated at their respective implied effective interest rate (“EIR”). The deferred royalty obligation with HCR was entered into during August 2021 and the senior secured term loan facility was entered into during August 2022.
Non-operating (expense) income
Notable items other than revenue from product sales and license revenue impacting the results of operations for the year ended December 31, 2022 and 2021 included:

		Year Ended December 31,
	P&L Classification	2022	2021	Change
		(in USD thousands)
Fair value adjustment of Facility Agreement derivatives	Non-operating income	25,650	34,893	(9,243)
Loss on extinguishment	Non-operating expense	42,114	—	42,114
Fair value adjustment of senior secured term loan warrant obligation	Non-operating income	2,962	—	2,962
Fair value adjustment of Deerfield warrant obligation	Non-operating income	11,504	—	11,504
Share of Overland ADCT BioPharma net loss	Non-operating expense	10,084	6,672	3,412
Convertible loans, derivatives, change in fair value income

On May 19, 2020, we received the first tranche of convertible loans in the amount of USD 65.0 million upon completion of the IPO. On May 17, 2021, we drew down the second tranche of convertible loans in the amount of USD 50.0 million upon the receipt of FDA approval of ZYNLONTA.

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million. Prior to the exchange, we accounted for the transaction as a loan and an embedded conversion option derivative. The embedded conversion option derivative was marked-to-market at the end of each reporting period while the loan was measured at its amortized cost. Changes in the fair value (gains or losses) of the derivative at the end of each period were recorded in the consolidated statement of operations.
The change in fair value of the convertible loans derivatives was recognized as income of USD 25.7 million and USD 34.9 million for the year ended December 31, 2022 and 2021, respectively. The decreases in fair values of the embedded derivatives are primarily due to decreases in the fair value of the underlying shares during the respective periods.
Loss on debt extinguishment
As a result of the exchange agreement, the Company recognized a loss on extinguishment of USD 42.1 million for the year ended December 31, 2022, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date.
Senior secured term loans and warrants

The Company has accounted for the first tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120.0 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value at the end of each reporting period. The loan is presented as a liability and represents the net present value of all future cash flows associated with the loan discounted at its EIR. The income of USD 3.0 million as a result of changes in the warrant obligation for the year ended December 31, 2022 was primarily due to the decrease in fair value of the underlying shares since August 15, 2022. Our accounting for these changes in the fair value of our warrant obligation is explained in note 23, "Senior secured term loan facility and warrants" to the audited consolidated financial statements.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to Deerfield to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value at the time the agreement

Annual Report	66

was entered into on August 15, 2022 and is remeasured to fair value at the end of each reporting period. The income of USD 11.5 million as a result of changes in the warrant obligation for the year ended December 31, 2022 was primarily due to the decrease in fair value of the underlying shares since August 15, 2022.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 10.1 million and USD 6.7 million for the years ended December 31, 2022 and 2021, respectively. Our share of ADCT BioPharma's net loss increased due to higher clinical trial activity at ADCT BioPharma.

Under the equity method, an investment in a joint venture is recognized initially in the consolidated balance sheet at cost and adjusted thereafter to recognize our share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to our proportionate interest in the joint venture. Our initial investment is recorded as an Interest in joint ventures in the consolidated balance sheet. Our proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the consolidated statement of operation. The carrying value of our investment in a joint venture increases or decreases in relation to our proportionate share of comprehensive income or loss of the joint venture. When our share of losses of a joint venture exceeds our interest in that joint venture less the carrying value of the deferred gain described below, we cease to recognize its share of further losses. Additional losses are recognized only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with our initial investment, the gain resulting from our contribution of intellectual property was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain of a portion of our initial investment. We will begin to recognize the deferred gain upon the commercialization of any or all of the Licensed Products by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a Licensed Product is developed and approved using a systematic approach that approximates the pattern of consumption of the Licensed IP by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors.
Income Tax Expenses

We recorded an income tax expense of USD 1.1 million for the year ended December 31, 2022 as compared to income tax benefit of USD 21.5 million for the year ended December 31, 2021.
We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries are incorporated. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income. We are also entitled under U.S. tax law to carry forward R&D tax credits for a period of up to 20 years, which could be used to offset future taxable income.

The income tax expense recorded for the year ended December 31, 2022 is significantly greater than the loss before taxes effected at the blended statutory rate due to the fact that we do not recognize current or deferred income taxes in connection with our Swiss operations. We do not expect to be able to realize the benefit of our tax loss carryforwards for Swiss corporate income tax purposes, and, therefore, we have not recognized deferred tax assets in our financial statements. Further, we do not generate or pay current income taxes in Switzerland.

Our income tax expense recorded during the year ended December 31, 2022 is driven by our U.S. operations. Generally, current income tax is recorded primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax.

Comparatively, our income tax benefit recorded during the year ended December 31, 2021 was driven by USD 22.7 million of deferred income tax benefit recorded in connection with the recognition of deferred tax assets associated with our U.S. operations on the basis of our projections of future taxable income. We did not recognize any deferred tax assets in connection with our U.S. operations prior to December 31, 2021.

In estimating future taxable income, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

Annual Report	67

Liquidity and Capital Resources
Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of USD 326.4 million. We believe that we have sufficient cash and cash equivalents to fund our operations for at least twelve months. We plan to continue to fund our operating needs through our existing cash and cash equivalents, revenues from the sale of ZYNLONTA, potential milestone and royalty payments under our licensing agreements and additional equity financings, debt financings and/or other forms of financing, as well as funds provided by collaborations. We are also continuously engaged in discussions to establish value-maximizing strategic collaborations, business combinations, acquisitions, licensing opportunities or similar strategies for clinical development and commercialization of ZYNLONTA and/or our product candidates.

Sources of Liquidity

To date, we have financed our operations primarily through equity financings, convertible debt and senior secured term loan financings, and additional funds provided by collaborations and royalty financings.

Loan Agreement

On August 15, 2022, the Company, ADC Therapeutics (UK) Limited and ADC Therapeutics America, Inc. entered into a loan agreement and guaranty (the “Loan Agreement”) with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent, pursuant to which the Company may borrow up to USD 175.0 million principal amount of secured term loans, including (i) an initial tranche of USD 120.0 million principal amount of term loans and (ii) up to two additional tranches, each up to USD 27.5 million principal amount of term loans that the Company may draw upon within 18 months of the closing date, subject to satisfaction of certain customary conditions, including compliance with the Company’s other material agreements for the incurrence of such debt. The secured term loans are scheduled to mature on August 15, 2029 and accrue interest at an annual rate of SOFR plus 7.50% per annum or a base rate plus 6.50% per annum for the first five years of the term loans, and thereafter, at an annual rate of SOFR plus 9.25% or a base rate plus 8.25%, in each case subject to a 1.00% per annum SOFR floor. At the Company’s election, for the first three years, the Company may choose to pay an amount of interest on the outstanding principal amount of term loans corresponding to up to 2.50% of the applicable interest rate in kind (in lieu of payment in cash). The Company is obligated to pay certain exit fees upon certain prepayments and repayments of the principal amount of the term loans. In addition, the Company has the right to prepay the term loans at any time subject to certain prepayment premiums applicable during the period commencing from the closing date until the fourth anniversary of the closing date. The Loan Agreement also contains certain prepayment provisions, including mandatory prepayments from the proceeds from certain asset sales, casualty events and from issuances or incurrences of debt, which may also be subject to prepayment premiums if made on or prior to the fourth anniversary of the closing date. The obligations under the Loan Agreement are secured by substantially all assets of the Company and certain of its subsidiaries and are guaranteed initially by the Company’s subsidiaries in the United States and the United Kingdom. The Loan Agreement contains customary covenants, including a covenant to maintain qualified cash of at least USD 60.0 million plus an amount equal to any accounts payable of the Company or its subsidiaries that remain unpaid more than ninety (90) days after the date of the original invoice therefor, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Loan Agreement also contains customary events of default, after which the term loan may become due and payable immediately, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (including creation of any liens other than those that are expressly permitted), bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and its subsidiaries and change in control. We received the initial tranche of USD 120.0 million principal amount of term loans on August 15, 2022.

Collaboration Agreements

We are a party to various license and collaboration agreements, pursuant to which we are entitled to receive milestone and royalty payments.

At-the-Market Offering Program

We have an at-the-market (“ATM”) offering program, pursuant to which we may sell our common shares with an aggregate offering price of up to USD 200.0 million. There have been no shares sold under the ATM program to date.

Warrants

As of the date of this Annual Report, we have outstanding warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share (which are exercisable, on a cash or cashless basis, at the option of the holder at any time on or prior to May 19, 2025), warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 (which are exercisable, on a cash or cashless basis, at the option of the holder at any time on or prior to May 19, 2025) and warrants to purchase an aggregate of 527,295 common shares at an exercise price of USD 8.30 per share (which are exercisable, on a cash or a cashless basis, at the option of the holder at any time on

Annual Report	68

or prior to August 15, 2032). The warrants also contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis.

Uses of Cash
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, interest and principal payments on debt obligations and other operating expenses. We expect to incur substantial expenses in connection with the advancement of clinical trials, including pivotal and confirmatory clinical trials, regulatory submissions for our products, product candidates and research pipeline, and the commercialization of ZYNLONTA. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation.

Cash Flows
For a comparison of our cash flows for the years ended December 31, 2021 and 2020, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Comparison of the Years Ended December 31, 2021 and December 31, 2020” in Annual Report for the year ended December 31, 2021.

Comparison of the Years Ended December 31, 2022 and December 31, 2021
The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
Net cash (used in) provided by:
Operating activities	(136,794)	(233,378)	96,584
Investing activities	(2,508)	(6,673)	4,165
Financing activities	(593)	267,394	(267,987)
Net change in cash and cash equivalents	(139,895)	27,343	(167,238)
Net Cash Used in Operating Activities

Net cash used in operating activities decreased to USD 136.8 million for the year ended December 31, 2022 from USD 233.4 million for the year ended December 31, 2021, a decrease of USD 96.6 million, or 41.4%. The decrease was primarily due to the receipt of the USD 30 million upfront payment from MTPC, the receipt of the USD 55 million upfront payment from Sobi and increases in the cash received from the sale of ZYNLONTA partially offset by increased cash expenditures in the period related to operating expenses in advancing development of our pipeline and the continued commercialization of ZYNLONTA.
Net Cash Used in Investing Activities
Net cash used in investing activities decreased to USD 2.5 million for the year ended December 31, 2022 from USD 6.7 million for the year ended December 31, 2021, a decrease of USD 4.2 million, or 62.4%, primarily due to lower capital expenditures and lower intangible asset acquisitions for the year ended December 31, 2022. See note 15, “Property, plant and equipment” and note 17, “Intangible assets” to the audited consolidated financial statements for further information.
Net Cash (Used in) Provided by Financing Activities
Net cash used in financing activities was USD 0.6 million for the year ended December 31, 2022 compared to USD 267.4 million of net cash provided by financing activities for the year ended December 31, 2021. For the year ended December 31, 2022, we drew down USD 120.0 million principal amount of term loans under the Loan Agreement prior to transaction costs paid of USD 7.2 million during the year ended December 31, 2022. In addition, we received USD 6.1 million of proceeds, net of transaction costs paid during the year ended December 31, 2022, from the issuance of shares under the share purchase agreement. Additionally, we exchanged our senior secured convertible notes pursuant to the exchange agreement with Deerfield, resulting in USD 118.3 million (including exit fees and transaction costs) being used. See note 23, "Senior secured term loan facility and warrants", note 24, "Convertible loans", note 25, "Deerfield warrants" and note 28, "Share capital" to the audited consolidated financial statements for further information. During the year ended December 31, 2021, the Company received net proceeds of USD 218.0 million from the sale and purchase agreement associated with our deferred royalty obligation with HCR and receipt of the second tranche of convertible loans under the Facility Agreement of USD 49.6 million.

Annual Report	69

Research and Development, Patents and Licenses, etc.
See “Information on the Company—Business Overview” and “Operating and Financial Review and Prospects—Operating Results—Results of Operations.”
Trend Information
See “Operating and Financial Review and Prospects—Operating Results.”
We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments.
Critical Accounting Estimates
Revenue Recognition
Product revenue
Revenue from the sale of products is recognized in a manner that depicts the transfer of those promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods or services. To achieve this core principle, we follow a five-step model: (i) identify the customer contract; (ii) identify the contract’s performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when, or as, a performance obligation is satisfied.
Revenue from the sale of products is presented net of sales adjustments (gross-to-net or “GTN” adjustments), which may include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of our experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. The Company also uses information from external sources to identify prescription trends, patient demand, average selling prices and sales return and allowance data for analog drug products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience.

License arrangements

We may enter into agreements with multiple performance obligations. Performance obligations are identified and separated when the other party can benefit from the license on its own or together with other resources that are readily available, and the license is separately identifiable from other goods or services in the contract.

Revenues from license fees for intellectual property (IP) is recognized either at a point in time or over time. An assessment is made as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). Revenue is recognized immediately for a right-to-use license if the licensee can begin to use and benefit from the IP upon commencement of the license term and the Company has no further obligations in the context of the IP. A license is considered a right to access the IP when the Company undertakes activities during the license term that may significantly affect the IP, which directly exposes the customer to any positive or negative effects arising from such activities. These activities do not result in the immediate transfer of a good or service to the customer. As such, revenues from the right to access the IP are recognized over time.

Transaction prices for out-license arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development and regulatory milestones because the ultimate outcomes are binary in nature. Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price when sold separately or estimated stand-alone selling price on the basis of comparable transactions with other customers when such goods or services are not sold separately. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain.

In determining the transaction prices, sales milestones and royalties attributable to licenses are excluded from the variable consideration guidance and recognized at the later of when the subsequent sales transaction occurs, or the satisfaction or partial satisfaction of the performance obligation to which some or all of the royalty has been allocated.

Annual Report	70

Current, Deferred Income Tax and Tax Credit
The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of operation, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity; in this case the related tax is recognized in other comprehensive loss or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the audited consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized.
Deferred income tax assets from tax credit carryforwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Employee Benefits
Pension Obligations
We operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which we operate. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which we pay fixed contributions into a separate entity (a fund) and have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to the employees’ service in previous, current and future periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit. This results in the plan being accounted for as a defined benefit plan.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity that approximate to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.
The current service cost of the defined benefit plan, recognized in the consolidated statement of operation in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year.
Past service costs, resulting from a plan amendment or curtailment, are recognized immediately in the consolidated statement of operation.
The net interest cost is calculated by applying the discount rate to the net balance of the present value of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the consolidated statement of operation.

Annual Report	71

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive loss in the period in which they arise.
For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, we have no further payment obligations. The contributions are recognized as employee benefit expenses when they are due and are included in staff costs. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
Share-Based Compensation Expense
The fair value of shares or options granted, respectively, under share purchase or share option plans is recognized as an employee share-based compensation expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the shares or options granted:
•including any market performance conditions;
•excluding the impact of any service and non-market performance vesting conditions; and
•including the impact of any non-vesting conditions.
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, we revise our estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. We recognize the impact of the revision to original estimate, if any, within the consolidated statement of operation, with a corresponding adjustment to equity.
The proceeds received net of any directly attributable transaction costs are credited directly to equity.
The application of our accounting policy for share-based compensation is described below for each of our plans.
2019 Equity Incentive Plan
In November 2019, we adopted the 2019 Equity Incentive Plan to motivate and reward our employees, directors, consultants and advisors to further our best interest and those of our shareholders. Under the 2019 Equity Incentive Plan, we may at our discretion grant to plan participants (directors, certain employees and service providers working for the benefit of the Company at the time) awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards (“PSUs”) and other share-based awards.
Share options, RSUs and PSUs have been granted under this plan. The exercise price per share option was set by us at the fair market value of the underlying common shares on the date of grant, as determined by us. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each option award granted is ten years. Under the grant, the options may be settled only in shares. Therefore, the grants of share options under this plan have been accounted for as equity-settled under IFRS 2.
We may grant RSUs to our directors, certain employees and service providers working for us at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. Under the grant, the RSUs may be settled only in our common shares. Therefore, the grants of RSUs have been accounted for as equity-settled under IFRS 2.
In each accounting period, we take a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the consolidated statement of operation. The charge to the consolidated statement of operation results in a corresponding credit being booked to “Other reserves” within equity.
Prior to our initial public offering, the determination of the fair value of awards involved the application of an adjusted form of the Black-Scholes option pricing model that took into account the strike price, the term of the award, the impact of dilution (where material), the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the award and the correlations and volatilities of the shares of peer group companies. In addition, for awards granted on and subsequent to July 1, 2019 through our initial public offering, the fair value of grants was based on a probability-weighted expected returns method that took into account both the value derived by using an adjusted form of the Black-Scholes option pricing model and a discounted estimate of the price that may have been achieved in a future transaction. This method entailed further significant judgement, both in estimating a transaction price and in estimating the probabilities of different outcomes. The adjusted form of the Black-Scholes option pricing model used to derive a value for

Annual Report	72

the common share price at grant date derived the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security and considered the timing, amount, liquidation preferences and dividend rights of issues of preference shares.
After our initial public offering, the determination of the fair value of awards involves the application of the Black-Scholes option pricing model for our option equity awards, which utilizes certain assumptions including expected volatility, expected life and risk-free interest rate. In addition, the exercise price per share option is set by us at the fair market value of the underlying common shares on the date of grant, as determined by the us, which is generally the closing share price of our common shares traded on the NYSE.
We use an independent valuation firm to assist us in calculating the fair value of the award grants per participant.
Inventory
Inventory of ZYNLONTA is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. We assess the recoverability of capitalized inventory during each reporting period and will write down excess or obsolete inventory to its net realizable value in the period in which the impairment is identified within Cost of product sales in the consolidated statement of operation. We have not recorded any material inventory impairments since the FDA approved ZYNLONTA. Included in inventory are materials used in the production of preclinical and clinical products, which are charged to R&D expenses when consumed.

Prior to receiving FDA approval of ZYNLONTA, we had written down inventory costs relating to the manufacture of ZYNLONTA to a net realizable value of zero. We believed that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, was only appropriate when management considered it highly probable that pre-approval inventory costs would be recoverable through future sales of the drug product. The determination to capitalize was based on the particular facts and circumstances related to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination was made varied from product to product. The impairment charges were recorded as Research and development (“R&D”) expenses in our consolidated statement of operation. Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, we reversed KUSD 8,100 of previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of impairment charges was recorded as a gain to R&D expenses in our consolidated statement of operation.
We will continue to assess the likelihood that inventory costs associated with its other drug product candidates are recoverable through future sales of such product candidates to determine if and when such costs should be capitalized as inventory or be expensed to R&D expenses. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. If it is determined that inventory costs associated with a product candidate are not highly probable to be recovered through future sales, we would record such costs to R&D expenses.

Intangible assets
Licenses
Licenses acquired are capitalized as intangible assets at historical cost. Licenses with definite-useful lives are amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. Prior to regulatory and marketing approval, licenses are treated as indefinite-lived assets and not amortized. These licenses are tested annually for impairment in the last quarter of each fiscal year and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Amortization and impairment of licenses
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to R&D expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to Cost of product sales over the licenses’ estimated useful lives. The useful life of definite-lived intangible assets will depend upon the legal term of the individual patent in the country in which the patent is obtained. In determining the useful life, we utilize the last-to-expire period of exclusivity (primary patent or regulatory approval) related to the primary marketed drug product. We may be able to obtain a patent term extension. However, we will only consider the inclusion of an extension period to the extent we believe it is highly probable of being granted. See note 17, “Intangible assets” within the audited consolidated financial statements for further information.

Annual Report	73

Internally generated intangible assets
Internal R&D costs are fully charged to R&D expenses in the period in which they are incurred. We consider that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union or China.
Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. These internally generated intangible assets are recorded as an indefinite-lived intangible asset until regulatory approval is achieved and/or commercial launch. At that point, the asset will become a definite-lived intangible asset and we will commence amortization of the asset based on a systematic and rational approach. See note 17, “Intangible assets” within the audited consolidated financial statements for further information.
Deferred royalty obligation
On August 25, 2021, we entered into a royalty purchase agreement with certain entities managed by Healthcare Royalty Partners (“HCR”). We accounted for the initial cash received as debt, less transaction costs and will subsequently account for the value of the debt at amortized cost. The amount received by us will be accreted to the total estimated royalty payments over the life of the agreement which will be recorded as interest expense. The carrying value of the debt will decrease for royalty payments made to HCR based on actual net sales and licensing revenue. We will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred.
Senior secured term loan facility

The Company, ADCT UK and ADCT America entered into a USD 175.0 million Loan Agreement on August 15, 2022, pursuant to which the counterparty agreed to extend secured term loans to the Company in disbursements as follows: (i) a First Tranche and (ii) Future Tranches. See note 23, “Senior secured term loan facility and warrants.”

Accounting for the First Tranche

On August 15, 2022, the Company drew down the First Tranche of the senior secured term loans in the amount of USD 120.0 million and issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. These senior secured term loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a warrant obligation and (ii) a loan.

i) The warrant obligation is presented in the audited consolidated balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value using a Black-Scholes pricing model and is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of operations.

ii) The senior secured term loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the warrant obligation. The loan is subsequently measured at its amortized cost using an EIR in accordance with IFRS 9. Given the interest rate in the senior secured term loans is variable and dependent upon market factors, the Company will update the EIR at the end of each reporting period for changes in the rate. The revised EIR will be used prospectively with no income or expense recorded in the period of interest rate change. The loan is presented as a financial liability in the audited consolidated balance sheet. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability in the audited consolidated balance sheet. The remainder of the amount is presented as a long-term liability.

Expenses and fees payable upon the issuance of the First Tranche of senior secured term loans were allocated pro rata to the above two components. The share of expenses allocated to the warrant obligation were charged directly to the audited consolidated statement of operations, while the share of expenses allocated to the residual senior secured term loans was deducted from the loan and included in the calculation of the EIR.

Annual Report	74

Accounting for the Future Tranches

The Company has no obligation to draw down the Future Tranches of the senior secured term loans. Therefore, the Company will account for the Future Tranches when drawn upon as a liability and subsequently measure the liability at amortized cost in accordance with IFRS 9. Transaction costs associated with the Future Tranches will be deducted from the loan.

Deerfield Warrants

Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The agreement consists of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share.

These warrants have been recognized as a warrant obligation and presented in the audited consolidated balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value and was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. The liability is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of operations. See note 25, “Deerfield Warrants.”

Annual Report	75

Corporate Governance

Annual Report	76

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
The following table presents information about our current executive officers and directors. Ages are as of February 28, 2023.

Name	Position(s)	Age
Executive Officers and Directors
Ameet Mallik	Chief Executive Officer and Director	50
Jose “Pepe” Carmona	Chief Financial Officer	50
David Gilman	Chief Business and Strategy Officer	50
Peter Graham	Chief Legal Officer	56
Kristen Harrington-Smith	Chief Commercial Officer	50
Michael Mulkerrin	Chief Technical Operations Officer	68
Kimberly Pope	Chief People Officer	56
Susan Romanus	Chief Compliance Officer	57
Patrick van Berkel	Chief Scientific Officer	54
Mohamed Zaki	Chief Medical Officer	58
Non-Executive Directors
Ron Squarer	Chairman of the Board of Directors	56
Christopher Martin	Co-Founder and Director	64
Jean-Pierre Bizzari	Director	68
Stephen Evans-Freke	Director	70
Michael Forer	Vice Chairman of the Board of Directors	57
Peter Hug	Director	64
Viviane Monges	Director	59
Thomas Pfisterer	Director	41
Tyrell J. Rivers	Director	50
Victor Sandor	Director	56
Jacques Theurillat	Director	63
____________________
Unless otherwise indicated, the current business address for our executive officers and directors and our non-executive directors is ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.
Executive Officers

Ameet Mallik has been our Chief Executive Officer since May 2022 and a member of our board of directors since June 2022. From 2005 to April 2021, Mr. Mallik served in various positions at Novartis, including as Executive Vice President and Head, U.S. Oncology from November 2017 to April 2021 and as Senior Vice President, Head of Global Marketing, Value and Access from November 2015 to November 2017. Prior to that, Mr. Mallik held various commercial roles at Sandoz and was a Principal at McKinsey and Company. From May 2021 to January 2022, Mr. Mallik served as the Chief Executive Officer of Rafael Holdings, Inc. Mr. Mallik also serves on the board of directors of Atara Biotherapeutics, Inc. Mr. Mallik holds an M.B.A. from The Wharton School at the University of Pennsylvania, and an M.S. in Biotechnology and B.S. in Chemical Engineering, both from Northwestern University.

Jose “Pepe” Carmona has been our Chief Financial Officer since December 2022. From October 2020 to November 2022, Mr. Carmona served as Chief Financial Officer of Rubius Therapeutics, Inc. From May 2017 to September 2020, Mr. Carmona served as Chief Financial Officer of Radius Health, Inc. Prior to that, Mr. Carmona served as the Chief Financial Officer of Innocoll Holdings plc and its predecessor entity, Innocoll AG, and Chief Financial Officer of Alcon Europe, Middle East & Africa, a division of Novartis AG, and served in numerous

Annual Report	77

financial management positions with increasing responsibility at Novartis. Mr. Carmona holds a B.S. in industrial civil engineering from Universidad Tecnica Federico Santa Maria and an M.B.A. from Columbia Business School.
David Gilman has been our Chief Business & Strategy Officer since July 2022. Mr. Gilman is responsible for all business development and portfolio strategy efforts globally. From April 2019 to June 2022, Mr. Gilman was a partner with ClearView Healthcare Partners. From May 2018 to April 2019, he served as the Global Head of Portfolio Strategy and Business Development of Novartis Oncology. Prior to that, he was a Managing Director with The Frankel Group and Huron Consulting Group. Mr. Gilman holds an M.B.A. from the Texas McCombs School of Business.
Peter Graham has been our Chief Legal Officer since November 2022. From 2015 until its sale to Halozyme Therapeutics, Inc. in 2022, Mr. Graham served as Executive Vice President, General Counsel, Chief Compliance Officer, Human Resources and Secretary of Antares Pharma, Inc., a commercial-stage specialty pharmaceutical and combination product company. Previously, he served as Executive Vice President, General Counsel, Chief Compliance Officer and Global Human Resources at Delcath Systems, Inc., a company with commercial operations in Europe focused on cancers of the liver. Earlier, Mr. Graham held leadership roles at ACIST Medical Systems, Inc., E-Z-EM, Inc., and AngioDynamics, Inc. Mr. Graham received his J.D. from Yeshiva University's Benjamin N. Cardozo School of Law and his B.A. in Political Science from the University of Wisconsin-Madison.
Kristen Harrington-Smith has been our Chief Commercial Officer since November 2022. From November 2021 to November 2022, she served as Chief Commercial Officer of Immunogen where she has been responsible for building the commercial organization and preparing for the launch of its first commercial product. From June 2000 to November 2021, she was in positions of increasing responsibility at Novartis, including as Vice President and Head, US Hematology at Novartis Pharmaceuticals, where she led the teams responsible for a portfolio of therapies in both malignant and non-malignant hematologic diseases including diffuse large B-cell lymphoma (DLBCL), acute myeloid leukemia, chronic myeloid leukemia, and myelodysplastic syndrome, and Vice President and Head, US CAR-T, responsible for the commercial launch of Kymriah®, the first CAR-T cell therapy for both DLBCL and acute lymphoblastic leukemia, building the management, sales, marketing, and market access teams, and supporting the launch of Gilenya® for the treatment of multiple sclerosis. Ms. Harrington-Smith holds an M.B.A. from the Kenan-Flagler Business School at the University of North Carolina and a B.A. from Williams College.
Michael Mulkerrin, Ph.D., has been our Chief Technical Operations Officer since November 2022 and was previously our Vice President and Head of CMC from 2016 to 2022 and Head of CMC from 2014 to 2016. Prior to joining ADC Therapeutics, he was Vice President, Process Development and Manufacturing at OncoMed Pharmaceuticals. Prior to OncoMed, Dr. Mulkerrin was the Senior Director in Process Sciences at Amgen, where he led Analytical Biochemistry. He also served in leadership positions in the development of therapeutic monoclonal antibody projects at Genentech and Abgenix. In 2010, Dr. Mulkerrin was elected to the USP Council of Experts and is Chairman of the Biologics Monographs – Proteins Expert Committee. Dr. Mulkerrin has a B.S. in Biochemistry from the University of Massachusetts, Amherst, and a Ph.D. in Biochemistry from the University of Georgia, Athens.
Kimberly Pope has been our Chief People Officer since August 2020. From 2016 to 2020, Ms. Pope was the Senior Vice President, Head of Human Resources at Array BioPharma Inc. From 2013 to 2016, Ms. Pope was the Group Vice President, Human Resources at IDEX Corporation. Previously, Ms. Pope served in various senior positions at Hospira, Inc., including Director of Human Resources. Ms. Pope holds a B.B.A. in marketing and human resources management from the University of Iowa Tippie College of Business.
Susan Romanus has been our Chief Compliance Officer since June 2018. From 2015 to 2018, she served as Vice President, Compliance at Taiho Oncology, Inc. From 2009 to 2012, she served as Vice President, Chief Ethics & Compliance Officer at Daiichi Sankyo Company. Ms. Romanus holds a B.S. in biochemistry and cell biology from the University of California San Diego and an M.B.A. from the University of San Diego and a certificate in change leadership from Cornell University.

Patrick van Berkel, Ph.D., has been our Chief Scientific Officer since August 2012. From 2003 to 2012, Dr. van Berkel served in various roles at Genmab A/S, including as Vice President of Antibody Technology and Vice President of Chemistry, Manufacturing and Control, Research and Development and as Director of Technology for the Antibody Technology division. Dr. van Berkel holds a B.S. in chemistry from the University of Nijmegen and a Ph.D. in chemistry from the University of Leiden.

Mohamed Zaki, M.D., Ph.D., has been our Chief Medical Officer since January 2023. From September 2018 to December 2022, Dr. Zaki served in senior clinical development roles at AbbVie Inc., including as Vice President & Global Head of Oncology Clinical Development and Vice President & Global Head of Hematology Clinical Development. From February 2010 to September 2018, Dr. Zaki served in various senior clinical development roles at Celgene Corporation. Prior to that, Dr. Zaki worked at Sanofi-Aventis and Centocor, Inc., a subsidiary of Johnson & Johnson. Dr. Zaki holds an M.D. and an M.S. from Ain Shams University School of Medicine and a Ph.D. jointly from the University of Pennsylvania and Ain Shams University School of Medicine. Dr. Zaki also served on the faculty of both institutions and was a practicing physician earlier in his career.

Annual Report	78

Non-Executive Directors
Ron Squarer has been the Chairman of our board of directors since April 2020. From 2012 to its acquisition by Pfizer, Inc. in August 2019, he served as the Chief Executive Officer at Array BioPharma Inc. Previously, Mr. Squarer served in various senior positions at Hospira, Inc., which was later acquired by Pfizer, Inc., including as Chief Commercial Officer. In addition, Mr. Squarer has held leadership roles at Pfizer Inc. (focused on oncology) and at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc). In addition to our board of directors, Mr. Squarer also serves as a member of the board of directors of Deciphera Pharmaceuticals, Inc. and Travere Therapeutics, Inc. Mr. Squarer holds a B.S. in biochemistry from the University of California, Berkeley, and an M.B.A. from Northwestern University’s Kellogg School of Management.

Christopher Martin, D.Phil. has been a Non-Executive Director of our board of directors since June 2022 and was previously an Executive Director of our board of directors since our formation. From June 2015 until May 2022, he was our Chief Executive Officer. From 2000 to 2013, Dr. Martin was co-founder and Chief Executive Officer of Spirogen, which was acquired by AstraZeneca plc in 2013, at which point he became a member of both MedImmune’s management leadership team and AstraZeneca plc’s senior leaders group. Prior to this acquisition, Dr. Martin led numerous Spirogen collaboration transactions, including agreements with Genentech, Inc. and Seattle Genetics, Inc. He is currently a Non-Executive Chairman of Tokamak Energy Ltd. Dr. Martin holds a B.Sc. in chemical engineering from Aston University, a D.Phil. in engineering science from Oxford University and an M.B.A. from the International Institute for Management Development Lausanne and is a Fellow of the Institution of Chemical Engineers.
Jean-Pierre Bizzari, M.D., has been a Non-Executive Director of our board of directors since June 2022. He is a member of the scientific advisory board of France’s National Cancer Institute and a board member of the European Organisation of Research and Treatment of Cancer. From 2008 to 2015, Dr. Bizzari served as Executive Vice President, Group Head of Clinical Development Oncology at Celgene Corporation. Prior to that, he held various senior clinical development positions at Sanofi S.A., Aventis and Rhône-Poulenc. In addition to our board of directors, Dr. Bizzari also serves as a member of the board of directors of Halozyme Therapeutics, Inc., Oxford BioTherapeutics Limited, NETRIS Pharma SAS and Nordic Nanovector ASA. Dr. Bizzari holds an M.D. from Nice Medical School.
Stephen Evans-Freke, M.A., has been a Non-Executive Director of our board of directors since June 2011. He is the co-founder and Managing General Partner of Auven Therapeutics Management L.L.L.P., Auven Therapeutics Holdings LP and its subsidiaries, of which he serves as Director, including C.T. Group Services Bermuda Ltd., C.T. Group Services America, Inc., C.T. Phinco SARL, A.T. Holdings II SARL, Kiacta SARL, ADC Products Switzerland SARL and ADC Products (UK) Ltd. Mr. Evans-Freke was also the co-founder, Chairman and Chief Executive Officer of Sugen, Inc. until its sale to Pharmacia Corporation. Previously, Mr. Evans-Freke was the President of PaineWebber Development Corporation, Managing Director of Blyth Eastman PaineWebber Inc. and a member of the board of directors of PaineWebber, Inc. In addition, he was the co-founder of CIBUS Global LLC, Fibrogen, Inc. and Royalty Pharma AG. Mr. Evans-Freke is also the Chairman and owner of Castle Freke Farms and Castle Freke Distillery, and is a 75% shareholder in HighCross Health Foods Limited, all located in Ireland. He is the Managing Partner and 50% shareholder of Water Island Development Company and the Chairman of AeroMD Air Ambulance Company, both located in the U.S. Virgin Islands. Mr. Evans-Freke holds an M.A. in law from Cambridge University.

Michael Forer, LL.B., has been Vice Chairman of our board of directors since June 2015. From October 2020 to November 2022, Mr. Forer was our General Counsel, and from May 2016 to May 2020, Mr. Forer was our Chief Financial Officer, and from our formation to 2015, Mr. Forer was our Chief Executive Officer. From 2009 to 2013, Mr. Forer was a board member and Executive Director of Spirogen. Previously, Mr. Forer was the Managing Director for the investment activities of Auven Therapeutics Holdings L.P. and the co-founder and Managing Director of Rosetta Capital Limited, after starting his career at Rothschild Asset Management. Mr. Forer holds a B.A. in economics from the University of Western Ontario, an LL.B. from the University of British Columbia and a Diploma in international business from the University of Copenhagen.
Peter Hug, Ph.D., has been a Non-Executive Director of our board of directors since June 2019. From 1983 to 2018, Dr. Hug served in various positions at F. Hoffmann-La Roche Ltd., including as head of Roche Pharma EEMEA region, head of Roche Pharma Europe region and Executive Vice President of Roche Pharma Partnering. In addition to our board of directors, Dr. Hug also serves as a member of the board of directors of Mundipharma MEA GmbH and at AC BioScience Ltd. Dr. Hug holds a Ph.D. in economics from the University of Basel.
Viviane Monges has been a Non-Executive Director of our board of directors since June 2021. From 2010 to 2017, she served in various senior financial leadership positions at Nestlé S.A., including as Vice President, Finance and Control from 2015 to 2017. Prior to that, Ms. Monges served as Group Chief Financial Officer of Galderma S.A., Global Chief Financial Officer of the OTC Division of Novartis A/G and Chief Financial Officer of the Global Pharma Business Unit at Wyeth Pharmaceuticals Inc. In addition to our board of directors, Ms. Monges serves on the board of directors of Novo Holdings A/S, Pharvaris, EUROAPI and Union Chimique Belge Biopharmaceutical Company S.A. (UCB). She holds a B.A. and an M.B.A. in finance and public administration from the École Supérieure de Commerce de Paris.
Thomas Pfisterer has been a Non-Executive Director of our board of directors since October 2016. Since 2015, Mr. Pfisterer has headed the direct investment activities of the WILD Family Investment Office. From 2011 to 2015, Mr. Pfisterer served as the head of strategic development of WILD Flavors GmbH, where he directed the company’s global M&A activities. Previously, Mr. Pfisterer also worked in the investment banking division of Morgan Stanley Bank AG. In addition to our board of directors, Mr. Pfisterer also serves as a member of the

Annual Report	79

board of directors of Sermonix Pharmaceuticals Inc., InSphero AG, Bloom Diagnostics AG and Imvax Inc. Mr. Pfisterer holds a B.A. in economics and a B.A. in business administration from the University of St. Gallen and an M.Phil. in finance from Cambridge University.
Tyrell J. Rivers, Ph.D., has been a Non-Executive Director of our board of directors since June 2018. Since 2014, Dr. Rivers has been an Executive Director within AstraZeneca’s Corporate Development Group. From 2009 to 2014, Dr. Rivers was at MedImmune Ventures specializing in biotechnology investing. In addition to our board of directors, Dr. Rivers also serves as a member of the board of directors of BioHealth Innovation, Cerapedics, Inc., Goldfinch Bio, Inc. and VaxEquity, Ltd. Dr. Rivers holds a B.S. in chemical engineering from the Massachusetts Institute of Technology, an M.S. in engineering from the University of Texas at Austin, an M.B.A. from New York University Stern School of Business and a Ph.D. in chemical engineering from the University of Texas at Austin.
Victor Sandor, M.D. C.M., has been a Non-Executive Director of our board of directors since April 2020. From 2014 to its acquisition by Pfizer, Inc. in August 2019, he served as the Chief Medical Officer at Array BioPharma Inc. Previously, Dr. Sandor served in various senior positions at Incyte Corporation, including as Senior Vice President of Global Clinical Development, at Biogen Idec, including as Vice President and Chief Medical Officer for Oncology, and at AstraZeneca plc. In addition to our board of directors, Dr. Sandor also serves as a member of the board of directors of Merus N.V., Prelude Therapeutics Inc., Istari Oncology, Inc. and Kymera Therapeutics. Dr. Sandor holds a M.D. C.M from McGill University and completed a Fellowship in Medical Oncology at the National Cancer Institute in Bethesda Maryland.
Jacques Theurillat, LL.B., has been a Non-Executive Director of our board of directors since July 2015. Since 2016, he has been a partner at the Sofinnova Crossover Fund. From 2008 to 2015, Mr. Theurillat served as the Chief Executive Officer of Ares Life Sciences AG. Previously, Mr. Theurillat was the Chief Financial Officer and Deputy CEO of Serono S.A. In addition to our board of directors, Mr. Theurillat also serves as a member of the board of directors of Mundipharma Ltd. Mr. Theurillat holds an LL.B. from both Madrid University and Geneva University, an M.B.A. from Centro Estudios Financieros and a Swiss federal diploma in tax.
Relationships
There are no family relationships between any of our directors or executive officers.
Compensation
Compensation of Directors and Executive Officers

For the year ended December 31, 2022, the aggregate compensation accrued and paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was USD 12.6 million. During the year ended December 31, 2022, the total fair value of stock options and non-vested share awards (restricted shares and restricted share units) granted to directors and executive officers was USD 33.5 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to USD 0.5 million in the year ended December 31, 2022. We are required to provide additional information regarding the compensation of our directors and executive officers under Swiss law.

Equity Incentive Plans
2019 Equity Incentive Plan
The purpose of the 2019 Equity Incentive Plan is to motivate and reward performance of our employees, directors, consultants and advisors and further the best interests of the Company and our shareholders.
Plan Administration. The 2019 Equity Incentive Plan is administered by the compensation committee of our board of directors, subject to the board of directors’ discretion to administer or appoint another committee to administer it.
Eligible Participants. The administrator is able to offer equity awards at its discretion under the 2019 Equity Incentive Plan to: (1) any employees of us or any of our subsidiaries; (2) any non-employee directors serving on our board of directors; and (3) any consultants or other advisors to us or any of our subsidiaries. The administrator of the plan may determine that an award for the benefit of a non-employee director will be granted to an affiliate of such director, but only to the extent consistent with the registration of shares offered under the plan on Form S-8 under the Securities Act.
Awards. The maximum number of common shares in respect of which awards may be granted under the 2019 Equity Incentive Plan is 17,741,355 common shares (including share-based equity awards granted to date, less awards forfeited), subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the plan. Equity incentive awards under the 2019 Equity Incentive Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards but not “incentive stock options” for purposes of U.S. tax laws. Options and share appreciation rights will have an exercise price determined by the administrator but will not be less than fair market value of the underlying common shares on the date of grant.

Annual Report	80

Vesting. The vesting conditions for grants under the equity incentive awards under the 2019 Equity Incentive Plan are set forth in the applicable award documentation.
Termination of Service and Change in Control. In the event of a participant’s termination of employment, the compensation committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of our termination of a participant’s employment without cause or a participant’s resignation for good reason (as defined in the 2019 Equity Incentive Plan) upon or within 18 months following a change in control of the company (as defined in the 2019 Equity Incentive Plan), any awards outstanding to the participant (unless otherwise provided in the award agreement) will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In the event of a change in control that involves a merger, acquisition or other corporate transaction, any outstanding award not assumed, substituted, replaced or continued in connection with the transaction will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In connection with a change of control of the Company, the compensation committee may, in its discretion, take any one or more of the following actions with respect to outstanding awards: (i) cancel any such award, in exchange for a payment in cash, securities or other property or any combination thereof with a value equal to the value of such award based on the per share value of common shares received or to be received by other shareholders in the event (or without payment of consideration if the committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant’s rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to (a) such awards and in the terms and conditions of such awards in order to prevent the dilution or enlargement of benefits intended to be made available under the 2019 Equity Plan and (b) awards that may be granted in the future; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.
Termination and Amendment. Unless terminated earlier, the 2019 Equity Incentive Plan will continue for a term of ten years. Our board of directors has the authority to amend or terminate the 2019 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of the recipient of any options unless agreed to by the recipient.
During the year ended December 31, 2022, we have granted to members of our board of directors and to our executive officers, in the aggregate, the right to acquire 3,593,928 common shares at a weighted-average price of USD 8.63 per common share and have granted RSUs of 1,676,042 at a weighted-average grant date fair value of USD 8.10 under the 2019 Equity Incentive Plan. The expiration dates for these awards extend through 2032. On March 7, 2022, we issued our annual equity award and granted to certain of our board of directors and executive officers, in the aggregate, options to purchase 828,500 common shares at a weighted price of USD 14.00 and 142,967 RSUs at a weighted average grant date fair value of USD 14.00. On May 11, 2022, the Company issued a special retention award to select executive officers, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,298,700 RSU’s at a weighted average grant date fair value of USD 6.93. Options generally vest 25% on the first anniversary of the date of grant, and thereafter for three-years, evenly on a monthly basis. The restricted share units generally vest ratably over a three-year period, subject to the executive officer’s continued employment with us, and any unvested RSUs will be forfeited should the executive officer terminate his or her employment with us.

Employee Stock Purchase Plan

In June 2022, the Company adopted the 2022 ESPP, which was approved by shareholders at the Company's 2022 Annual General Meeting. The Company has 782,700 common shares reserved and available for the future issuance. The number of shares available for grant and issuance under the 2022 ESPP will increase on January 1st of each of the first ten calendar years during the term of the 2022 ESPP by the number of shares equal to 1% of the shares outstanding as of the immediately preceding December 31st, or lesser number as may be determined by the Board. The aggregate number of shares that may be issued under the 2022 ESPP Plan is equal to 1% of the ordinary share capital of the Company.

The 2022 ESPP allows eligible employees to purchase designated shares of the Company's common shares at a discount, over a series of offering periods through accumulated payroll deductions. No offering period may be longer than 27 months. The purchase price for shares purchased under the 2022 ESPP during any given purchase period will be 85% of the lesser of the market price of the Company’s common shares on (i) the offering date or (ii) the purchase date.

Annual Report	81

Employment Agreements
We have entered into employment agreements with certain of our executive officers. Each of these agreements provides for an initial salary and annual bonus opportunity, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination, from two to 12 months, and in some cases provide for paid garden leave. Some of our executive officers have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination. We may be required to pay some of our executive officers compensation for their covenant not to compete with us following termination.
Board Practices
Board Composition

Our board of directors is composed of 12 members. Each director is elected for a one-year term. The current members of our board of directors were elected at our shareholders’ meeting on June 30, 2022, to serve until our annual general meeting of shareholders in 2023.
Board Practices
We are a foreign private issuer under the rules of the SEC. As a result, in accordance with the NYSE listing standards, we rely on home country governance requirements and certain exemptions thereunder rather than on NYSE corporate governance requirements, including the requirements. For an overview of our corporate governance principles, see “Additional Information—Memorandum and Articles of Association.”
Board Meetings
Our board of directors held eight meetings in 2022.
Director Independence
Our board of directors has affirmatively determined that each of Jean-Pierre Bizzari, Peter Hug, Viviane Monges, Thomas Pfisterer, Tyrell J. Rivers, Victor Sandor, Stephen Evans-Freke and Jacques Theurillat is an independent director within the meaning of NYSE standards.
Diversity
Our board of directors value diversity among its members. Our nomination and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. As of the date of this Annual Report, our board of directors includes 11 male directors and 1 female director.
Committees of the Board of Directors
Our board of directors has established four separate committees: an audit committee, a compensation committee, a nomination and corporate governance committee and a science and technology committee.
Audit Committee
The audit committee, which consists of Viviane Monges (chair) and Jacques Theurillat, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee consists exclusively of members of our board of directors who are financially literate, and each of Vivian Monges and Jacques Theurillat is considered an “audit committee financial expert” as defined by the SEC. Our audit committee complies with Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that all members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
The audit committee is governed by a charter that complies with the NYSE listing standards that apply to us. The audit committee has the responsibility to, among other things:
•pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the independent auditor pursuant to pre-approval policies and procedures;
•evaluate the independent auditor’s qualifications, performance and independence, and present its conclusions with respect to the independent auditor to the board of directors on at least an annual basis;

Annual Report	82

•confirm and evaluate the rotation of the audit partners on the audit engagement team as required by law;
•at least annually, review management’s plans with respect to the responsibilities, budget and staffing of the internal audit function and its plans for the implementation of the internal audit function, if any;
•review and discuss with management and the independent auditor the annual audited consolidated and stand-alone financial statements and unaudited quarterly financial statements;
•review with management, personnel responsible for the design and implementation of the internal audit function and the independent auditor (i) any analyses or other written communications prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, (ii) the Company’s critical accounting policies and practices, (iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet transactions and structures, on the Company’s financial statements and (iv) any major issues regarding accounting principles and financial statement presentations;
•review the type and presentation of information included in the earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and may review earnings press releases prior to public dissemination;
•in conjunction with the chief executive officer and chief financial officer, review disclosure controls and procedures and internal control over financial reporting;
•review policies and practices with respect to risk assessment and risk management; and
•review any major litigation or investigations against the Company that may have a material impact on the Company’s financial statements.
The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event meets at least four times per year.
Compensation Committee
The compensation committee, which consists of Peter Hug (chair), Stephen Evans-Freke and Thomas Pfisterer, supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of the board of directors and the executive officers. The compensation committee may submit proposals to the board of directors on other compensation-related matters. Swiss law requires that we have a compensation committee, so in accordance with NYSE listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the compensation committee are elected by our annual general meeting of shareholders. The board of directors appoints the chair of the compensation committee and fills any vacancies until the following annual general meeting of shareholders.
The compensation committee has the responsibility to, among other things:
•regularly review and make recommendations to the board of directors regarding our compensation and benefits strategy and guidelines;
•prepare the proposals to the shareholders’ meeting regarding the compensation of the members of the board of directors and the executive committee;
•regularly review and make recommendations to the board of directors regarding the compensation of the members of the board of directors and of the executive committee;
•review and approve the recommendation of our chief executive officer regarding the fixed and variable compensation, including incentive plan participation and benefits, of the members of the management team other than members of the executive committee;
•review and make recommendations to the board of directors regarding our compensation and benefits plans (cash and/or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans;
•to the extent not delegated by the compensation committee to a different body or a third party, administer our compensation and benefits plans (other than equity-based plans);

Annual Report	83

•review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us; and
•discharge any other tasks allocated or delegated to it by the board of directors.
Nomination and Corporate Governance Committee
The nomination and corporate governance committee, which consists of Jean-Pierre Bizzari and Viviane Monges, is responsible for director and board committee nominations, succession planning, performance evaluation and reviewing and amending, if required, our corporate governance framework and guidelines. The members of the nomination and corporate governance committee and its chair are appointed by our board of directors.
The nomination and corporate governance committee has the responsibility to, among other things:
•determine selection criteria for the succession of the members of the board of directors and board committees, our chief executive officer, our chief financial officer and our executive vice president, and establish such succession planning (including for the event of the incapacitation, retirement or removal of such individuals) by making recommendations to the board of directors;
•oversee searches and identify qualified individuals for membership on the board of directors and for the position of chief executive officer;
•recommend individuals for membership on the board of directors and board committees and for the position of chief executive officer;
•at least annually, prepare the board of directors’ assessment of the performance of the board of directors and board committees and of our chief executive officer and review the recommendations of the other board committees based on their evaluation of their own performance;
•review the recommendations of the other board committees based on their self-evaluations and discuss its self-evaluation with the board of directors;
•monitor and assess developments and trends in corporate governance to the extent that these do not have an impact on the activities and tasks of the audit committee or the compensation committee;
•review proposals to be made to the board of directors for the amendment of our amended and restated articles of association, our organizational regulations, any other rules or regulations and the Code of Conduct;
•periodically review and reassess the adequacy of the Code of Conduct and recommend any proposed changes to the board of directors;
•periodically review and assess the adequacy of the charter of the nomination and corporate governance committee and recommend any proposed changes to the board of directors for approval;
•if it deems advisable, develop and recommend to the board of directors corporate governance guidelines for the Company, and, if such guidelines are adopted, periodically review and reassess the adequacy of such guidelines, consider any requests for waivers of such guidelines and make recommendations to the board of directors regarding amendments and requests for waivers; and
•oversee compliance with the Code of Conduct and report on such compliance to the board of directors.

Science and Technology Committee
The science and technology committee, which consists of Christopher Martin (Chair), Jean-Pierre Bizzari, Tyrell J. Rivers and Victor Sandor is responsible for reviewing and making recommendations to the board of directors regarding our research and development activities, strategies, programs and objectives. The members of the science and technology committee and its chair are appointed by our board of directors.
The science and technology committee has the responsibility to, among other things:
• review and make recommendations to the board of directors regarding our preclinical and clinical research and development activities, including related CMC activities;
• review and make recommendations to the board of directors regarding preclinical and clinical research and development strategies;
• review and make recommendations to the board of directors regarding our preclinical and clinical research guidelines;

Annual Report	84

• provide strategic advice to the board of directors regarding emerging science and technology issues and trends;
• examine periodically our measures to keep the research and development personnel motivated, productive and entrepreneurially oriented;
• ensure, through regular review and consultation with the Chief Executive Officer and his team, that appropriate research and development objectives are in place that are aligned with our overall research and development strategy, and that progress against these objectives is being appropriately assessed; and
• ensure that appropriate market potential assessments are being conducted.
Employees

As of December 31, 2022, we had 317 employees, 165 of whom have an advanced academic degree (Diploma/Master, D.Phil., Ph.D., M.D.). As of December 31, 2022, 233 of our employees were located in the United States, 56 in the United Kingdom and 28 in Switzerland. We are not subject to collective bargaining agreements or similar labor contracts and do not have a workers’ council. We believe that our relationship with our employees is good. We provide competitive compensation and benefits to our employees, actively promote diversity and inclusion among our workforce, and strive to maintain a safe and healthy workplace for our employees. We describe these efforts, among other topics, in our Environmental, Social & Governance Report, which is available on our website. Neither the Environment, Social & Governance Report nor our website is incorporated by reference into this Annual Report.

Share Ownership
See “Major Shareholders and Related Party Transactions—Major shareholders.”

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The following table presents information relating to the beneficial ownership of our common shares as of February 1, 2023:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
•each of our executive officers and directors; and
•all executive officers and directors as a group.
The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days from February 1, 2023 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power.
The percentage of outstanding common shares beneficially owned is computed based on 80,642,527 common shares outstanding as of February 1, 2023, except that ownership has been updated to reflect the public offering of 12,000,000 common shares by A.T. Holdings II Sàrl on February 2, 2023. Common shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.

Annual Report	85

Principal Shareholders	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
5% Shareholders
Redmile Group LLC (1)	13,565,249	16.8%
Entities affiliated with Dr. Hans-Peter Wild (2)	9,773,688	12.1%
Entities affiliated with Auven Therapeutics GP Ltd. (3)	6,327,423	7.8%
FMR LLC (4)	4,653,453	5.8%
Executive Officers and Directors
Jean-Pierre Bizzari	—	*
Jose “Pepe” Carmona	—	*
Stephen Evans-Freke (5)	6,351,972	7.9%
Michael Forer (6)	858,456	1.1%
David Gilman	—	*
Peter Graham	—	*
Kristen Harrington-Smith	—	*
Peter Hug	87,466	*
Ameet Mallik	—	*
Christopher Martin (7)	1,968,743	2.4%
Viviane Monges	28,044	*
Michael Mulkerrin	88,537	*
Thomas Pfisterer	570,822	*
Kimberly Pope	208,424	*
Tyrell J. Rivers (8)	—	*
Susan Romanus	57,426	*
Victor Sandor	32,879	*
Ron Squarer (9)	1,506,898	1.9%
Jacques Theurillat	123,751	*
Patrick van Berkel (10)	623,467	*
Mohamed Zaki	—	*
All executive officers and directors as a group (21 persons)	12,506,885	15.5%
____________________
*Less than 1% of our total outstanding common shares.

(1)This information is based on a Schedule 13G/A filed with the SEC on February 10, 2023 by Redmile Group, LLC and Jeremy C. Green, which reported shared power to vote with respect to 13,565,249 common shares and shared power of disposition with respect to 13,565,249 common shares. The common shares are owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts, as well as by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The business address of each of Redmile Group, LLC and Mr. Green is One Letterman Drive, Building D, Suite D3-300, The Presidio of San Francisco, San Francisco, California 94129.
(2)The principal business of HPWH TH AG (“HPWH”) is holding investment rights in, directly or indirectly, ADC Therapeutics. HP WILD Holding AG (“HPW Holding”) is an intermediary holding company. Dr. Hans-Peter Wild is the chairman of HPWH and HPW Holding. Thomas Pfisterer is a board member of HPWH and an investment manager. By reason of a stockholders’ agreement by and among Mr. Pfisterer and HPW Holding and their joint indirect minority equity interest in HPWH via their joint ownership of HPWH MH AG (“MH”), which owns a 12.5% interest in HPWH, Mr. Pfisterer may be deemed to have shared voting and investment power with respect to such shares held of record by HPWH. However, Mr. Pfisterer disclaims beneficial ownership of all common shares held of record by HPWH other than the shares indirectly represented by his 41.7% interest in MH. The business address of each of HPWH, HPW Holding, Dr. Wild and Mr. Pfisterer is HPWH is Neugasse 22, 6300 Zug, Switzerland.

(3)C.T. Phinco Sàrl (“C.T. Phinco”) may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by A.T. Holdings II Sàrl (“A.T. Holdings II”) as the Sole Member of A.T. Holdings II. Auven Therapeutics Holdings L.P. (“Auven Therapeutics”) may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by A.T. Holdings II as the Sole Member of C.T. Phinco. Auven Therapeutics General L.P. (“Auven Therapeutics General”) may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics. Auven Therapeutics GP Ltd. (“Auven Therapeutics GP”) may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics General. Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by A.T. Holdings II as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics. A.T. Holdings II may be deemed to have voting and investment power over and thus beneficial ownership of the 2,228,085 common shares beneficially owned by ADC Products Switzerland Sàrl (“ADC Products”) as the 73.77% control person of ADC Products. C.T. Phinco may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by ADC Products as the Sole Member of A.T. Holdings II. Auven Therapeutics may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by ADC Products as the Sole Member of C.T. Phinco. Auven Therapeutics General may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by ADC Products as the general partner of Auven Therapeutics. Auven Therapeutics GP may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by ADC Products as the general partner of Auven Therapeutics General. Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power

Annual Report	86

over and thus beneficial ownership of the common shares beneficially owned by ADC Products as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics. All common shares held by A.T. Holdings have been pledged pursuant to lending arrangements. The address of each of A.T. Holdings and ADC Products is Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland. The address of C.T. Phinco is 6 Rue Eugene Ruppert, L-2453 Luxembourg, Luxembourg. The address of Auven Therapeutics, Auven Therapeutics General and Auven Therapeutics GP is Ritter House, P.O. Box 4041, Wickhams Cay II, Road Town, Tortola, BVI VG1110. The business address of Mr. Corr and Mr. Evans-Freke is 6501 Redhook Plaza, Suite 201, St. Thomas, U.S. Virgin Islands 00802.
(4)This information is based on a Schedule 13G/A filed with the SEC on February 9, 2023 by FMR LLC, which reported sole power to vote with respect to 4,629,165 common shares and sole power of disposition with respect to 4,653,453 common shares. All common shares are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates and other companies. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company LLC, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(5)Includes 3,500 shares held by Mr. Evans-Freke. As described in footnote (3), the sole shareholders of Auven Therapeutics GP Ltd., Mr. Corr and Mr. Evans-Freke, may be deemed to have shared voting and investment power with respect to the common shares held by entities affiliated with Auven Therapeutics GP Ltd.
(6)Does not include common shares held by Dune Capital Inc., a company which is wholly-owned by a trust whose beneficiaries include Mr. Forer and his family. Mr. Forer does not exercise investment or voting control over the trust, and therefore such shares do not appear in the table above.
(7)Includes 981,745 shares held by Dr. Martin’s spouse and 517,575 shares held by a family trust in which Dr. Martin, his spouse and certain of his other family members are beneficiaries and for which Dr. Martin and his spouse serve as protectors with the ability to appoint and remove the trustee.
(8)Mr. Rivers, an executive director within AstraZeneca’s corporate development group, disclaims beneficial ownership with respect to the 4,011,215 common shares held of record by AstraZeneca.
(9)Includes 159,026 shares held by a trust in which Mr. Squarer serves as a settlor and trustee.
(10)Consists of common shares held by Dr. van Berkel and by Betulamab B.V., a Dutch private limited liability company of which Dr. van Berkel is beneficial owner. The registered office address of Betulamab B.V. is Neerdyck 3, 3601 CZ Maarssen, The Netherlands.
Holders

As of February 27, 2023, we had 127 shareholders of record of our common shares. We estimate that as of January 31, 2023, approximately 62% of our outstanding common shares are held by 108 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders
We have experienced significant changes in the percentage ownership held by major shareholders in the past three years. Prior to our initial public offering, our principal shareholders were entities affiliated with Auven Therapeutics GP Ltd., AstraZeneca UK Limited and HPWH TH AG, which held common shares representing 41.0%, 6.7% and 10.6% of our outstanding common shares. As of February 1, 2023, to our knowledge, Auven Therapeutics GP Ltd. and HPWH TH AG held common shares representing 7.8% and 12.1% of our common shares outstanding, respectively. Redmile Group LLC held common shares representing 16.8%, while AstraZeneca UK Limited held common shares representing less than 5% of our common shares outstanding.

Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2022 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Directors, Senior Management and Employees.”

Indemnification Agreements
We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements and our amended and restated articles of association require us to indemnify our executive officers and directors to the fullest extent permitted by law.
Auven Letter and 365-Day Lockup Agreement

On February 2, 2023, we entered into a letter agreement (the “Auven Agreement”) with A.T. Holdings II Sàrl (“A.T. Holdings II”), pursuant to which we agreed to assist A.T. Holdings II effect the registration under the Securities Act of 1933, as amended (the “Securities

Annual Report	87

Act”), of at least 12,000,000 common shares held by it and to facilitate the potential public offering of such common shares. No other registration rights has been granted to A.T. Holdings II for any other shares. The public offering contemplated by the Auven Agreement occurred on February 2, 2023.

In consideration for our assistance, A.T. Holdings II agreed that, without our prior written consent, until February 2, 2024, it will not, and will not publicly disclose an intention to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any other securities convertible into or exercisable or exchangeable for our common shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares. The foregoing restrictions do not apply to any transfers or dispositions to affiliates (provided that such recipient enters into a customary lock-up agreement with us), any transfers or dispositions to partners, members, stockholders or other equity holders or those of a subsidiary (provided that such recipient is not the lockup party or an affiliate of the lockup party and such recipient enters into a customary lock-up agreement with us), sales in the public offering described above, pledges to Oaktree Fund Administration, LLC (“Oaktree”) pursuant to debt agreements and any transfers to Oaktree upon foreclosure, and transfers in connection with a change-of-control transaction. We, in our sole discretion, may release the common shares and other securities subject to the foregoing restrictions in whole or in part at any time. In addition, A.T. Holdings II has agreed that, if during the restricted period we launch and close an underwritten equity primary financing resulting at least USD 50 million net proceeds (after underwriting discount and commission), it will enter into a customary 90-day lockup agreement with the underwriters of such offering. A.T. Holdings II reimbursed us for certain expenses incurred in connection with the registration and public offering of the common shares. We and A.T. Holdings II agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Related Person Transaction Policy
We have adopted a related person transaction policy, which states that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.
FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
Financial Statements

See “Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

Legal Proceedings
From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.
Dividends and Dividend Policy
We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the Loan Agreement limits our ability to pay dividends. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.
Under Swiss law, any dividend must be approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors to the shareholders conforms to Swiss statutory law and our amended and restated articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits from the previous business year (bénéfice de l’exercice) or brought forward from previous business years (report des bénéfices) or if it has distributable reserves (réserves à libre disposition), each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as free reserves (réserves libres) or as reserves

Annual Report	88

from capital contributions (apports de capital). Distributions out of share capital, which is the aggregate par value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Additional Information—Memorandum and Articles of Association.”
Significant Changes
A discussion of the significant changes in our business can be found under “Information on the Company—B. Business Overview.”
ADDITIONAL INFORMATION

Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
Additionally, pursuant to Swiss law, any shareholder of record has the right to receive a free copy of this Annual Report and to inspect this Annual Report at any time at our registered office in Lausanne, Canton of Vaud, Switzerland.
We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.adctherapeutics.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report.
CONTROLS AND PROCEDURES
Conduct of a Risk Assessment

We strive to continuously identify, assess, and mitigate financial and other risks when conducting and managing our business. The responsibility of risk assessment and management is allocated to the Board of irectors, Audit Committee and management. See “Directors, Senior Management and Employees—Board Practices” and note 5, “Financial Risk Management” contained in the Consolidated IFRS Financial Statements for the year ended December 31, 2022.
Code of Ethics
We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website www.adctherapeutics.com. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F. For the year ended December 31, 2022, we did not grant any waivers of the Code of Conduct.
Principal Accountant Fees and Services

	For the Years Ended December 31,
in USD thousands	2022	2021
Audit fees	1,264	1,229
Tax fees	157	101
Audit-related fees	14	5
Total Fees	1,435	1,335
For the years ended December 31, 2022 and 2021, PricewaterhouseCoopers SA was the Company’s auditor for the IFRS and statutory accounts.
Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services that can be provided only by the external auditor such as reviews of quarterly financial results and review of our securities offering documents.
Tax fees are fees billed for professional services for tax compliance and tax advice.

Annual Report	89

Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.

Annual Report	90

Report from the Auditor on the
Consolidated IFRS Financial Statements

Annual Report	91

ADC Therapeutics SA Epalinges Report of the statutory auditor to the General Meeting on the consolidated financial statements 2022

Annual Report	92

Report of the statutory auditor
to the General Meeting of ADC Therapeutics SA
Epalinges
Report on the audit of the consolidated financial statements
Opinion
We have audited the consolidated financial statements of ADC Therapeutics SA and its subsidiaries (the Group), which comprise the consolidated balance sheet as at 31 December 2022, and the consolidated statement of operation, consolidated statement of comprehensive (loss), consolidated statement of changes in equity, consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.
In our opinion, the consolidated financial statements (pages 100 to 162) give a true and fair view of the consolidated financial position of the Group as at 31 December 2022 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.
Basis for opinion
We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the consolidated financial statements' section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Our audit approach

Overview	Overall Group materiality: USD 7,733 thousand
We conducted full scope audit procedures on the Swiss and US entities. Those audit procedures addressed 96% of the Group's total operating expenses and 97% of the Group’s total assets.
As key audit matter the following area of focus has been identified:
•Royalty purchase agreement with HealthCare Royalty Partners - Deferred royalty obligation accretion of the liability
•Product revenue - Gross-to-net sales adjustments (GTN)

Annual Report	93

Materiality
The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.
Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	USD 7,733 thousand
Benchmark applied	Loss before taxes
Rationale for the materiality benchmark applied	We chose loss before taxes as the benchmark because, in our view, it is the benchmark against which the performance of the Group is most commonly measured, and it is a generally accepted benchmark.
We agreed with the Audit Committee that we would report to them misstatements above USD 773 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.
Audit scope
We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.
The Group is a fully-integrated commercial-stage oncology-focused biotechnology group headquartered in Lausanne, Switzerland, which maintains research and development laboratories in London, clinical development operations in New Jersey and in Lausanne, commercial operations in New Jersey and CMC operations in the San Francisco Bay Area. The Group’s financial statements are a consolidation of three reporting units in the US, in the UK and in the Netherlands and the US reporting unit was audited by the Group engagement team.
Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Annual Report	94

Royalty purchase agreement with HealthCare Royalty Partners - Deferred royalty obligation accretion of the liability

Key audit matter	How our audit addressed the key audit matter
As described in Notes 3.14, 6 and 27 to the Consolidated financial statements, on August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HealthCare Royalty Management, LLC (HCR) for up to USD 325.0 million. The Company’s aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement (USD 562.5 million as of December 31, 2022), or at 2.25 times the amount paid by HCR under the agreement (USD 506.3 million as of December 31, 2022) if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate. The Company has evaluated the terms of the royalty purchase agreement and concluded that the features of the investment amount are similar to those of a debt instrument. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimate the timing of such payments to HCR based on the Company's revenue projections. The Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an effective interest rate of 10%. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment. The significant assumptions used to estimate the HCR deferred royalty obligation accretion of the liability include the revenue projections and timing of payments.
The principal considerations for our determination that performing procedures relating to the Royalty purchase agreement with HealthCare Royalty Partners – Deferred royalty obligation accretion of the liability is a key audit matter are the significant judgment by management when determining the value of the deferred royalty obligation liability. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the determination of the deferred royalty obligation and management’s assumptions related to the revenue projections used to determine the expected cash outflows through the Monte Carlo simulation model. In addition, the audit effort involved the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the accretion of the liability. These procedures also include, among others, (i) reviewing the reasonableness of the timing of the future royalty payments entering in the calculation of the deferred royalty obligation liability, (ii) the involvement of professionals with specialized skill and knowledge to assist in reviewing the revenue projections as well as reviewing the reasonableness of the valuation model used to determine the carrying value of the total amount of future royalty payments. Evaluating management’s assumptions related to the deferred royalty obligation liability also involved testing the completeness and accuracy of inputs provided by management and evaluating management’s assumptions based on external market and industry data.

Annual Report	95

Product revenue - Gross-to-net sales adjustments (GTN)
Key audit matter	How our audit addressed the key audit matter
As described in Notes 3.18, 6 and 7 to the consolidated financial statements, the Company began generating revenue from the sale of ZYNLONTA in the U.S. in 2021 following FDA accelerated regulatory and marketing approval. Revenue from the sale of products is recognized in a manner that depicts the transfer of those promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods. Revenue is also reduced for gross-to-net (“GTN”) sales adjustments, which include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. The significant assumptions used to estimate GTN sales adjustments include historical experience and drug product analogs in the absence of Company experience.
The principal considerations for our determination that performing procedures relating to the Product revenue – Gross-to-net (GTN) sales adjustments is a key audit matter are the significant judgment by management when determining the GTN sales adjustments. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the GTN sales adjustments and management’s assumptions related to historical experience and drug product analogs in the absence of Company experience included in the determination of the GTN sales adjustments.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s review of GTN sales adjustments. These procedures also included, among others, (i) testing management’s process for developing the estimates; and (ii) testing chargebacks settlements and performing retrospective reviews on initial estimates. Evaluating management’s assumptions related to the GTN sales adjustments also involved testing the completeness and accuracy of inputs provided by management and evaluating management’s assumptions based on historical experience, external market, and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit.
Other information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Board of Directors' responsibilities for the consolidated financial statements
The Board of Directors is responsible for the preparation of the consolidated financial statements, which give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Annual Report	96

Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with Swiss law, ISAs and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Annual Report	97

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.
We recommend that the consolidated financial statements submitted to you be approved.
PricewaterhouseCoopers SA

/s/ Luc Schulthess	/s/ Alex Fuhrer
Licensed audit expert Auditor in charge	Licensed audit expert

Lausanne, 15 March 2023

Annual Report	98

Consolidated IFRS Financial Statements
for the Year Ended December 31, 2022

Annual Report	99

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF OPERATION
(in KUSD)

		For the Years Ended December 31,
	Note	2022	2021	2020
Product revenues, net	7	74,908	33,917	—
License revenue	7	135,000	—	—
Total revenue		209,908	33,917	—
Operating expense
Cost of product sales	9	(4,579)	(1,393)	—
Research and development expenses	9	(187,898)	(158,002)	(142,032)
Selling and marketing expenses	9	(69,052)	(64,780)	(22,101)
General and administrative expenses	9	(72,006)	(71,462)	(55,130)
Total operating expense		(333,535)	(295,637)	(219,263)
Loss from operations		(123,627)	(261,720)	(219,263)

Other income (expense)
Financial income	27	17,970	66	832
Financial expense	16, 23, 24, 27	(36,924)	(18,340)	(4,926)
Non-operating (expense) income	10	(12,080)	28,489	(22,606)
Total other (expense) income		(31,034)	10,215	(26,700)
Loss before taxes		(154,661)	(251,505)	(245,963)
Income tax (expense) benefit	11	(1,139)	21,479	(327)
Net loss		(155,800)	(230,026)	(246,290)

Net loss attributable to:
Owners of the parent		(155,800)	(230,026)	(246,290)

Net loss per share
Net loss per share, basic and diluted	32	(1.99)	(3.00)	(3.77)

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report	100

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)
(in KUSD)

		For the Years Ended December 31,
	Note	2022	2021	2020
Net loss		(155,800)	(230,026)	(246,290)

Other comprehensive loss:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plan	22	3,715	(587)	(305)
Total items that will not be reclassified to profit or loss		3,715	(587)	(305)
Items that may be reclassified to profit or loss
Currency translation differences		(539)	(62)	176
Total items that may be reclassified to profit or loss		(539)	(62)	176

Other comprehensive loss		3,176	(649)	(129)

Total comprehensive loss		(152,624)	(230,675)	(246,419)

Attributable to:
Owners of the parent		(152,624)	(230,675)	(246,419)
The accompanying notes are an integral part of these consolidated financial statements.

Annual Report	101

ADC Therapeutics SA, Epalinges
CONSOLIDATED BALANCE SHEET
(in KUSD)

		As of December 31,
	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents	5.1, 19b	326,441	466,544
Accounts receivable, net	3.4	72,971	30,218
Inventory	14	18,564	11,122
Other current assets	12	28,039	17,298
Total current assets		446,015	525,182
Non-current assets
Property, plant and equipment	15	3,261	4,066
Right-of-use assets	16	6,720	7,164
Intangible assets	17	14,360	13,582
Interest in joint venture	18	31,152	41,236
Deferred tax asset	20	26,757	26,049
Other long-term assets		903	693
Total non-current assets		83,153	92,790

Total assets		529,168	617,972

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		12,351	12,080
Other current liabilities	21	73,035	50,497
Lease liabilities, short-term	16	1,097	1,029
Current income tax payable		—	3,754
Senior secured term loans, short-term	23	12,474	—
Convertible loans, short-term	24	—	6,575
Total current liabilities		98,957	73,935
Non-current liabilities
Senior secured term loans, long-term	23	97,240	—
Convertible loans, long-term	24	—	87,153
Convertible loans, derivatives	24	—	37,947
Warrant obligations	23, 25	1,788	—
Deferred royalty obligation, long-term	27	212,353	218,664
Deferred gain of joint venture	18	23,539	23,539
Lease liabilities, long-term	16	6,564	6,994
Defined benefit pension liabilities	22	—	3,652
Total non-current liabilities		341,484	377,949

Total liabilities		440,441	451,884

Equity attributable to owners of the parent
Share capital	28	7,312	6,445
Share premium	28	1,007,452	981,827
Treasury shares	28	(679)	(128)
Other reserves	22, 26	155,683	102,646
Cumulative translation adjustments		(356)	183
Accumulated losses		(1,080,685)	(924,885)
Total equity attributable to owners of the parent		88,727	166,088

Total liabilities and equity		529,168	617,972
The accompanying notes are an integral part of these consolidated financial statements.

Annual Report	102

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in KUSD)

	Note	Share capital	Share premium	Other reserves	Treasury shares	Cumulative translation adjustment	Accumulated losses	Total
January 1, 2020		4,361	549,922	5,473	(100)	69	(448,569)	111,156

Loss for the period		—	—	—	—	—	(246,290)	(246,290)

Remeasurement of defined benefit pension	22	—	—	(305)	—	—	—	(305)
Translation adjustment		—	—	—	—	176	—	176
Total other comprehensive (loss) income		—	—	(305)	—	176	—	(129)

Total comprehensive (loss) income for the year		—	—	(305)	—	176	(246,290)	(246,419)

Shares surrendered to redeem share purchase plan promissory notes	26, 28	—	11,208	—	(11,208)	—	—	—
Issuance of shares through capitalization of reserves	28	393	(393)	—	—	—	—	—
Issuance of shares to be held as treasury shares	28	34	—	—	(34)	—	—	—
Grant of shares to settle 2014 incentive plan awards	26, 28	—	(29)	—	29	—	—	—
Issuance of shares at initial public offering	28	1,007	231,661	—	—	—	—	232,668
Sale of shares under greenshoe option	28	—	23,591	—	11,309	—	—	34,900
Transaction costs, initial public offering and greenshoe option	28	—	(23,355)	—	—	—	—	(23,355)
Issuance of shares at follow-on offering	28	519	203,481	—	—	—	—	204,000
Transaction costs, follow-on offering	28	—	(15,084)	—	—	—	—	(15,084)
Exercise of options	28	—	54	—	—	—	—	54
Share-based compensation expense	26	—	—	37,585	—	—	—	37,585
Total transactions with owners		1,953	431,134	37,585	96	—	—	470,768

December 31, 2020		6,314	981,056	42,753	(4)	245	(694,859)	335,505

Loss for the period		—	—	—	—	—	(230,026)	(230,026)

Remeasurement of defined benefit pension	22	—	—	(587)	—	—	—	(587)
Translation adjustment		—	—	—	—	(62)	—	(62)
Total other comprehensive loss		—	—	(587)	—	(62)	—	(649)

Total comprehensive loss for the period		—	—	(587)	—	(62)	(230,026)	(230,675)

Issuance of shares to be held as treasury	28	131	—	—	(131)	—	—	—
Exercise of options and vestings of RSUs	28	—	771	—	7	—	—	778
Share-based compensation expense	26	—	—	60,480	—	—	—	60,480
Total transactions with owners		131	771	60,480	(124)	—	—	61,258

December 31, 2021		6,445	981,827	102,646	(128)	183	(924,885)	166,088

Loss for the period		—	—	—	—	—	(155,800)	(155,800)

Remeasurement of defined benefit pension liability	22	—	—	3,715	—	—	—	3,715
Translation adjustment		—	—	—	—	(539)	—	(539)
Total other comprehensive income (loss)		—	—	3,715	—	(539)	—	3,176

Total comprehensive income (loss) for the period		—	—	3,715	—	(539)	(155,800)	(152,624)

Issuance of shares to be held as treasury	2	254	—	—	(254)	—	—	—
Issuance of shares to be held as treasury, ATM Facility	28	613	(23)	—	(613)	—	—	(23)
Issuance of shares, Deerfield exchange agreement, net of transaction costs	28	—	19,640	—	194	—	—	19,834
Issuance of shares, share purchase agreement net of transaction costs	28	—	6,070	—	60	—	—	6,130
Vestings of RSUs	28	—	(62)	—	62	—	—	—
Share-based compensation expense	26	—	—	49,322	—	—	—	49,322
Total transaction with owners		867	25,625	49,322	(551)	—	—	75,263

December 31, 2022		7,312	1,007,452	155,683	(679)	(356)	(1,080,685)	88,727

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report	103

ADC Therapeutics SA, Epalinges

CONSOLIDATED STATEMENT OF CASH FLOWS
(in KUSD)

		For the Years Ended December 31,
	Note	2022	2021	2020
Cash used in operating activities
Loss for the year		(155,800)	(230,026)	(246,290)
Adjustments for non-monetary items:
Share-based compensation expense	26	49,322	60,480	37,585
Impairment of Assets	9	2,704	—	—
Depreciation of property, plant and equipment	15	1,017	920	774
Amortization of intangible assets	17	118	129	47
Depreciation of right-of-use assets	16	1,193	1,581	1,151
Gain from reversal of inventory impairment charges	3	—	(8,100)	—
Share of results in joint venture	18	10,084	6,672	(24,368)
Deferred income taxes	20	(708)	(26,049)	—
Change in defined benefit pension liability	22	108	(365)	276
Convertible loans, derivatives, (decrease) increase in fair value	10, 24	(25,650)	(34,893)	45,411
Warrant obligations, decrease in fair value	10, 23, 25	(14,466)	—	—
Impairment of intangible assets	17	226	—	216
Financial income	27	(17,970)	(66)	(832)
Financial expense	16, 23, 24, 27	36,733	18,117	4,820
Loss on extinguishment	10, 24	42,114	—	—
Exchange differences		(107)	(185)	476
Operating loss before working capital changes		(71,082)	(211,785)	(180,734)
Increase in accounts receivable, net		(42,753)	(30,218)	—
Increase in inventory		(8,964)	(3,022)	—
Increase in other current assets		(3,549)	(6,356)	(4,505)
Increase in trade accounts payable		310	6,798	1,921
Increase in income taxes		1,848	4,570	327
Increase in other liabilities and other payables		20,098	12,518	14,946
Cash used in operating activities		(104,092)	(227,495)	(168,045)

Interest paid		(10,370)	(5,280)	(1,557)
Interest received		1,948	56	797
Interest expense on lease obligations	16	191	225	105
Payments made under royalty financing transaction	27	(10,998)	(213)	—
Tax paid		(13,473)	(671)	(29)
Net cash used in operating activities		(136,794)	(233,378)	(168,729)

Cash used in investing activities
Payment for purchases of property, plant and equipment	15	(577)	(3,430)	(801)
Payment for purchases of intangible assets	17	(1,721)	(2,946)	(2,008)
Payment for deposits		(210)	(297)	(19)
Net cash used in investing activities		(2,508)	(6,673)	(2,828)
Cash (used in) provided by financing activities
Proceeds from senior secured term loans, net of transaction costs	23	112,813	—	—
Proceeds from equity issuance, net of transaction costs	28	6,130	—	—
Convertible loans exchange	23, 24	(118,304)	—	—
Share capital increases, transaction costs	28	(221)	—	—
Proceeds from public offering of common shares, net of transaction costs	28	—	—	433,158
Proceeds from convertible loans, net of transaction costs	24	—	49,591	62,898
Proceeds from deferred royalty transaction, net of transaction costs	26	—	218,002	—
Proceeds from the exercise of stock options	28	—	778	54
Principal portion of lease obligations payments	16	(1,011)	(977)	(1,144)
Net cash (used in) provided by financing activities		(593)	267,394	494,966
Net increase (decrease) in cash and cash equivalents		(139,895)	27,343	323,409
Exchange (losses)/gains on cash and cash equivalents		(208)	6	235
Cash and cash equivalents at beginning of year		466,544	439,195	115,551
Cash and cash equivalents at end of year		326,441	466,544	439,195
Supplemental Non-Cash Investing Information
Issuance of shares, Deerfield exchange agreement		19,835	—	—
Capital expenditures and intangible asset acquisitions recorded in Accounts payable and Other current liabilities		—	593	220
The accompanying notes are an integral part of these consolidated financial statements.

Annual Report	104

ADC Therapeutics SA, Epalinges
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. As of December 31, 2022, the Company controls three wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014 and ADC Therapeutics (NL) B.V. which was incorporated in the Netherlands on February 25, 2022. The Company and its three subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development and commercialization of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) and the Company commenced recognizing revenue upon the sale of ZYNLONTA during the second quarter of 2021. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill cancer cells to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
These Group consolidated financial statements were authorized for issue by the Board of Directors on March 15, 2023.
2.Basis of preparation
(i)Compliance with International Financial Reporting Standards
The ADCT Group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As of December 31, 2022, the financial statements are presented in thousand dollars (KUSD).
Prior to December 31, 2021, individual components of Non-operating (expense) income were reported separately within the consolidated statement of operations. Prior periods have been recast to conform to the current period presentation. See note 10, “Non-operating (expense) income” for further information.
(ii)Historical Cost Convention

The consolidated financial statements have been prepared under the historical cost convention, except for the defined benefit pension liabilities, where plan assets are measured at fair value. The embedded derivative conversion feature associated with the first and second tranche of convertible loans was measured at fair value for the year ended December 31, 2021, December 31, 2020 and up until the loans were exchanged on August 15, 2022. See note 24, “Convertible loans” for further discussion. The warrant obligations associated with the senior secured term loan facility and Deerfield warrants entered into on August 15, 2022 were measured at fair value for the year ended December 31, 2022. See note 23, “Senior secured term loan facility and warrants” and note 25, “Deerfield warrants” for additional information.
(iii)Going concern basis

ADCT is a commercial-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group's success may also depend on its ability to:

•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.

Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations, license agreements, the issuance of the Company’s common shares, the issuance of convertible loans, the issuance of term loans and proceeds from a royalty purchase agreement. During the 2020 fiscal year, the Company issued common shares through an initial public and follow-on offering (see 2(v) and 2(vi) within this note) and the issuance of convertible loans (see note 24, “Convertible loans”). During the 2021 fiscal year, the Group entered into a royalty purchase agreement (see note 27, “Deferred royalty obligation”). During the first quarter of 2022 and third quarter of 2022, the Company entered into exclusive license agreements with Mitsubishi Tanabe Pharma

Annual Report	105

Corporation ("MTPC") and Swedish Orphan Biovitrum AB ("Sobi"), respectively, for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan and all territories outside the U.S., greater China, Singapore and Japan, respectively. During the third quarter of 2022, the Company drew down USD 120.0 million principal amount of senior secured term loans, entered into an exchange agreement with Deerfield Partners, L.P., and Deerfield Private Design Fund IV, L.P. (collectively, “Deerfield”) and sold shares to Owl Rock Opportunistic Master Fund II, L.P. and OR Opportunistic DL (C), L.P. (the "Purchasers") under a share purchase agreement. See note 23, "Senior secured term loan facility and warrants", note 24, "Convertible loans" and note 28, "Share capital" for further information. The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the senior secured term loan facility, it must maintain a balance of at least USD 60 million in cash and cash equivalents plus any accounts payable that are greater than ninety days old at the end of each quarter.

As of December 31, 2022, the Group’s cash and cash equivalents amounted to USD 326.4 million (December 31, 2021: USD 466.5 million).
Management believes that the Group has sufficient resources to meet its financial obligations for at least the next 12 months from the date of issuance of these consolidated financial statements and, as a result, is presenting these consolidated financial statements of the Group on a going concern basis.
(iv) Share consolidation
On April 24, 2020, the Company effected a five-to-four share consolidation of its outstanding shares (see note 28, “Share capital”). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share consolidation.
(v) Initial Public Offering (IPO)
On May 19, 2020, the Company completed an IPO on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at USD 19.00 per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The gross proceeds from the IPO were USD 267.6 million, and net proceeds were USD 244.2 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The IPO resulted in a gross increase of USD 255.3 million in the Company’s share premium account prior to transaction costs associated with the IPO share issuance of USD 4.7 million and underwriting discounts and commissions of USD 18.7 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 28, “Share capital.”

(vi) Follow-On Public Offering
On September 28, 2020, the Company completed a public offering on the NYSE in which it issued and sold 6,000,000 common shares at USD 34.00 per share. The gross proceeds of the public offering were USD 204.0 million, and net proceeds of USD 188.9 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The public offering resulted in a gross increase of USD 203.5 million in the Company’s share premium account prior to transaction costs associated with the public offering share issuance of USD 2.9 million and underwriting discounts and commissions of USD 12.2 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 28, “Share capital.”
(vii) Open Market Sales Agreement

On June 4, 2021, the Company entered into an open market sale agreement with Jefferies LLC (“Jefferies”), to sell its common shares from time to time through an “at the market” offering program (the “ATM Facility”). The ATM Facility provides the Company the opportunity to sell its common shares with an aggregate offering price of up to USD 200.0 million. For the year ended December 31, 2022, there have been no shares sold under the ATM Facility. The Company capitalizes transaction costs within Other current assets in the Company’s consolidated balance sheet when costs are incurred associated with the ATM Facility at inception. If and when the Company sells shares under the ATM, capitalized transaction costs will be offset against the sale proceeds and will be recorded as a reduction of share premium within the Company’s consolidated balance sheet. If the Company determines that it is not probable that shares will be sold under the ATM Facility by the end of a quarter, the Company will write-off capitalized transaction costs incurred during that respective quarter in the consolidated statement of operations. The Company has KUSD 31 of capitalized transaction costs within Other current assets in connection with the establishment of the ATM Facility as of December 31, 2022, which will be offset against the sales proceeds from the initial sale of shares under the ATM Facility, if and when such sale is to occur.

Annual Report	106

(viii) Senior secured term loan facility and warrants, convertible loan exchange and share purchase

On August 15, 2022, the Company, ADCT UK and ADCT America entered into a loan agreement and guaranty (the “Loan Agreement”) with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent, pursuant to which the Company may borrow up to USD 175.0 million principal amount of secured term loans, including (i) an initial tranche of USD 120.0 million principal amount of term loans (the “First Tranche”) and (ii) up to two additional tranches (“Future Tranches”), each up to USD 27.5 million principal amount of term loans that the Company may draw upon before February 15, 2024, subject to satisfaction of certain customary conditions including compliance with the Company’s other material agreements for the incurrence of such debt. On August 15, 2022, the Company drew down USD 120.0 million principal amount of term loans under the Loan Agreement and issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. See note 23, “Senior secured term loan facility and warrants” for further information on this transaction.

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company’s senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. As a result of the exchange agreement, the Company recognized a loss on extinguishment of USD 42.1 million, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date. See note 24, “Convertible loans,” note 25, “Deerfield warrants” and note 28 “Share capital” for further information on this transaction.

On August 15, 2022, the Company entered into a share purchase agreement with the Purchasers, pursuant to which, on September 6, 2022, the Company issued and sold to the Purchasers an aggregate of 733,568 common shares at USD 8.52 per share for USD 6.1 million in net cash proceeds. See note 28, “Share capital” for further information on this transaction.
(ix) Share Subscription Agreement
During the second quarter of 2021, ADCT issued 1,500,000 common shares to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares to hold as treasury shares for purposes of administering the Company's long-term incentive program.

In addition, during the third quarter of 2022, the Company issued 3,123,865 common shares to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares as treasury shares at par value. The Company subsequently issued 733,568 treasury shares to the Purchasers, in accordance with the share purchase agreement and 2,390,297 treasury shares to Deerfield in accordance with the exchange agreement entered into on August 15, 2022. During the fourth quarter of 2022, the Company issued 7,648,081 common shares to ADCT America pursuant to a subscription agreement and immediately repurchased these shares as treasury shares at par value to be used in connection with the ATM Facility. See note 28, “Share capital” for further information.

As of December 31, 2022, the Company held 8,399,419 treasury shares.
(x) COVID – 19

The Group continues to monitor the COVID-19 pandemic and its impact to operations. During the height of the COVID-19 pandemic, the Group commercialized ZYNLONTA using hybrid launch plans. The Company continued to see an increase in face-to-face interactions with physicians in fiscal year 2022, which it believes is a key pillar of its continued success in driving the adoption of ZYNLONTA through ongoing dialogs with the healthcare provider community on ZYNLONTA's differentiated product profile. At this time, Group employees are meeting with investigators and site staff in person as allowed by institutions. The Group continues to closely monitor the potential effects of the COVID-19 pandemic and has undertaken certain risk mitigation measures. The Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.
3.Significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Annual Report	107

3.1.Consolidation
The annual closing date of the individual financial statements is December 31. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. All intercompany transactions have been eliminated.
3.2.Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars (“USD” or “Dollars”), which is the Company’s functional and Group’s presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in consolidated statement of operation.
All foreign exchange gains and losses are presented in the consolidated statement of operation within “Exchange differences”.
Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i)assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii)income and expenses for each consolidated statement of operation are translated at monthly average exchange rates; and
(iii)all resulting exchange differences are recognized in other comprehensive loss, under “Cumulative translation adjustments”.
3.3.Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities to the Company of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Any bank overdrafts are not netted against cash and cash equivalents but are shown as part of current liabilities on the consolidated balance sheet.
3.4.Accounts receivable
Accounts receivable arise from license agreements and product sales and consists of amounts due from customers, net of customer allowances for chargebacks, product returns and estimated credit losses. Upon the launch of ZYNLONTA, the Company’s contracts with customers had initial payment terms that ranged from 30 to 150 days. As the Company’s inventory is no longer held on consignment by the Company’s third-party logistics and distribution provider and as a result of receiving a permanent J-code for ZYNLONTA, the Company’s payment terms currently range from 30 to 90 days. As of December 31, 2022, Accounts receivable included the USD 50 million in license revenue for the approval of the Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL. When determining customer allowances for estimated credit losses, the Company analyzes accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by the Company. As of December 31, 2022, the Company did not record an allowance for expected credit losses as it was considered immaterial.

3.5.Inventory

Prior to receiving FDA approval of ZYNLONTA, the Company had written down inventory costs relating to the manufacture of ZYNLONTA to a net realizable value of zero. The Company believed that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, was only appropriate when management considered it highly probable that pre-approval inventory costs would be recoverable through future sales of the drug product. The determination to capitalize was based on the particular facts and circumstances related to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination was made varied from

Annual Report	108

product to product. The impairment charges were recorded as Research and development (“R&D”) expenses in the Company’s consolidated statement of operation. Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, the Company reversed KUSD 8,100 of previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of impairment charges was recorded as a gain to R&D expenses in the Company’s consolidated statement of operation. For the year ended December 31, 2022, the Company designated certain capitalized pre-approval ZYNLONTA inventory for R&D use and recorded a charge to R&D expenses, which was partially offset by a reversal of previously recorded impairment charges. The Company recorded an expense to R&D in the Company’s consolidated statement of operation for the year ended December 31, 2022 of KUSD 75.
Inventory of ZYNLONTA is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. The Company assesses the recoverability of capitalized inventory during each reporting period and will write down excess or obsolete inventory to its net realizable value in the period in which the impairment is identified within Cost of product sales in the consolidated statement of operation. See note 9, “Operating expenses” for further information. Included in inventory of ZYNLONTA are materials used in the production of preclinical and clinical products, which are charged to R&D expenses when consumed.
The Company will continue to assess the likelihood that inventory costs associated with its other drug product candidates are recoverable through future sales of such product candidates to determine if and when such costs should be capitalized as inventory or be expensed to R&D expenses. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. If it is determined that inventory costs associated with a product candidate are not highly probable to be recovered through future sales, the Company would record such costs to R&D expenses.
See note 14, “Inventory” for further information.
3.6.Property, plant and equipment
All property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation is calculated using the straight-line method to reduce the cost of each asset to its residual value over its estimated useful life, as follows:

Leasehold improvements	3 to 10 years
Laboratory equipment	5 years
Office equipment	5 years
Hardware	3 years
See note 15, “Property, plant and equipment” for further information.
3.7.Intangible assets
Licenses
Licenses acquired are capitalized as intangible assets at historical cost. Licenses with definite-useful lives are amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. Prior to regulatory and marketing approval, licenses are treated as indefinite-lived assets and not amortized. These licenses are tested annually for impairment in the last quarter of each fiscal year and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to R&D expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to Cost of product sales over the licenses’ estimated useful lives. The useful life of definite-lived intangible assets will depend upon the legal term of the individual patent in the country in which the patent is obtained. In determining the useful life, the Company utilizes the last-to-expire period of exclusivity (primary patent or regulatory approval) related to the primary marketed drug product. The Company may be able to obtain a patent term extension. However, the Company will only consider the inclusion of an extension period to the extent the Company believes it is highly probable of being granted. See note 17, “Intangible assets” for further information.

Annual Report	109

Internally generated intangible assets
Internal R&D costs are fully charged to R&D expenses in the period in which they are incurred. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union or China.
Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. These internally generated intangible assets are recorded as an indefinite-lived intangible asset until regulatory approval is achieved and/or commercial launch. At that point, the asset will become a definite-lived intangible asset and the Company will commence amortization of the asset based on a systematic and rational approach. See note 17, “Intangible assets” for further information.
3.8.Investments in joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. Under the equity method, an investment in a joint venture is recognized initially in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to the Company’s proportionate interest in the joint venture. The Company’s initial investment is recorded as an Interest in joint venture in the consolidated balance sheet. The Company’s proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the consolidated statement of operation. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described below, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with the Company’s initial investment, the gain resulting from the transaction was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain for a portion of the Company’s initial investment. The Company will begin to recognize the deferred gain upon the commercialization of any or all the licensed intellectual property by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a licensed product is developed and approved using a systematic approach that approximates the pattern of consumption of the licensed intellectual property by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors. See note 18, “Interest in joint venture” for further information.
3.9.Impairment of non-financial assets
Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows, adjusted for the risks specific to each asset, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the general risks affecting the pharmaceutical industry. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets (“cash-generating units”). Impairment losses are recognized in the consolidated statement of operation. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.
3.10.Employee benefits
Employee Benefit Programs
Group companies operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which they operate. The defined benefit schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and

Annual Report	110

compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit. This results in the plan being accounted for as a defined benefit plan.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity that approximate the terms of the related pension obligation.
The current service cost of the defined benefit plan, recognized in the consolidated statement of operation in employee benefit expenses, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year.
Past service costs, resulting from a plan amendment or curtailment, are recognized immediately in the consolidated statement of operation.
The net interest cost is calculated by applying the discount rate to the net balance of the present value of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the consolidated statement of operation.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity within the consolidated statement of other comprehensive loss in the period in which they arise.
For defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. The contributions are recognized as employee benefit expenses in the consolidated statement of operation. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
See note 22, “Pension obligations” for further information.
Share-based compensation expense
The fair value of shares or options granted, respectively, under share purchase or share option plans is recognized as an employee share-based compensation expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the shares or options granted:
–including any market and other performance conditions;
–excluding the impact of any service and non-market performance vesting conditions; and
–including the impact of any non-vesting conditions.
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimate, if any, within the consolidated statement of operation, with a corresponding adjustment to equity.

The proceeds received upon the exercise of options are net of any directly attributable transaction costs and are credited directly to equity.
See note 26, “Share-based compensation expense” for further information.

Employee Benefits - 2022 Employee Stock Purchase Plan

In June 2022, the Company adopted the 2022 Employee Stock Purchase Plan (“2022 ESPP”), which was approved by shareholders at the Company’s 2022 Annual General Meeting. The Company will account for the 2022 ESPP similar to the Company’s other share plans. The 2022 ESPP allows eligible employees to purchase designated shares of the Company's common shares at a discount, over a series of offering periods through accumulated payroll deductions. The Company will offer the ESPP to employees twice a year with each having a six-month offering period. The first offering period will generally be from January 1st through June 30th and the second offering period will be from July 1st through December 31st. The grant date is the first day of each offering period.

The fair value of purchase rights granted under the 2022 ESPP is recognized as an employee share-based compensation expense with a corresponding increase in other reserves. The total amount to be expensed is determined by reference to the fair value of the purchase rights granted.

Annual Report	111

The total expense is recognized over the offering period, which is the period over which all of the specified vesting conditions are to be satisfied. Participants that voluntarily withdrawal from the plan are accounted for as a cancellation and total share-based compensation recorded in the period in which the participant withdrawals. Terminations are accounted for as forfeitures and any share-based compensation expense reversed in the period the participant terminates. Accumulated payroll deductions are recorded within Accrued expenses in other current liabilities until the shares are purchased by the participant at the end of the offering period.

See note 26, “Share-based compensation” for further information.
3.11.Share capital and share premium
Share capital
The Company has issued one class of common shares, which is classified as equity (see note 28, “Share capital”).
Share premium
Amounts of contribution in excess of par value are accounted for as share premium. Share premium also arises from additional capital contributions from shareholders. Incremental costs directly attributable to equity transactions such as the issue of new capital shares are shown in equity as a deduction, net of tax, from the proceeds within share premium. Transaction costs that relate to equity and non-equity transactions are allocated to those transactions using a basis of allocation that is rational and a consistent methodology with previous transactions.
3.12.Treasury shares
Treasury shares are recognized at acquisition cost and deducted from shareholders’ equity at the time of acquisition, until they are cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders’ equity.
3.13.Leases
This policy concerns instances where a Group company is the lessee.
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to the consolidated statement of operation over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Right-of-use assets are measured at cost comprising the following:
–the amount of the initial measurement of lease liability;
–any lease payments made at or before the commencement date less any lease incentives received;
–any initial direct costs; and
–restoration costs.
The lease term is considered to be the non-cancellable period of a lease, together with both:
–periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option; and
–periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.
Assumptions as to whether the Company is reasonably likely to exercise any extension or termination options have been individually assessed based on the Company’s plans.
The policy of recognizing right-of-use assets and lease liabilities is not applied to short-term (under 12 months) or low value leases.

Annual Report	112

For deferred tax purposes, the Group considers the net effect of temporary differences arising from the right-of-use asset and the lease liabilities.

See note 16, “Leases” for further information.

3.14.Deferred royalty obligation

On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HealthCare Royalty Management, LLC (HCR). The Company evaluated the terms of the royalty purchase agreement and concluded that the features of the investment amount are similar to those of a debt instrument. Accordingly, the Company accounted for the initial cash received as debt, less transaction costs, and will subsequently account for the value of the debt at amortized cost. The amounts received by the Company will be accreted to the total estimated amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense. The carrying value of the debt will decrease for royalty payments made to HCR based on actual net sales and licensing revenue. The Company must periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred. See note 27, “Deferred royalty obligation” for further information.

Annual Report	113

3.15.Convertible loans
The Company entered into a USD 115.0 million Facility Agreement (the “Facility Agreement”) on April 24, 2020, pursuant to which Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i) an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii) a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions (the “second tranche”).
On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company’s senior secured convertible loans for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.
Accounting for the first and second tranches
On May 19, 2020, the Company received the first tranche of convertible loans in the amount of USD 65.0 million upon completion of the IPO. Prior to the exchange, these convertible loans were recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
(i) The embedded conversion option derivative was initially measured at fair value and was subsequently remeasured to fair value at each reporting date up until the exchange occurred. Under IAS 32, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the agreement foresees, in the event of a major transaction, the payment of “make-whole” amounts that would have to be computed in the light of the circumstances and are therefore not fixed. As a result, the derivative was presented in the balance sheet as a liability and classified as non-equity in accordance with IFRS 9 and IAS 32. Prior to the exchange, changes in the fair value (gains or losses) of the derivative at the end of each period were recorded in the consolidated statement of operation.
(ii) The convertible loan’s initial fair value was the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan was subsequently measured at its amortized cost in accordance with IFRS 9. Prior to the exchange, it was presented as a financial liability in the consolidated balance sheet.
On May 17, 2021, the Company drew down the second tranche of convertible loans in the amount of USD 50.0 million upon the receipt of FDA approval of ZYNLONTA. Prior to the exchange, these convertible loans were recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. The Company accounted for the two separate components similar to the first tranche of convertible loans. Prior to the drawdown of the second tranche, the Company accounted for the second tranche as a derivative.
Expenses and fees payable upon the issuance of the first and second tranches of convertible loans were allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivative was charged directly to the consolidated statement of operation, while the share of expenses allocated to the residual convertible loan was deducted from the loan.

See note 24, “Convertible loans” for further information.
3.16.Senior secured term loan facility
The Company, ADCT UK and ADCT America entered into a USD 175.0 million Loan Agreement on August 15, 2022, pursuant to which the counterparty agreed to extend secured term loans to the Company in disbursements as follows: (i) a First Tranche and (ii) Future Tranches. See note 23, “Senior secured term loan facility and warrants.”

Accounting for the First Tranche

On August 15, 2022, the Company drew down the First Tranche of the senior secured term loans in the amount of USD 120.0 million and issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. These senior secured term loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a warrant obligation and (ii) a loan.

Annual Report	114

(i) The warrant obligation is presented in the consolidated balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value using a Black-Scholes pricing model and is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of operations.

(ii) The senior secured term loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the warrant obligation. The loan is subsequently measured at its amortized cost using an effective interest rate ("EIR") in accordance with IFRS 9. Given the interest rate in the senior secured term loans is variable and dependent upon market factors, the Company will update the EIR at the end of each reporting period for changes in the rate. The revised EIR will be used prospectively with no income or expense recorded in the period of interest rate change. The loan is presented as a financial liability in the consolidated balance sheet. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability in the consolidated balance sheet. The remainder of the amount is presented as a long-term liability.

Expenses and fees payable upon the issuance of the First Tranche of senior secured term loans were allocated pro rata to the above two components. The share of expenses allocated to the warrant obligation were charged directly to the consolidated statement of operations, while the share of expenses allocated to the residual senior secured term loans was deducted from the loan and included in the calculation of the EIR.

Accounting for the Future Tranches

The Company has no obligation to draw down the Future Tranches of the senior secured term loans. Therefore, the Company will account for the Future Tranches when drawn upon as a liability and subsequently measure the liability at amortized cost in accordance with IFRS 9. Transaction costs associated with the Future Tranches will be deducted from the loan.

See note 23, “Senior secured term loan facility and warrants” for further information.
3.17. Deerfield warrants
Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The agreement consists of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share.

These warrants have been recognized as a warrant obligation and presented in the consolidated balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value and was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. The liability is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of operations.

See note 25, “Deerfield warrants.”
3.18. Revenue recognition

Revenue from the sale of products is recognized in a manner that depicts the transfer of those promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods or services. To achieve this core principle, the Company follows a five-step model: (i) identify the customer contract; (ii) identify the contract’s performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when, or as, a performance obligation is satisfied.

Product revenue

The Company generates revenue from sales of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL, which was approved by the FDA on April 23, 2021 and launched shortly thereafter.

Revenue is recognized when control is transferred to the customer at the net selling price, which includes reductions for gross-to-net (“GTN”) sales adjustments such as government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts.

Annual Report	115

GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of Company experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. The Company also uses information from external sources to identify prescription trends, patient demand, average selling prices, discarded volumes and sales return and allowance data for the Company and analog drug products. The Company’s estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience.

License arrangements

The Company recognizes revenues from license fees for intellectual property (IP) either at a point in time or over time. The Company must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). The Company recognizes revenue for a right-to-use license immediately if the licensee can begin to use and benefit from the IP upon commencement of the license term and the Company has no further obligations in the context of the IP. A license is considered a right to access the IP when the Company undertakes activities during the license term that may significantly affect the IP, which directly exposes the customer to any positive or negative effects arising from such activities. These activities do not result in the immediate transfer of a good or service to the customer. As such, revenues from the right to access the IP are recognized over time.

The Company may enter into agreements with multiple performance obligations. Performance obligations are identified and separated when the other party can benefit from the license on its own or together with other resources that are readily available, and the license is separately identifiable from other goods or services in the contract.

Transaction prices for out-license arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development and regulatory milestones because the ultimate outcomes are binary in nature. Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price when sold separately or estimated stand-alone selling price on the basis of comparable transactions with other customers when such goods or services are not sold separately. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain.

In determining the transaction prices, sales milestones and royalties attributable to licenses are excluded from the variable consideration guidance and recognized at the later of when the subsequent sales transaction occurs, or the satisfaction or partial satisfaction of the performance obligation to which some or all of the royalty has been allocated.
3.19.Cost of product sales
Cost of product sales primarily includes direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. Inventory amounts written down as a result of excess or obsolescence are charged to Cost of product sales.
3.20.R&D expenses
Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenses are capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the consolidated statement of operation. When certain criteria are met, the Company capitalizes the internal development expenses as internally generated intangible assets and amortizes the asset over its estimated useful life based on a systematic and rational approach.
3.21.Selling and marketing (“S&M”) expenses
S&M expense is expensed when incurred and include employee expenses (including share-based compensation expense) for commercial employees, external costs related to commercialization (including professional fees, communication costs and IT costs, travel expenses and depreciation of property, plant and equipment). To date, facility expense and depreciation of right-of-use assets have not been material.

Annual Report	116

3.22.General and administrative (“G&A”) expenses
G&A expense is expensed when incurred and include employee expenses (including share-based compensation expense) for G&A employees, external costs (including in particular professional fees, communications costs and IT costs, facility expenses and travel expenses), G&A costs charged by related parties (including telecommunications costs), depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets.
3.23.Current, deferred income tax and tax credit
The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of operation, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity; in this case the related tax is recognized in other comprehensive loss or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized.
Deferred income tax assets from tax credit carryforwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
See note 11, “Income tax expense” and note 20, “Deferred income taxes and tax credits” for additional information.
3.24. Segment reporting
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment.
3.25. Loss per share
Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of common shares in issue during the year, excluding common shares owned by the Company and held as treasury shares. See note 32, “Loss per share.”
Diluted loss per share adjusts the shares used in the determination of basic loss per share to take into account the after-tax effect of interest and other financing costs associated with potentially dilutive common shares, if applicable, and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares (share option plans, 2022 ESPP, outstanding warrants and convertible loans). See note 26, “Share-based compensation expense”, note 23, “Senior secured term loan facility and warrants”, note 24, “Convertible loans” and note 25, “Deerfield warrants”, respectively, for additional information.
4.New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2022, that are relevant to the Group. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here.

Annual Report	117

5.Financial risk management
5.1Financial risk factors

The Group’s activities are exposed to a variety of financial risks: market risk (including changes in the Company’s share price, exposure to fluctuation in currency exchange rates and exposure to interest rate movements), credit risk and liquidity risk.

Management and the Board of Directors regularly reviews the Group cash forecast and related foreign exchange risk. It also performs the risk assessment, defines any necessary measures and ensures the monitoring of the internal control system. The Group does not use derivative financial instruments to hedge these exposures.
Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:
–forecast costs denominated in a currency other than the entity’s functional currency;
–recognized assets and liabilities denominated in a currency other than the entity's functional currency; and
–net investments in foreign operations.
Management believes that foreign exchange risk is minimal, as the Company pays invoices mainly in USD and holds cash principally in USD.
The Group's cash and cash equivalents are denominated in the following currencies:

	2022	2022	2021	2021
December 31	in KL/C(1)	in KUSD	in KL/C(1)	in KUSD
In USD	319,568	319,568	462,306	462,306
In CHF	116	125	580	635
In GBP	4,111	4,974	2,162	2,921
In EUR	1,658	1,774	601	682
		326,441		466,544
_______________
(1)Thousands Local Currencies
The Group has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from these net assets of the Group’s foreign operations is managed primarily through purchasing goods and services denominated in the relevant foreign currencies.
At December 31, 2022, if the USD had weakened / strengthened by 10% against the CHF with all other variables held constant, the pre-tax loss for the year would have been KUSD 742 higher / lower, mainly as a result of foreign exchange losses / gains on translation of CHF-denominated net monetary liabilities (2021: KUSD 1,034 higher / lower on net monetary assets).

At December 31, 2022, if the USD had weakened / strengthened by 10% against the EUR with all other variables held constant, the pre-tax loss for the year would have been KUSD 98 higher / lower, mainly as a result of foreign exchange losses / gains on translation of EUR-denominated net monetary liabilities (2021: KUSD 191 higher / lower on net monetary assets).
At December 31, 2022, if the USD had weakened / strengthened by 10% against the GBP with all other variables held constant, the pre-tax loss for the year would have been KUSD 487 higher / lower, mainly as a result of foreign exchange losses / gains on translation of GBP-denominated net monetary liabilities (2021: KUSD 424 higher / lower), and the gain on currency translation differences credited directly to equity and arising on the translation of the net assets of ADCT UK would have been KUSD 633 higher / lower (2021: KUSD 544 higher / lower on net monetary assets).

Annual Report	118

Interest rate risk
Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation. In relation to the royalty purchase agreement with HCR, the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the EIR on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See note 27, “Deferred royalty obligations” for further information. In regards to the senior secured term loans, the interest rate is variable and dependent upon market factors. The Company will update the EIR at the end of each reporting period for changes in the rate. See note 23, "Senior secured term loan facility and warrants" for further information. A hypothetical 100 basis point increase (decrease) in the interest rate as of December 31, 2022 would have increased (decreased) the effective interest expense associated with the Company's senior secured term loan facility by KUSD 272 and (KUSD 273), respectively.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities and from its financing activities including deposits with banks and other financial institutions (see note 19b, “Credit quality of financial assets”). The Group’s cash and cash equivalents accounts are maintained with well established, highly rated financial institutions. The Company’s wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by the Company as the parent.

To date, the Company’s only source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA only in the U.S., which is sold primarily through wholesale distributors. In addition, the Company began earning license revenues in 2022 through its license agreements with third parties. See note 7 “Revenue recognition” for further information. We continuously monitor the creditworthiness of our customers and have internal policies regarding customer credit limits. When determining customer allowances for estimated credit losses, the Company analyzes accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by the Company. As of December 31, 2022, the Company did not record an allowance for expected credit losses as it was considered immaterial.
Liquidity risk
Liquidity risk is the risk that the Group may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Group management.
Funding and liquidity risks are reviewed regularly by management and the Board of Directors. The Board of Directors reviews the Group’s ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis as necessary. To date, the Company has funded its capital requirements through capital raises, including the issuance of the Company’s common shares, the issuance of convertible loans (see note 24, “Convertible loans”), the issuance of term loans (see note 23, “Senior secured term loan facility and warrants”), partnering of its programs and royalty financings (see note 7, “Revenue recognition” and note 27, “Deferred royalty obligation”).

Annual Report	119

The table below analyzes the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

(in KUSD)	Note	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade accounts payable		12,351	—	—	—
Lease liabilities, contractual rent		1,284	2,380	2,323	2,456
Senior secured term loan, interest and exit fee (1)		14,840	29,882	30,440	27,272
Senior secured term loan, principal	23	—	—	—	120,000
Deferred royalty obligation (2)	27	4,885	—	—	—
At December 31, 2022 (2)		33,360	32,262	32,763	149,728

Trade accounts payable		12,080	—	—	—
Lease liabilities, contractual rent		1,235	2,122	1,962	3,706
Convertible loan, interest and exit fee		6,938	13,894	6,672	—
Convertible loan, principal	24	—	—	115,000	—
Deferred royalty obligation (2)	27	1,191	—	—	—
At December 31, 2021 (2)		21,444	16,016	123,634	3,706
(1) The interest on the senior secured term loans is variable and dependent upon market factors. The EIR will get updated at the end of each reporting period for changes in the rate.
(2) The Company received an initial USD 225.0 million of gross proceeds under the deferred royalty obligation. The table above includes the fixed amount to be paid to HCR next quarter. The remaining obligation has been excluded from the tabular disclosure as there is no contractual maturity date and payments are not yet fixed. The Company’s aggregate royalty obligations are capped at a maximum of 2.50 times the amount received (see note 27, “Deferred royalty obligation”).
5.2Capital management
The Group considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company). Other than its lease liabilities, the Group’s only interest-bearing debt relates to the issuance of senior secured term loans (see note 23, “Senior secured term loan facility and warrants”). While the royalty purchase agreement does not have an explicit interest rate, the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue (see note 27, “Deferred royalty obligation”).
The primary objective of the Group's capital management is to maximize shareholder value. Management and the Board of Directors regularly reviews its shareholder return strategy. For the foreseeable future, management and the Board of Directors will maintain a capital structure that supports the Group's strategic objectives through managing funding and liquidity risks and optimizing shareholder return.
The Company is a commercial-stage biotechnology company with product candidates still at pre-clinical and clinical stages of development. It intends to continue to explore financing opportunities either through the equity or debt markets as well as through cooperation and collaboration with pharmaceutical and biotechnology partners – potentially along the value chain from research alliances through co-development to commercialization. As explained in note 2 (iii), “Going concern basis”, management believes that the Company has sufficient financial resources available to meet all of its obligations for at least the twelve months from the issuance of these consolidated financial statements without additional capital becoming available.
5.3Fair value estimation
As of December 31, 2022, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
–Cash and cash equivalents;
–Trade accounts receivable; and
–Trade accounts payable.

Annual Report	120

As a result of increases in interest rates, the Company utilized a higher discount rate, 2.3%, in its most recent pension obligation actuarial valuation performed as of December 31, 2022. The use of a higher discount rate resulted in a decrease of USD 3.7 million to its Defined benefit pension liabilities with a corresponding offset to Other comprehensive loss which was recorded during 2022. The reduction in its Defined benefit pension liability was capped at the fair value of the Company’s pension plan assets. The Company expects to perform its annual actuarial valuation in conjunction with its fiscal year ending December 31, 2023.
Fair values must be estimated at the end of each reporting period with regard to the senior secured term loan warrant obligation and the Deerfield warrants. The approach to valuation follows the grant date fair value principle, and the key input factors are described for the senior secured term loan facility warrant obligation in note 23, "Senior secured term loan facility and warrants" and for the Deerfield warrants in note 25, "Deerfield warrants". Commonly accepted pricing models (Black-Scholes) have been used to calculate the fair values. The valuation of the senior secured term loan facility warrant obligation and Deerfield warrants are classified as pertaining to Level 2 of the valuation hierarchy. The convertible loan derivatives previously were classified as pertaining to Level 3 of the valuation hierarchy and were extinguished on August 15, 2022. See note 24, "Convertible loans" for further information. The Company no longer has any inputs pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
a.Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
b.Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
c.Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.
6.Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates, assumptions and judgements that have significantly affected reported results or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Revenue
Upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, the Company began generating revenue from the sale of its product candidates. In previous years, the Company had generated only service revenues from a license and collaboration arrangement. Significant judgements were required in implementing the Company’s revenue recognition accounting policy as set out in note 3, “Significant accounting policies”. In particular, significant judgement was required in determining the Company’s GTN sales adjustments.
Reversal of previously recorded inventory impairment charges
Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, the Company reversed previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time that involved significant judgement including estimated demand for ZYNLONTA. See note 3, “Significant accounting policies”.
Licenses
The Company enters into collaboration, license and sublicense agreements with third parties, which grant the Company the right to use their antibodies with the Company's licensed warhead and linker technology to develop new ADCs for anti-cancer treatments. The license fees (upfront fees, signature fees, milestone payments) paid by the Company under the agreements are capitalized as intangible assets. The Company considers that those licenses have an indefinite life until regulatory and marketing approval is obtained. Once obtained, the asset will be treated as a definite-lived intangible asset and amortization will commence. The license costs capitalized were KUSD 695 and KUSD 2,893 for the years 2022 and 2021, respectively. The intangible assets are tested annually for impairment and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount (higher of an asset's fair value less costs of disposal and value in use). Impairment losses are recognized in the consolidated statement of operation. Testing for impairment inevitably involves the application of judgement. In 2022 and 2020, in relation to the termination of one of the Company's programs in each year, an impairment charge of KUSD 226 and KUSD 216 (corresponding to the entire carrying amount of the capitalized license) were recognized and charged to R&D expenses in the consolidated statement of operation. The Company performed its review for 2021 and concluded no impairment was required. See note 17, “Intangible assets”.

Annual Report	121

Deerfield warrants
On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.
These warrants have been recognized as a warrant obligation and presented in the consolidated balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value and was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. The liability is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of operations. See note 25, “Deerfield Warrants.”
Senior secured term loan facility

On August 15, 2022, the Company, ADCT UK and ADCT America entered into the Loan Agreement pursuant to which the counterparty agreed to extend secured term loans to the Company in disbursements as follows: (i) a First Tranche and (ii) Future Tranches. The Company drew down the First Tranche on the same day. The first tranche has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a warrant obligation and (ii) a loan. In determining the value of the warrant obligation and loan associated with the First Tranche, the Company utilized significant estimates and judgements. In particular, significant judgement was required in selecting the appropriate model to value the warrant obligation arising from the First Tranche of the senior secured term loans and in identifying the appropriate key assumptions as inputs to the selected model. Details of the model and assumptions are set out in note 23, “Senior secured term loan facility and warrants.”
Deferred royalty obligation

On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR. The Company has accounted for the initial cash received as debt, less transaction costs and will subsequently account for the value of the debt at amortized cost. Significant judgements were used in the initial model and will continue to be used in subsequent models to estimate the total amount of future payments and the timing of such associated with the royalty purchase agreement with HCR. In particular, significant judgements were made by the Company based on revenue projections as well as the achievement of certain milestones associated with the royalty purchase agreement with HCR. Further information with respect to the model, judgements and assumptions are set out in note 27, “Deferred royalty obligation.”
Deferred tax assets

Deferred income tax assets from tax loss carryforwards, R&D tax credits, and temporary differences between tax and financial statement income are initially recognized to the extent of suitable deferred income tax liabilities, then to the extent that the realization of the related tax benefit through future taxable profits is probable.

In determining taxable income for financial statement purposes, the Company makes certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets.
In evaluating the Company’s ability to recover its deferred tax assets it considers all available positive and negative evidence including its past operating results, the existence of cumulative losses, as well as R&D tax credits, and its forecast of future taxable income. In estimating future taxable income, the Company develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying business.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. The Company records the effect of a tax rate or law change on the Company's deferred tax assets and liabilities in the period the law change is enacted or substantively enacted. Future tax rate or law changes could have a material effect on the Company's financial condition, results of operations or cash flows. See note 11, “Income tax expense” and note 20, “Deferred income tax and tax credits” for further information.
Pension Obligations

The liability recognized in the balance sheet in respect of the Company’s defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in

Annual Report	122

which the benefits will be paid, and that have terms to maturity that approximate to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The current service cost of the defined benefit plan, recognized in the consolidated statement of operation in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year.

Past service costs, resulting from a plan amendment or curtailment, are recognized immediately in the consolidated statement of operation.

The net interest cost is calculated by applying the discount rate to the net balance of the present value of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the consolidated statement of operation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive loss in the period in which they arise.

For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, we have no further payment obligations. The contributions are recognized as employee benefit expenses when they are due and are included in staff costs. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. See note 22, “Pension obligations” for further information.

Share-based compensation expense

The details of the ADC Therapeutics Incentive Plan 2014 (as amended and restated as of October 1, 2015, the “Incentive Plan 2014”), the Share Purchase Plan 2016, the 2019 Equity Incentive Plan and the 2022 ESPP are explained in note 26, “Share-based compensation expense”.

Prior to the Company’s IPO, the determination of the fair value of awards involved the application of an adjusted form of the Black-Scholes option pricing model that took into account the strike price, term of the award, impact of dilution (where material), share price at grant date and expected price volatility of the underlying share, expected dividend yield, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. In addition, for awards granted on and subsequent to July 1, 2019 through the IPO date, the fair value of grants was based on a probability-weighted expected returns method that took into account both the value derived by using an adjusted form of the Black-Scholes option pricing model and a discounted estimate of the price that may have been achieved in a future transaction. This method entailed further significant judgement, both in estimating a transaction price and in estimating the probabilities of different outcomes. The adjusted form of the Black-Scholes option pricing model used to derive a value for the common share price at grant date derived the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security and considered the timing, amount, liquidation preferences and dividend rights of issues of preference shares.

After the Company’s IPO, the determination of the fair value of awards involves the application of the Black-Scholes option pricing model for the Company’s option equity awards and purchase rights granted under the 2022 ESPP, which utilizes certain assumptions including expected volatility, expected life and risk-free interest rate. In addition, the exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE.
7.Revenue recognition
Product revenue, net

On April 23, 2021, the Company received FDA accelerated regulatory and marketing approval for ZYNLONTA and launched in the U.S. shortly thereafter. To date, the Company’s sole source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA and is only in the U.S. Product revenues, net were KUSD 74,908 and KUSD 33,917 in the years ended December 31, 2022 and December 31, 2021, respectively. The Company records its best estimate of GTN sales adjustments to which customers are likely to be entitled. See note 3, “Significant accounting policies” for further information.
The table below provides a rollforward of the Company’s accruals related to the GTN sales adjustments for the year ended December 31, 2022 and December 31, 2021.

Annual Report	123

	Year Ended December 31,
(in KUSD)	2022	2021
Beginning balance	2,590	—
GTN sales adjustments for current year sales	15,200	5,493
GTN sales adjustments for prior year sales	(549)	—
Credits, payments and reclassifications to Accounts payable	(13,495)	(2,903)
Ending balance as of December 31,	3,746	2,590
The table below provides the classification of the accruals related to the GTN sales adjustment included in the Company’s consolidated balance sheet as of December 31, 2022 and December 31, 2021.

(in KUSD)	December 31, 2022	December 31, 2021
Accounts receivable, net	2,151	1,204
Other current liabilities	1,595	1,386
	3,746	2,590

License revenue

On January 18, 2022, the Company entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million and may receive up to an additional USD 205 million in milestones if certain development and commercial events are achieved. The Company will also be entitled to receive royalties ranging in percentage from the high teens to the low twenties based on net sales of ZYNLONTA in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies by bearing a portion of the study costs. In addition, the Company will supply ZYNLONTA to MTPC for its drug development and commercialization under a supply agreement.

On July 8, 2022, the Company entered into exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55 million and is eligible to receive up to USD 382.5 million in regulatory and net sales-based milestones, of which USD 50 million in license revenue was recognized in December 2022 upon approval of the Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL.

The Company will also receive royalties ranging in percentage from the mid-teens to the mid-twenties based on net sales of the product in Sobi’s licensed territories, subject to certain adjustments. Sobi will also contribute 25 percent of clinical trial costs for select global ZYNLONTA trials, up to a cap of USD 10 million per year. In addition, the Company has agreed to supply product to Sobi for its drug development and commercialization under a supply agreement.

The MTPC and Sobi license arrangements are accounted for separately. Each agreement includes a license and a performance obligation to supply product. The license and supply obligations are accounted for as separate performance obligations as they are considered distinct because MTPC and Sobi can benefit from the licenses on their own or together with other resources that are readily available, and the licenses are separately identifiable from other goods or services in the contract.

The Company completed significant development work which resulted in FDA approval of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL. As a result, the up-front license fees for both MTPC and Sobi are recognized immediately at the time of license execution, as MTPC and Sobi can use and benefit from the IP and the Company has no further performance obligation with respect to the IP upon commencement of the license terms.

Although contingent development milestone amounts are assessed each period for the likelihood of achievement, they are typically constrained and recognized when the uncertainty is subsequently resolved for the full amount of the milestone and will be classified as license revenue. Sales milestones and royalties are recognized when the subsequent sales occur and classified as license revenue.

Annual Report	124

8.Employee expenses

		Year Ended December 31,
(in KUSD)	Note	2022	2021	2020
Wages, salaries and other costs		85,660	78,748	44,058
Social security costs		12,622	10,433	7,292
Share-based compensation expense	26	50,637	60,555	42,928
Defined benefit plan costs	22	1,076	436	966
Defined contribution plan costs		3,019	1,894	727
Employee expenses		153,014	152,066	95,971
Employee expenses increased from USD 152.1 million in 2021 to USD 153.0 million in 2022. This increase of USD 0.9 million is primarily due to higher wages and benefits, offset by lower share-based compensation expense, associated with the transition of certain key executives.
Employee expenses increased from USD 96.0 million in 2020 to USD 152.1 million in 2021. This increase of USD 56.1 million was primarily due to higher headcount as the Company continues to advance clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build its pipeline. Employee expenses also increased due to the recruitment of commercial employees for the commercial launch of ZYNLONTA in 2021. The increase in headcount also resulted in higher share-based compensation expense. Share-based compensation also increased as a result of the Company’s first annual equity award that was granted in 2021.
9.Operating expense
The following table provides the consolidated statement of operation classification of our total operating expense:

		Year Ended December 31,
(in KUSD)	Note	2022	2021	2020
COGS		4,579	1,393	—

R&D
External costs (1)		116,550	91,875	97,768
Employee expenses (2)	8	71,348	66,127	44,264
R&D expense		187,898	158,002	142,032

S&M
External costs (3)		35,752	28,817	11,887
Employee expenses (2)	8	33,300	35,963	10,214
S&M expense		69,052	64,780	22,101

G&A
External costs (1)		23,640	21,486	13,637
Employee expenses (2)	8	48,366	49,976	41,493
G&A expense		72,006	71,462	55,130
Total operating expense		333,535	295,637	219,263
(1) Includes depreciation expense
(2) Includes share-based compensation expense
(3) Includes depreciation expense for Property, plant and equipment (“PP&E”) for the year ended December 31, 2022. All other depreciation expense was not material for the year ended December 31, 2022. Depreciation expense was not material for year ended December 31, 2021 and 2020.

Annual Report	125

The increase in Cost of product sales in the year ended December 31, 2022, was primarily driven by an impairment charge of USD 2.5 million, of which USD 1.7 million related to the manufacturing of antibodies that did not meet the Company's specifications, and an increase of USD 0.8 million was associated with inventory manufactured using the Company’s existing process at a new facility that did not meet our specifications. In addition, Cost of product sales during the year ended December 31, 2022 increased due to a full year of sales activity in 2022 as compared to 2021 due to the commencement of ZYNLONTA sales in May 2021.

R&D external costs increased primarily as a result of higher chemistry, manufacturing and controls ("CMC") expense due to manufacturing activities to support the ADCT-212 program during the year ended December 31, 2022 as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and build our pipeline. The Company reversed KUSD 8,100 of previously recorded impairment charges during the year ended December 31, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval, which also contributed to the increase in R&D expenses in 2022 compared to 2021. Employee expense increased in the year ended December 31, 2022 primarily due to higher contract labor expenses and share-based compensation expense.
R&D expenses increased in the year ended December 31, 2021 as the Company invested in medical programs to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build its pipeline. As a result of these initiatives, employee expense increased due to increased headcount and higher share-based compensation expense. External costs increased primarily due to the advancement of our clinical trials associated with ZYNLONTA. CMC expenses increased in advance of the launch of ZYNLONTA and advancement of ADCT-601 clinical activities. The reversal of USD 8.1 million of previously recorded impairment charges during the year ended December 31, 2021 relating to inventory costs associated with the manufacture of ZYNLONTA that were historically recorded as R&D expenses, partially offset the increase in R&D expenses for 2021 compared to 2020.
The increase in S&M expenses for the year ended December 31, 2022 was primarily due to increased professional expenses relating to the commercial launch of ZYNLONTA. This increase during the year ended December 31, 2022 was partially offset by lower employee expenses primarily due to lower share-based compensation expense. S&M expenses in the year ended December 31, 2021 were primarily related to the recruitment of commercial employees for the commercial launch of ZYNLONTA. External costs increased as a result of higher professional fees for the launch of ZYNLONTA.
The increase in G&A expenses in the year ended December 31, 2022 was primarily due to higher professional fees, including the fees associated with the license agreement entered into with MTPC. Employee expense for the year ended December 31, 2022 decreased as a result of lower share-based compensation expense partially offset by higher wages and benefits including USD 1.3 million of executive compensation associated with the CEO transition. The increase in G&A expense in the year ended December 31, 2021 was primarily due to higher employee expense as a result of increased share-based compensation expense. External costs also increased primarily as a result of higher professional fees associated with being a public company.

Annual Report	126

10.Non-operating (expense) income

		Year Ended December 31,
(in KUSD)	Note	2022	2021	2020

Convertible loans, derivatives, change in fair value income (expense)	24	25,650	34,893	(45,411)
Convertible loans, derivatives, transaction costs		—	(148)	(1,571)
Loss on extinguishment	24	(42,114)	—	—
Deerfield warrant obligation, change in fair value income	25	11,504	—	—
Senior secured term loan facility, warrants, transaction costs	23	(245)	—	—
Senior secured term loan facility, warrants, change in fair value income	23	2,962	—	—
Share of results with joint venture	18	(10,084)	(6,672)	24,368
Exchange differences (loss) gain		(110)	50	(576)
R&D tax credit		357	366	584
Non-operating (expense) income		(12,080)	28,489	(22,606)

Convertible loans, derivatives, change in fair value income
Changes in derivative fair values are explained in note 24, “Convertible loans”. Pursuant to the Facility Agreement with Deerfield, the Company drew down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, the Company drew down the second tranche of convertible loans amounting to USD 50 million on May 17, 2021.
Convertible loans, derivatives, transaction costs
The transaction costs associated with the embedded derivatives associated with the draw-down of the second tranche of the convertible loans on April 23, 2021 were charged directly to the consolidated statement of operations. Transaction costs incurred on the issuance of the first and second tranches were allocated pro rata to the embedded conversion option derivative and to the convertible loan. The costs allocated to the loans were deducted from the initial book value of the loans and recognized over the life of the loans as part of the effective interest costs. The costs allocated to the embedded derivative feature of the first and second tranches were recognized directly in the consolidated statement of operation.
Loss on debt extinguishment
As a result of the exchange agreement, the Company recognized a loss on extinguishment, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date. See note 24, “Convertible loans” for further information on this transaction.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value and is remeasured to fair value on a quarterly basis. Changes in fair value of the Deerfield warrant obligation are explained in note 25, "Deerfield warrants."
Senior secured term loan facility, warrants, transaction costs
The transaction costs associated with the warrants in connection with the August 15, 2022 Loan Agreement were charged directly to the consolidated statement of operations. See note 23, "Senior secured term loan facility and warrants" for further information on this transaction.
Senior secured term loan facility, warrants, change in fair value income
The Company has accounted for the First Tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its

Annual Report	127

initial fair value and is remeasured to fair value at the end of each reporting period. Changes in fair value of the warrant obligation are explained in note 23, "Senior secured term loan facility and warrants."
Share of results with joint venture
In connection with the formation of Overland ADCT BioPharma in December 2020, the Company recorded its proportionate share of Overland ADCT BioPharma’s net loss. See note 18, “Interest in joint venture.”
Exchange differences (loss) gain
Also included in non-operating (expense) income are favorable or unfavorable Exchange differences. The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent gain or (loss) based on favorable or unfavorable changes in foreign currencies.
R&D tax credit
The Company recognizes as income amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s R&D Expenditure Credit scheme (“UK R&D Credit Scheme”). The grants represent 13% of eligible expenditure. The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within non-operating (expense) income and not as a credit to income tax expense.
11.Income tax expense (benefit)

	Year Ended December 31,
(in KUSD)	2022	2021	2020
Current:
Current income taxes for the year	3,145	3,644	417
Current income tax (benefit) expense related to prior years	(1,298)	926	(90)
Total current income tax expense	1,847	4,570	327
Deferred:
Recognition of previously unrecognized tax credits	11	(22,745)	—
Origination and reversal of tax credits	(1,080)	(2,311)	—
Other	361	(993)	—
Total deferred income tax benefit	(708)	(26,049)	—
Income tax expense (benefit)	1,139	(21,479)	327
The Group's expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which in 2022 ranged between 13.65% and 21.0% (2021: between 13.70% and 21.0%; 2020: between 13.68% and 21.0%) in the tax jurisdictions in which the Group operates. The weighted average tax rate applicable to the profits of the consolidated entities was 13.1% (2021: 13.4%; 2020: 13.8%). This decrease is due to changes in the mix of the taxable results and the changes in tax rates of the individual group companies.

Annual Report	128

The tax on the Group's net loss before tax differs from the theoretical amount that would arise using the weighted average applicable tax rate as follows:

	Year Ended December 31,
(in KUSD)	2022	2021	2020
Loss before taxes	154,661	251,505	245,963
Pre-tax book income at the applicable statutory rate	20,191	34,060	33,319

Tax effects of:
Tax losses for which no deferred income tax asset is recognized	(18,908)	(31,138)	(26,112)
State income taxes - U.S.	654	2,704	—
Recognition of previously unrecognized R&D tax credits and deductible temporary differences	22	22,270	—
R&D tax credit - U.S.	6,110	7,232	546
Non-deductible expenses	(8,023)	(13,665)	(8,166)
Other	(1,185)	16	86
Income tax (expense) benefit	(1,139)	21,479	(327)

During 2022, the Group recorded a gain of KUSD 1,298 in connection with its prior year tax liability (KUSD 926 charge in 2021). Of this total, KUSD 1,149 represents income tax benefit recognized upon filing the Group’s 2021 income tax returns. This impact is reflected in the State income taxes – U.S. (KUSD 890) and Other (KUSD 259) line items in the effective tax rate reconciliation above. The remaining gain of KUSD 149 was recorded to adjust the 2020 tax liability resulting from the Group’s decision that the treatment associated with the timing of intercompany expenses was not probable to be sustained upon examination (KUSD 926 charge in 2021). This gain represents income tax benefit recognized upon filing an amended income tax return. In addition, during 2022, the Group increased its deferred tax assets by KUSD 446 (KUSD 2,783 reduction in 2021 to reflect the estimated impact on the deferred tax assets of filing the 2020 amended return) to reflect the impact of the amended filing on tax credit carryforwards. The total impact is reflected in Non-deductible expenses in the effective tax rate reconciliation above.
12.Other current assets

(in KUSD)	December 31, 2022	December 31, 2021
VAT receivable, net	400	364
Withholding tax receivable	363	23
Prepaid insurance	2,747	3,416
Prepaid compensation	1,422	1,489
Prepaid expenses	3,143	2,457
Prepaid income tax	7,983	—
Prepaid and other CMC, research and clinical expenses	8,001	7,988
Cost sharing arrangement receivable	2,869	1,106
UK R&D expenditure credit receivable	492	455
Interest Receivable	619	—
	28,039	17,298
The increase of USD 10.7 million in other current assets is primarily due to prepaid income taxes.
The maturity of other current assets is less than one year. The Company considers the counterparty risk as low. The Company believes the carrying amount of the aforementioned receivables is considered to approximate their fair value.

Annual Report	129

13.Non-current assets by geographic area

(in KUSD)
Country	December 31, 2022	December 31, 2021
Switzerland	46,975	56,680
United Kingdom	6,779	8,165
United States	1,739	1,203
	55,493	66,048
Non-current assets consist of PP&E, right-of-use assets, intangible assets and interest in joint venture. The interest in joint venture and the majority of intangible assets are primarily located in Switzerland.
14.Inventory
Inventory as of December 31, 2022 and December 31, 2021 consisted of the following:

(in KUSD)	December 31, 2022	December 31, 2021
Work in progress	18,165	10,562
Finished goods (1)	399	560
Total inventory	18,564	11,122

(1) Subsequent to December 31, 2021, the Company’s inventory is no longer held on consignment by the third-party logistics and distribution provider. Finished goods includes KUSD 3 relating to ZYNLONTA held on consignment by the Company’s third-party logistics and distribution provider as of December 31, 2021.

Annual Report	130

15.Property, plant and equipment

(in KUSD)	Leasehold improvements	Laboratory equipment	Office equipment	Hardware	Construction in progress	Total
Cost
January 1, 2021	746	1,002	671	870	67	3,356
Additions	1,761	1,250	308	111	—	3,430
Transfers	67	—	—	—	(67)	—
Disposals and scrapping	(272)	—	(24)	—	—	(296)
Exchange difference	(53)	(24)	(10)	—	—	(87)
December 31, 2021	2,249	2,228	945	981	—	6,403
Additions	21	555	1	—	—	577
Exchange difference	(188)	(251)	(54)	(2)	—	(495)
December 31, 2022	2,082	2,532	892	979	—	6,485

Accumulated depreciation
January 1, 2021	(362)	(594)	(457)	(314)	—	(1,727)
Depreciation charge	(312)	(251)	(99)	(258)	—	(920)
Disposals and scrapping	272	—	24	—	—	296
Exchange difference	3	9	2	—	—	14
December 31, 2021	(399)	(836)	(530)	(572)	—	(2,337)
Depreciation charge	(226)	(436)	(124)	(231)	—	(1,017)
Exchange difference	12	96	21	1	—	130
December 31, 2022	(613)	(1,176)	(633)	(802)	—	(3,224)

Net book amount
December 31, 2021	1,850	1,392	415	409	—	4,066
December 31, 2022	1,469	1,356	259	177	—	3,261
In 2022 and 2021, the investments in tangible fixed assets related to leasehold improvements and laboratory equipment related to the UK facility. During 2021, the Company wrote-off fully depreciated PP&E no longer in use.
Depreciation of property, plant and equipment has been charged to the following categories in the consolidated statement of operation:

	Year Ended December 31,
(in KUSD)	2022	2021	2020
R&D expense	840	751	589
S&M expense (1)	80	67	—
G&A expense	97	102	185
	1,017	920	774
(1) Depreciation expense for S&M was not material for year ended December 31, 2020.

Annual Report	131

16.Leases
The following tables provide balance sheet classification related to leases:

(in KUSD)	December 31, 2022	December 31, 2021
Properties (offices)	6,669	7,080
Vehicles	51	84
Total right-of-use assets	6,720	7,164

(in KUSD)	December 31, 2022	December 31, 2021
Lease liabilities (short-term)	1,097	1,029
Lease liabilities (long-term)	6,564	6,994
Total lease liabilities	7,661	8,023

During the third quarter of 2022, the Company extended the term of its existing lease related to its U.S. corporate offices in New Jersey for an additional two years commencing on December 1, 2022, including an extension option for three additional years. The Company is reasonably certain it will exercise the extension option and therefore has accounted for the lease using a five-year lease term.

During the first quarter of 2021, the Company entered into a new lease agreement with a ten-year term commencing in January 2021 for space in the iHub building on the Imperial University college campus in White City, West London. The primary function of the new facility, which consists of approximately 1,100 square meters, is R&D. Pursuant to the terms of the agreement, the aggregate minimum lease payments for the first five years are fixed at which point the parties agree to perform an open market review, subject to a minimum and maximum rent escalation of 2% and 4%, respectively. Alternatively, the Company has the contractual right to exit the lease upon the fifth anniversary of lease commencement. In accounting for its Right-of-use asset and Lease liability, the Company concluded it was reasonably certain that it would occupy the space for the full ten-year term. During the second quarter of 2021, the Company entered into a new 18-month lease for its existing U.S. corporate offices in New Jersey, which commenced in June 2021.

Annual Report	132

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2021	5,324	78	5,402
Additions	5,662	56	5,718
Lease termination	(1,873)	—	(1,873)
Exchange difference	(108)	—	(108)
December 31, 2021	9,005	134	9,139
Additions	1,234	—	1,234
Lease termination	(386)	—	(386)
Exchange difference	(542)	—	(542)
December 31, 2022	9,311	134	9,445

Accumulated depreciation
January 1, 2021	(2,253)	(20)	(2,273)
Depreciation charge	(1,551)	(30)	(1,581)
Lease termination	1,873	—	1,873
Exchange difference	6	—	6
December 31, 2021	(1,925)	(50)	(1,975)
Depreciation charge	(1,160)	(33)	(1,193)
Lease termination	386	—	386
Exchange difference	57	—	57
December 31, 2022	(2,642)	(83)	(2,725)

Net book amount
December 31, 2021	7,080	84	7,164
December 31, 2022	6,669	51	6,720

Depreciation of right-of-use assets have been charged to the following categories in the consolidated statement of operation:

	For the Years Ended
(in KUSD)	2022	2021	2020
R&D expenses	946	1,342	915
G&A expenses	247	239	236
	1,193	1,581	1,151
Depreciation expense for S&M was deemed to be not material.

Annual Report	133

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2021	3,402	65	3,467
Additions	5,662	56	5,718
Cash outflow (including interest)	(1,169)	(33)	(1,202)
Interest	222	3	225
Exchange difference	(219)	34	(185)
December 31, 2021	7,898	125	8,023
Additions	1,234	—	1,234
Cash outflow (including interest)	(1,166)	(36)	(1,202)
Interest	189	2	191
Exchange difference	(548)	(37)	(585)
December 31, 2022	7,607	54	7,661

December 31, 2021
Lease liabilities (short-term)	994	35	1,029
Lease liabilities (long-term)	6,904	90	6,994

December 31, 2022
Lease liabilities (short-term)	1,061	36	1,097
Lease liabilities (long-term)	6,546	18	6,564
The Company does not recognize right-of-use assets for short-term and low value leases. The Company has no low value leases. Expense relating to short-term leases incurred during 2022 and 2021 is recorded in the consolidated statement of operation in an amount of KUSD 46 and KUSD 164, respectively.
The amount payable in 2023 under short-term leases (with an original term of under 12 months) is KUSD 5.

Annual Report	134

17.Intangible assets

	Indefinite lived		Definite lived
	Licenses	Internal development costs	Internal development costs	Licenses	Software	Total
Cost
January 1, 2021	11,144	—	—	—	168	11,312
Additions	2,293	631	—	600	14	3,538
Transfers	(452)	—	—	452	(6)	(6)
December 31, 2021	12,985	631	—	1,052	176	14,844
Additions	695	323	—	—	110	1,128
Transfers	—	(954)	954	—	—	—
Exchange difference	—	—	—	—	(8)	(8)
December 31, 2022	13,680	—	954	1,052	278	15,964

Accumulated amortization
January 1, 2021	(1,069)	—	—	—	(64)	(1,133)
Amortization charge	—	—	—	(50)	(79)	(129)
December 31, 2021	(1,069)	—	—	(50)	(143)	(1,262)
Amortization charge	—	—	—	(75)	(43)	(118)
Impairment charge	(226)	—	—	—	—	(226)
Exchange difference	—	—	—	—	2	2
December 31, 2022	(1,295)	—	—	(125)	(184)	(1,604)

Net book amount
December 31, 2021	11,916	631	—	1,002	33	13,582
December 31, 2022	12,385	—	954	927	94	14,360
Amortization and impairment of intangible assets have been charged to the following categories in the consolidated statement of operation:

(in KUSD)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Cost of product sales	75	50	—
R&D expenses	255	12	230
G&A expenses	14	67	33
	344	129	263
Licenses
Licenses classified as definite-lived intangible assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. The Company classifies its licenses relating to product candidates for which regulatory approval has not been received as indefinite-lived intangible assets and did not recognize amortization expense relating to these licenses.
On April 23, 2021, the Company received FDA approval for ZYNLONTA. Upon FDA approval, the Company assigned an estimated useful life of 14 years to the intangible assets related to ZYNLONTA based on the expected patent life, which includes an extension period that the Company believes is highly probable of being granted. This estimated useful life does not include additional patent protection that may be granted under applications filed but not yet approved other than the extension period discussed above. Amortization expense

Annual Report	135

relating to the ZYNLONTA intangible assets for the year ended December 31, 2022 and December 31, 2021 was KUSD 75 and KUSD 50, respectively, which was recorded in Cost of product sales in the consolidated statement of operations.
In 2022, the Company capitalized the following license fees paid or accrued to third parties as intangible assets:
Milestone Payments
•An amount of KUSD 500 paid upon the dosing of a specific number of patients in the first in-human clinical study related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and
•An amount of KUSD 195 paid upon the successful completion of in-vivo efficacy studies related to a license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products. The amount was capitalized as an indefinite-lived intangible asset.
In 2021, the Company capitalized the following license fees paid or accrued to third parties as intangible assets:
Milestone Payments
•An amount of KUSD 1,050 paid upon the successful completion of a pre-clinical toxicology study and IND submission related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset;
•An amount of KUSD 600 paid upon final regulatory approval of ZYNLONTA related to a license agreement with a third party to use their technology to research, develop, manufacture and commercialize products. The amount was capitalized as a definite-lived intangible asset and is being amortized over its estimated useful life of 14 years as described above; and
•An amount of KUSD 293 paid upon the commencement of a Phase 1 clinical trial related to a license agreement with a third party to use their technology to research, develop, manufacture and commercialize products. The amount was capitalized as an indefinite-lived intangible asset.
License Payments
•An amount of KUSD 400 paid relating to a license agreement with a third party to use their proprietary conjugation technology to research, develop, manufacture and commercialize products. The amount was capitalized as an indefinite-lived intangible asset;
•An amount of KUSD 300 paid relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and
•An amount of KUSD 250 paid relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset.

Internal Development Costs

The ZYNLONTA internal development costs were initially recorded as an indefinite-lived intangible asset. In December 2022, regulatory approval was achieved in the EU, at which point the asset became a definite-lived intangible asset. The Company will commence amortization of the asset based on a systematic and rational approach.
Impairment testing

The Group performed its annual impairment test by assessing the estimated fair value less costs to sell (recoverable amount) and comparing to the carrying value of the assets. The recoverable amount of the assets is considered to be a Level 3 in the fair value hierarchy due to the unobservable inputs used in the valuation.

For purposes of assessing impairment, each of the significant indefinite-lived intangible assets were grouped at the lowest levels for which there are separately identifiable expected future cash flows. The valuation models calculate the risk-adjusted discounted cash flow observing the following key assumptions in estimating the recoverable amount:

–Timing and outcome of achieving clinical development and regulatory approval milestones;
– Anticipated research and development costs;
–Size of potential market and general commercialization expectations, such as anticipated pricing and uptake; and

Annual Report	136

–Anticipated cost of goods and sales and marketing expenditures.

Each of the product candidates related to the indefinite-lived and definite-lived intangible assets are additionally monitored for impairment considering the following indicators:
–Future contractual commitments and internal budgets approved by the Board of Directors for ongoing and future trials;
–Consideration of the progress of clinical trials, including obtaining primary endpoint readout data, discussions with regulatory authorities for new trials and enrollment status for ongoing clinical trials; and
–Consideration of market potential, supported where available by external market studies, and assessments of competitor products and product candidates.
If a candidate fails any of those indicators, the entire balance is written off. During 2022 and 2020, the Company terminated a program in each year. Consequently, impairment charges of KUSD 226 and KUSD 216 (corresponding to the entire carrying amount of the capitalized licenses) were recognized and charged to R&D expenses in the consolidated statement of operation. No impairment losses were recognized in 2021.
18.Interest in joint venture
On December 14, 2020, the Company announced the formation of a new joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals (“Overland”), a fully integrated biopharmaceutical company backed by Hillhouse Capital. Overland ADCT BioPharma will develop and commercialize one of the Company’s ADC products, ZYNLONTA, and three of the Company’s ADC product candidates, ADCT-601, ADCT-602 and ADCT-901 (collectively, the “Licensed Products”), in greater China and Singapore (the “Territory”). The Company agreed to supply product to Overland ADCT BioPharma for its drug development and commercialization under a supply agreement entered into between the parties.
Under the terms of the license agreement between the Company and Overland ADCT BioPharma, the Company licensed exclusive development and commercialization rights to the Licensed Products (the “Licensed IP”) in the Territory to Overland ADCT BioPharma. Overland invested USD 50.0 million in Overland ADCT BioPharma, and is obligated to pay the Company potential development milestone payments related to ADCT-601, ADCT-602 and ADCT-901, for a 51% equity interest. The Company received a 49% equity interest in exchange for contribution of the Licensed IP. The Company and Overland have appointed an equal number of nominees to the board of directors of Overland ADCT BioPharma which includes the Chief Executive Officer of Overland ADCT BioPharma. Pursuant to the license agreement, the Company may also earn low to mid-single digit royalties on net sales of the Licensed Products. In addition, Overland ADCT BioPharma elected to participate in the Company’s global clinical trials. The Company also received an option, which it may exercise at its sole discretion, to exchange any or all of its equity interest in Overland ADCT BioPharma into an equity interest in Overland upon an initial public offering of Overland. Given the uncertainty of an initial public offering of Overland, the Company did not assign any value to the option.
In connection with the formation of Overland ADCT BioPharma, the Company determined the fair value of its equity interest by implying a total equity value of Overland ADCT BioPharma using Overland’s investment of USD 50.0 million and the fair value of the contingent milestone consideration for Overland’s 51% equity interest. The fair value of the contingent consideration was determined to be nominal due to the high uncertainty related to achieving certain conditions associated with the contingent consideration as of the closing date. The fair value of the Company’s equity interest as of December 31, 2020 was determined to be KUSD 48,040, which resulted in the Company recognizing a gain of KUSD 24,501 and a deferred gain of KUSD 23,539. The gain was recognized within Share of results with joint venture in the Company’s Consolidated Statement of Operation for the year ended December 31, 2020. The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of December 31, 2022 and 2021.

(in KUSD)
Interest in joint venture
January 1, 2021	47,908
Share of results with joint venture	(6,672)
December 31, 2021	41,236
Share of results in joint venture	(10,084)
December 31, 2022	31,152
As of December 31, 2022, the deferred gain of USD 23.5 million arising from the Company’s contribution for its equity investment in the joint venture remained unchanged from December 31, 2021. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s

Annual Report	137

share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The tables below provide summarized financial information for Overland ADCT BioPharma that is material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	December 31, 2022	December 31, 2021
Cash and cash equivalents	19,261	39,318
Prepaid and other current assets	2	15
Intangible assets	49,249	48,040
Total liabilities	(3,062)	(2,828)
Net assets	65,450	84,545

(in KUSD)	For the Years Ended
Summarized Statement of Comprehensive Loss	December 31, 2022	December 31, 2021	December 31, 2020
Operating expenses	20,228	13,876	269
Other income	(1,232)	(259)	—
Net loss	18,996	13,617	269
19a Financial instruments by class and by category
The accounting policies for financial instruments have been applied as indicated below:

(in KUSD)	Note	December 31, 2022	December 31, 2021
Financial assets
Cash and cash equivalents	5.1 / 19b	326,441	466,544
Accounts receivable, net	3.4	72,971	30,218
Other current assets (excluding prepaid expenses)	12	4,743	1,948
Other long-term assets		903	693
Total financial assets (1)		405,058	499,403

(in KUSD)	Note	December 31, 2022	December 31, 2021
Financial liabilities
Accounts payable		12,351	12,080
Other current liabilities	21	73,035	50,497
Lease liabilities, short-term and long-term	16	7,661	8,023
Senior secured term loans, short-term and long-term	23	109,714	—
Convertible loans, short-term and long-term	24	—	93,728
Convertible loans, derivatives	24	—	37,947
Warrant obligations	23, 25	1,788	—
Deferred royalty obligation	27	222,277	225,477
Income taxes payable		—	3,754
Total financial liabilities (1)		426,826	431,506

Net financial position		(21,768)	67,897
(1) Financial assets and Financial liabilities are recorded at historical or amortized cost with the exception of Convertible loans, derivatives and Warrant obligations which are recorded at fair value.

Annual Report	138

The following is the net debt rollforward for the Company for 2021 and 2022.

	Notes	Cash and cash equivalents	Convertible loan (1)	Embedded derivatives (1)	Derivatives (1)	Deferred royalty obligation (2)	Lease liabilities (3)	Total
January 1, 2021		439,195	(38,406)	(51,229)	(21,979)	—	(3,467)	324,114
Issuance of convertible loan	24	50,000	(50,368)	(18,158)	20,341	—	—	1,815
Fair value adjustments	24	—	—	31,440	1,638	—	—	33,078
Convertible loan transaction costs	24	(557)	409	—	—	—	—	(148)
Convertible loan accretion	24	—	(10,418)	—	—	—	—	(10,418)
Interest payments	16, 24	(5,280)	5,055	—	—	—	225	—
Issuance of deferred royalty obligation	27	225,000	—	—	—	(225,000)	—	—
Deferred royalty transaction costs	27	(6,998)	—	—	—	6,998	—	—
Deferred royalty obligation accretion and cumulative catch-up	27	—	—	—	—	(7,688)	—	(7,688)
Deferred royalty obligation payments	27	(213)	—	—	—	213	—	—
Lease additions	16	—	—	—	—	—	(5,718)	(5,718)
Lease principal	16	(977)	—	—	—	—	977	—
Other lease activity including foreign exchange	16	—	—	—	—	—	(40)	(40)
Net cash outflow		(233,632)	—	—	—	—	—	(233,632)
Foreign exchange on cash		6	—	—	—	—	—	6
December 31, 2021		466,544	(93,728)	(37,947)	—	(225,477)	(8,023)	101,369

	Notes	Cash and cash equivalents	Senior secured term loans(4)	Warrant obligations(4)(5)	Convertible loan (1)	Embedded derivatives (1)	Deferred royalty obligation (2)	Lease liabilities (3)	Total
January 1, 2022		466,544	—	—	(93,728)	(37,947)	(225,477)	(8,023)	101,369
Fair value adjustments	23, 24, 25	—	—	14,466	—	25,650	—	—	40,116
Convertible loan and senior secured term loan accretion	24	—	(5,845)	—	(7,684)	—	—	—	(13,529)
Interest payments	23, 24	(10,368)	4,987	—	5,190	—	—	191	—
Senior secured term loan transaction costs	23	(7,432)	7,187	—	—	—	—	—	(245)
Issuance of senior secured term loan facility	23	120,000	(116,043)	(3,957)	—	—	—	—	—
Loss on extinguishment	24	—	—	—	(22,082)	—	—	—	(22,082)
Deerfield loan exchange	24, 25	(118,304)	—	—	118,304	—	—	—	—
Issuance of Deerfield warrants	25	—	—	(12,297)	—	12,297	—	—	—
Deferred royalty obligation accretion and cumulative catch- up	27	—	—	—	—	—	(7,798)	—	(7,798)
Deferred royalty obligation payments	27	(10,998)	—	—	—	—	10,998	—	—
Lease additions	16	—	—	—	—	—	—	(1,234)	(1,234)
Lease principal	16	(1,011)	—	—	—	—	—	1,011	—
Other lease activity including foreign exchange	16	—	—	—	—	—	—	394	394
Net cash outflow		(111,782)	—	—	—	—	—	—	(111,782)
Foreign exchange on cash		(208)	—	—	—	—	—	—	(208)
December 31, 2022		326,441	(109,714)	(1,788)	—	—	(222,277)	(7,661)	(14,999)
(1) See note 24, “Convertible loans” for further information.
(2) See note 27, “Deferred royalty obligation” for further information.
(3) See note 16, “Leases” for further information.
(4) See note 23, “Senior secured term loan facility and warrants” for further information.
(5) See note 25, “Deerfield warrants” for further information.

Annual Report	139

19b Credit quality of financial assets
The Company’s cash and cash equivalents are held at the following financial institutions, each with a high quality credit rating ranging from BBB to A+ (by reference to S&P credit ratings):

(in KUSD)	December 31, 2022	December 31, 2021
Cash and cash equivalents
UBS	105,183	154,961
Credit Suisse	110,338	157,098
JP Morgan Chase	654	1,295
Bank of America	110,266	153,190
	326,441	466,544

Accounts receivable, net, Other current assets (excluding prepaid expenses) and other long-term assets are fully performing, not past due and not impaired (see note 12, “Other current assets” and note 19a, “Financial instruments by class and by category”).

Annual Report	140

20.Deferred income taxes and tax credit
Recognized unused tax credits and temporary differences
The Group projects its future taxable profits based on currently enacted law, and which are subject to revision if the U.S. legislates new tax law. Deferred income tax assets from ADCT America’s federal and state R&D tax credit carryforwards, as well as temporary differences, are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The components of Deferred income tax as of December 31, 2022 and 2021 are as follows:

(in KUSD)	As of December 31, 2022	As of December 31, 2021
U.S. Federal R&D credits	21,200	21,213
U.S. State R&D credits	4,924	3,843
Other items	633	993
Total	26,757	26,049
U.S. federal and state R&D credits associated with recognized deferred tax assets are scheduled to expire in future years through 2042 as follows:

(in KUSD)	December 31, 2022	December 31, 2021
2026	14	—
2036	385	61
2037	111	—
2038	—	—
2039	937	5,552
2040	8,429	8,429
2041	5,736	7,232
2042	6,123	—
Total	21,735	21,274
An amount of KUSD 5,874 was utilized in 2022 (KUSD 6,010 in 2021). The U.S. R&D tax credits in the above table may be carried forward for up to 20 years. In addition, U.S. State R&D credits of KUSD 4,389 have no expiration date. These U.S. R&D tax credits relate entirely to ADCT America.
Unused tax losses, unrecognized temporary differences and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

(in KUSD)	December 31, 2022	December 31, 2021
Tax losses	926,350	818,946
Unused U.S. State R&D tax credits	918	907
Deductible (taxable) temporary differences	(25,924)	(40,380)
Total	901,344	779,473
Tax loss carryforwards
Potential deferred income tax assets from tax loss carryforwards exceed deferred tax liabilities. Deferred income tax assets from tax loss carryforwards are initially recognized to the extent of suitable deferred income tax liabilities, then to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Company has decided not to recognize any deferred income tax assets other than those described above. The amounts of deferred income tax assets that arise from sources other than tax loss carryforwards and the amounts of deferred income tax liabilities are insignificant in comparison to the unrecognized tax loss carryforwards.

Annual Report	141

Tax losses not recognized and to be carried forward (in KUSD):

Years of expiry	December 31, 2022	December 31, 2021
2022	—	31,128
2023	38,441	38,441
2024	92,012	92,012
2025	121,866	121,866
2026	118,943	118,943
2027	190,928	190,928
Beyond 2028	364,160	225,628
	926,350	818,946
All of these carryforwards relate to the Company. In 2022, unused tax losses of KUSD 31,128 expired (2021: KUSD 19,889).
U.S. R&D tax credits carryforwards
As described above, Deferred income tax assets from U.S. R&D tax credit carryforwards are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Group has not recognized deferred tax assets related to the following state tax credits carryforwards:

(In KUSD)
Years of expiry	December 31, 2022	December 31, 2021
2038	363	352
2039	275	275
2040	280	280
	918	907
These U.S. R&D tax credits, which may be carried forward for up to 7 years, relate entirely to ADCT America.
21.Other current liabilities

(in KUSD)	December 31, 2022	December 31, 2021
Payroll and social charges	16,306	16,063
R&D costs	40,171	20,320
GTN sales adjustments (1)	1,595	1,386
Other (2)	14,963	12,728
	73,035	50,497
(1) See note 7, “Revenue recognition.”
(2) Other includes the short-term component of the Deferred royalty obligation as of December 31, 2022 and 2021. See note 27, “Deferred royalty obligation.”
The increase in Other current liabilities is primarily related to the increase in R&D costs due to manufacturing activities to support the ADCT-212 program as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and build our pipeline.
22.Pension obligations
The Swiss pension plan is classified as a defined benefit plan under IFRS. Certain employees of the UK subsidiary are covered by local defined contribution plans. Pension costs for these plans are charged to the consolidated statement of operation when incurred.

Annual Report	142

Swiss pension plan
The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results.
Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.
In 2022, the guaranteed interest to be credited to employees' savings was 1% for mandatory retirement savings and 0.25% for supplementary retirement savings. The rate for converting mandatory savings to an annuity at age 65 for male employees and age 64 for female employees will decrease from 6.5% in 2022 to 6.2% in 2023 and 5.9% in 2024. The rate for converting supplementary savings to an annuity decreases from 4.712% in 2022 to 4.4855% starting in 2023 for male and decreases from 4.7626% in 2022 to 4.5411% in 2023 for female employees.
The Swiss defined benefit plan scheme is valued by independent actuaries every year using the projected unit credit method. The latest actuarial valuation was carried out as at December 31, 2022.
The net amount recognized on the balance sheet comprises:

(in KUSD)	December 31, 2022	December 31, 2021
Present value of defined benefit obligation for funded plan	12,446	14,919
Fair value of plan assets	(12,446)	(11,267)
Deficit of funded plan: liability on the balance sheet	—	3,652
The movement in the net defined benefit obligation over the year is as follows:

(in KUSD)	Present value of obligation		Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2021	11,809		(8,266)	3,543
Current service cost	1,080		—	1,080
Impact of plan changes	(651)		—	(651)
Interest cost / (income)	23		(16)	7
Defined benefit plan - pension costs	452		(16)	436
Employee contributions	404		(404)	—
Employer contributions	—		(801)	(801)
Transfers from joiners' previous plans	1,968		(1,968)	—
	2,372		(3,173)	(801)
Exchange differences	(382)		269	(113)
Remeasurements:
Change in financial assumptions	(310)		—	(310)
Other actuarial losses	978		—	978
Plan asset gains	—		(81)	(81)
Remeasurements	668	668	(81)	587
December 31, 2021	14,919		(11,267)	3,652

Annual Report	143

(in KUSD)	Present value of obligation		Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2022	14,919		(11,267)	3,652
Current service cost	1,234		—	1,234
Impact of plan changes	(171)		—	(171)
Interest cost / (income)	53		(40)	13
Defined benefit plan - pension costs	1,116		(40)	1,076
Employee contributions	466		(466)	—
Employer contributions	—		(967)	(967)
Transfers from joiners' previous plans	6		(6)	—
	472		(1,439)	(967)
Exchange differences	(223)		177	(46)
Remeasurements:
Change in financial assumptions	(3,445)		—	(3,445)
Other actuarial (gains) losses	(393)		194	(199)
Plan asset gains	—		(71)	(71)
Remeasurements	(3,838)	(3,838)	123	(3,715)
December 31, 2022	12,446		(12,446)	—
The positive impact of plan changes for 2022 was due to the further decrease of conversion rates for the supplementary retirement savings. Other actuarial gains in 2022 of KUSD 199 were mostly due to the increase in the discount rate. Changes in the financial assumptions in the following tables resulted in a positive balance of the funded status of the defined benefit obligations of KUSD 194. Due to the non-materiality of the amount the Company decided to record the KUSD 194 in other actuarial gains and present a nil balance of defined benefit obligations.

The positive impact of plan changes for 2021 was due to the further decrease of conversion rates for the supplementary retirement savings. Other actuarial losses in 2021 of KUSD 978 were due to increases in the plan participants’ vested benefits. Changes in the financial assumptions resulted in a decrease to the defined benefit obligations.
The present value of the defined benefit obligation related to 30 active employees based in Switzerland (2021: 31 active employees).
The principal actuarial assumptions used for accounting purposes are as follows for all periods presented:

	2022	2021
Discount rate	2.30%	0.35%
Interest credited on savings accounts	2.30%	0.35%
Future salary increases	1.50%	1.50%
Future pension increases	0.00%	0.00%
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience in each territory.
Mortality assumptions for Switzerland are based on the LPP 2020 mortality generational tables for 2022 and 2021. The average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is as follows:

	2022	2021
Male	22.70	22.57
Female	25.48	25.37
The sensitivity of the defined benefit obligation and of the service cost to changes in the weighted principal assumption is:

Annual Report	144

2022	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(4.00)%	(0.25)%	4.30%
Future salary increases	0.50%	0.30%	(0.50)%	(0.30)%
Interest credited on savings accounts	0.50%	2.20%	(0.50)%	(2.10)%
Future pension increases	0.50%	5.60%	(0.50)%	(5.10)%

2021	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(4.90)%	(0.25)%	5.30%
Future salary increases	0.50%	0.60%	(0.50)%	(0.60)%
Interest credited on savings accounts	0.50%	2.70%	(0.50)%	(2.60)%
Future pension increases	0.50%	6.70%	(0.50)%	(6.10)%
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.
Expected employer contributions to the defined benefit plan for the year ending December 31, 2023 amount to KUSD 853.
The weighted average duration of the defined benefit obligation is 16.9 years (2021: 20.5 years).
Asset-liability strategy
The Swiss Life Collective BVG Foundation, to which the pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation.
Investments by asset class
Investments by asset class are as follows:

(in KUSD)	December 31, 2022	December 31, 2021
Cash	793	85
Bonds	6,586	6,320
Shares	553	531
Real estates and mortgages	3,602	3,457
Alternative investments	912	875
	12,446	11,268
Defined benefit plan reserves
The movement in the defined benefit plan reserves (included in “Other reserves”) is as follows:

(in KUSD)	2022	2021
January 1	(3,281)	(2,694)
Remeasurements of defined benefit pension plan	3,715	(587)
December 31	434	(3,281)

Annual Report	145

23.Senior secured term loan facility and warrants
On August 15, 2022, the Company, ADCT UK and ADCT America entered into the Loan Agreement, pursuant to which the Company may borrow up to USD 175.0 million principal amount of secured term loans, including (i) a First Tranche and (ii) Future Tranches. On August 15, 2022, the Company drew down USD 120.0 million principal amount of term loans under the Loan Agreement. The secured term loans are scheduled to mature on August 15, 2029 and accrue interest at an annual rate of secured overnight financing rate (SOFR) plus 7.50% per annum (with respect to SOFR loans) or a base rate plus 6.50% per annum (with respect to alternative base rate ("ABR") loans) for the first five years of the term loans, and thereafter, at an annual rate of SOFR plus 9.25% (with respect to SOFR loans) or a base rate plus 8.25% (with respect to ABR loans), in each case subject to a 1.00% per annum SOFR floor. The Company has the option to elect for the loans to be either a SOFR loan or ABR loan. The Company has elected the First Tranche of the secured term loan to be a SOFR loan. Interest is paid on the last business day of each quarter.

The Company is obligated to pay certain exit fees upon certain prepayments and repayments of the principal amount of the term loans in an amount ranging from zero to 4.0% of the amount of the loan so paid. In addition, The Company has the right to prepay the term loans at any time subject to certain prepayment premiums applicable until the August 15, 2026. The Loan Agreement also contains certain prepayment provisions, including mandatory prepayments from the proceeds from certain asset sales, casualty events and from issuances or incurrences of debt, which may also be subject to prepayment premiums if made on or prior to August 15, 2026. The obligations under the Loan Agreement are secured by substantially all of the Company's assets and those of certain of the Company's subsidiaries and are guaranteed initially by the Company's subsidiaries in the US and the UK. The Loan Agreement contains customary covenants, including a covenant to maintain a balance at the end of each quarter of at least USD 60.0 million in cash and cash equivalents plus an amount equal to any accounts payable that remain unpaid more than ninety days after the original invoice therefore, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Loan Agreement also contains customary events of default, after which the term loan may become due and payable immediately, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (including creation of any liens other than those that are expressly permitted), bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and its subsidiaries and change in control.

On August 15, 2022, the Company also issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder at any time on or prior to August 15, 2032. The warrants contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis.

Accounting for First Tranche of senior secured term loan

The Company has accounted for the First Tranche of the senior secured term loans and the warrants described above as one hybrid financial instrument, with the USD 120.0 million draw down separated into two components: a warrant obligation and a loan.

The Company used an independent valuation firm to assist in calculating the fair value of the warrant obligation, using the Black-Scholes option-pricing model. The warrant obligation has been recorded at an initial fair value of USD 4.0 million on August 15, 2022 and is remeasured to fair value at the end of each reporting period. Key inputs for the valuation of the warrant obligation as of August 15, 2022 were as follows:

As of
August 15, 2022
Exercise price in USD	8.30
Share price in USD	10.33
Risk-free interest rate	2.9%
Expected volatility	87%
Expected term (months)	60 months
Dividend yield	—
Black-Scholes value in USD	7.51

The loan’s initial fair value was recorded at USD 116.0 million on August 15, 2022, representing the residual amount of the USD 120.0 million draw down, after separating out the initial fair value of USD 4.0 million of the warrant obligation. The loan is subsequently measured at its amortized cost.

Annual Report	146

Transaction costs have been allocated to the above two components. Transaction costs associated to the warrant obligation have been charged directly to the consolidated statement of operations, while transaction costs associated to the residual loan have been deducted from the loan. See further illustration in table below:

in KUSD	Warrant obligation	Residual loan	Total
Loan Principal	3,957	116,043	120,000
Transaction costs	(245)	(7,187)	(7,432)
Carrying value of loan at issuance		108,856

Oak Tree and Owl Rock Warrant Obligations

During the year ended December 31, 2022, the Company recognized income of KUSD 2,962 as a result of changes in the fair value of the warrant obligations from the issuance date of August 15, 2022. The fair value of the warrant obligations as of December 31, 2022 was KUSD 995. The decrease in fair value of the warrant obligation from August 15, 2022 to December 31, 2022 was primarily due to the decrease in the fair value of the underlying shares during that period, which was recorded directly to Non-operating (expense) income in the consolidated statement of operations. See note 10, "Non-operating (expense) income" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the warrant obligations, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligations as of December 31, 2022 were as follows:

As of
December 31, 2022
Exercise price in USD	8.30
Share price in USD	3.84
Risk-free interest rate	4.0%
Expected volatility	80%
Expected term (months)	55.5 months
Dividend yield	—
Black-Scholes value in USD	1.89

Senior Secured Term Loan

As illustrated in the table above, the transaction costs of the residual loan (net of the fair value of warrant obligations) were deducted from the loan to determine the deemed net present value as of August 15, 2022 of all future cash outflows associated with the loan. The implied EIR that would be needed to increase the book value of the loan to cover all future expected outflows, taking into account the deduction of transaction costs from the initial loan balance, and based on a 360-day year for a SOFR loan, was computed at inception at 14.99%. Given the interest rate in the senior secured term loans is variable and dependent upon market factors, the Company will update the EIR at the end of each reporting period for changes in the rate. For the year ended December 31, 2022, the Company recorded interest expense on the senior secured term loan in the amount of KUSD 5,845 which was recorded in Financial expense in the consolidated statement of operations. The EIR at December 31, 2022 was 16.10%.
The amount at which the senior secured term loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the EIR. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability in the consolidated balance sheet. The remainder of the amount is presented as a long-term liability in the consolidated balance sheet. The carrying value of the senior secured term loan was USD 109.7 million as of December 31, 2022, of which USD 12.5 million and USD 97.2 million represented the short-term and long-term portion of the liability, respectively.

24.Convertible loans
On April 24, 2020, the Company entered into a USD 115 million Facility Agreement with Deerfield, pursuant to which Deerfield extended a tranche of USD 65 million of convertible loans on May 19, 2020 upon completion of the Company’s initial public offering (the “Deerfield First Tranche”) and a tranche of USD 50 million of convertible loans on May 17, 2021 after the receipt of regulatory approval for ZYNLONTA (the “Deerfield Second Tranche”).

Annual Report	147

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.

As a result of the exchange agreement on August 15, 2022, the Company recognized a loss on extinguishment of USD 42.1 million, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date.

Embedded conversion option derivatives

Prior to the exchange, the Company accounted for the Facility agreement as a loan and embedded conversion option features. The embedded conversion option derivative was marked-to-market while the loan was measured at its amortized cost at the end of each reporting period.

The following table summarizes the changes in fair value income (expense) and profit or loss activity of the embedded conversion option derivatives during the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(in KUSD)	2022	2021	2020
Deerfield First Tranche (1)	15,556	28,003	(23,432)
Deerfield Second Tranche - prior to FDA approval (2)	—	3,454	(21,979)
Deerfield Second Tranche - after FDA approval (1)	10,094	3,436	—
Total	25,650	34,893	(45,411)

(1) The fair value expense recognized during the year ended December 31, 2022 represents the change in fair value up until the point of exchange on August 15, 2022.

(2) In addition to the changes in fair value, the Company recorded a gain of KUSD 1,816 during the year ended December 31, 2021 with the receipt of the USD 50 million subsequent disbursement, the establishment of the embedded derivative and residual loan associated with the subsequent disbursement and elimination of the derivative immediately prior to FDA approval of ZYNLONTA.

The increases (decreases) in fair values of the embedded derivatives are primarily due to increases (decreases) in the fair value of the underlying shares during the respective periods. These amounts were charged directly to the consolidated statements of operations. See note 10, “Non-operating (expense) income” for further information.

The fair value of the embedded derivative associated with the Deerfield First Tranche was KUSD 7,670 at the time of exchange on August 15, 2022 and KUSD 23,226 on December 31, 2021. The fair value of the embedded derivative associated with the Deerfield Second Tranche was KUSD 4,627 at the time of exchange on August 15, 2022 and KUSD 14,721 as of December 31, 2021.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield First Tranche and Deerfield Second Tranche of the embedded conversion option derivatives, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of August 15, 2022 and December 31, 2021 were as follows:

Deerfield First Tranche

	As of
	August 15, 2022	December 31, 2021
Exercise price at 130% of the IPO price of 19.00, in USD	24.70	24.70
Forced conversion price, in USD	67.93	67.93
Share price in USD	10.33	20.20
Risk-free interest rate	3.2%	1.0%
Expected volatility	85%	77%
Expected term (months)	32.5 months	40 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	12.0%	8.8%

Annual Report	148

Deerfield Second Tranche

	As of
	August 15, 2022	December 31, 2021
Exercise price in USD	28.07	28.07
Forced conversion price, in USD	77.19	77.19
Share price in USD	10.33	20.20
Risk-free interest rate	3.2%	1.0%
Expected volatility	85%	77%
Expected term (months)	32.5 months	40 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	12.0%	8.8%

Residual convertible loan

The following table summarizes the interest expense recorded on the convertible loan for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(in KUSD)	2022	2021	2020
Deerfield First Tranche	5,664	8,389	4,756
Deerfield Second Tranche	2,020	2,029	—
Total	7,684	10,418	4,756
25.Deerfield warrants
Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder, at any time on or prior to May 19, 2025. The warrants contain customary anti-dilution adjustments and entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. Each holder also may require the Company to repurchase the warrants for their Black Scholes-based fair value in connection with certain transformative transactions or change of control of the Company that occur prior to their expiration.

The terms of the warrants are reflective of the terms of the embedded conversion option features of the Deerfield Facility Agreement prior to the Exchange Agreement. As a result, the fair value of the warrants was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. As such, the warrant obligation was recorded at an initial fair value of KUSD 12,297 on August 15, 2022. Subsequent to issuance, the warrant obligation is remeasured to fair value at the end of each reporting period.

During the year ended December 31, 2022, the Company recognized income of KUSD 11,504 as a result of changes in the fair value of the warrant obligation. The fair value of the warrant obligation as of December 31, 2022 was KUSD 793. The decrease in fair value of the warrant obligation from August 15, 2022 to December 31, 2022 was primarily due to the decrease in the fair value of the underlying shares during that period. These amounts were recorded to Non-operating (expense) income in the consolidated statement of operations. See note 10, "Non-operating (expense) income" for further information.

Annual Report	149

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield warrant obligation, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligation as of December 31, 2022 were as follows:

As of
December 31, 2022
Exercise price in USD	24.70 and 28.07
Share price in USD	3.84
Risk-free interest rate	4.3%
Expected volatility	70%
Expected term (months)	28.7 months
Dividend yield	—
Black-Scholes value in USD	0.20 and 0.16

Annual Report	150

26.Share-based compensation expense
Share data have been revised to give effect to the share consolidation explained in note 2 (iv), “Share consolidation.”
Share Purchase Plan 2013 and Share Purchase Plan 2016

Under the terms of the 2013 and 2016 promissory notes issued in connection with the Share Purchase Plan 2013 and Share Purchase Plan 2016, in the case of an IPO the relevant plan participants were required to repay the outstanding amounts under the promissory notes prior to the IPO by delivering a number of shares of equivalent value to cover the amount to be repaid. In anticipation of the IPO, each of the plan participants holding promissory notes entered into loan settlement agreements with the Company dated as of April 15, 2020 pursuant to which they repaid all amounts outstanding under the promissory notes, including accrued interest, by delivering a number of shares of equivalent value to cover the amounts outstanding under the promissory notes.

After consideration of all relevant factors, the Board of Directors determined the value of such shares delivered pursuant to the loan settlement agreements as of the settlement date to be USD 18.75 per share, resulting in the delivery of an aggregate of 597,774 common shares by all plan participants for the settlement of the promissory notes. These shares were held by the Company as treasury shares.

These transactions resulted in the termination of both plans on May 15, 2020. All compensation expense relating to the ADC Therapeutics SA 2013 Share Purchase Plan (the “Share Purchase Plan 2013”) was recognized in prior periods. During the year ended December 31, 2020, unrecognized expense relating to the Share Purchase Plan 2016 amounting to KUSD 6,425 was charged to the consolidated statement of operation with a corresponding increase to Other reserves within equity on the consolidated balance sheet on completion of these transactions. The amounts of expense for all awards recognized for services received during the year ended December 31, 2020 was KUSD 7,417 (including the KUSD 6,425 discussed above). There was no expense recognized for the Share Purchase Plan 2013 for the years ended December 31, 2022 and 2021.
Incentive Plan 2014
All existing awards under the Incentive Plan 2014 vested and were settled in shares upon the completion of the IPO. The Company calculated for each participant the gain arising from the difference between the exercise price and the USD 19.00 IPO price, undertook to settle in cash on behalf of the participant any associated tax and social charges liability, and transferred to the participant the remaining balance from treasury shares, valued at USD 19.00 per share. A total of 356,144 common shares were transferred to participants and an amount of KUSD 5,343 was withheld for tax and social charges during fiscal year 2020.

For participants whose awards had an exercise price greater than USD 19.00 — i.e., were “out-of-the-money” — the Company made an equal number of new awards under the Equity Incentive Plan 2019 (see below) with an exercise price of USD 19.00 and with a vesting period of only three years instead of the usual four years. These new awards have been accounted for as a modification of the previous awards under the Incentive Plan 2014. Accordingly, the original compensation expense calculated for the old awards that were “out-of-the-money” will continue to be recognized over their remaining vesting period while the expense to be recognized for the new awards under the 2019 Equity Incentive Plan will be limited to the incremental fair value of the new awards over the fair value, as of May 15, 2020, of the old awards.
The amounts of expense for all awards recognized for services received during the period ended December 31, 2020 was KUSD 361. There was no expense recognized for the periods ended December 31, 2022 and 2021.
2019 Equity Incentive Plan
In November 2019, the Company adopted the 2019 Equity Incentive Plan. Under the 2019 Equity Incentive Plan, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 16,027,550 common shares for future issuance under the 2019 Equity Incentive Plan (including share-based equity awards granted to date less awards forfeited), which includes an additional 6,000,000 common shares approved by the Company’s board of directors on March 29, 2021 and an additional 2,207,550 common shares approved by the Company’s board of directors on November 16, 2022. As of December 31, 2022, the Company has 2,437,884 common shares available for the future issuance of share-based equity awards. On March 7, 2022, the Company issued its annual equity award, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,867,076 share options and 570,340 RSUs. On May 11, 2022, the Company issued a special retention award to select employees, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,298,700 RSU’s. As of December 31, 2022, the Company has only granted share options, RSU’s and performance awards under the Equity Incentive Plan 2019.

Annual Report	151

As of December 31, 2022 and 2021, the cumulative amount recorded as a net increase to Other Reserves within equity on the consolidated balance sheet in respect of the 2019 Equity Incentive Plan was KUSD 145,102 and KUSD 95,978. An amount of KUSD 1,315 and KUSD 75 was withheld for tax charges during fiscal years 2022 and 2021, respectively. The amounts of expense for all awards recognized for services received during the years ended December 31, 2022, 2021 and 2020 were KUSD 50,439, KUSD 60,555 and KUSD 35,150, respectively.

Share Options
Pursuant to the 2019 Equity Incentive Plan, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the 2019 Equity Incentive Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s consolidated statement of operation and a corresponding increase to Other Reserves within equity on the consolidated balance sheet.
The expense recognized for services received during the years ended December 31, 2022, 2021 and 2020 is KUSD 31,849, KUSD 50,647 and KUSD 33,355, respectively.
Movements in the number of awards outstanding and their related weighted average strike prices are as follows:

	2022		2021		2020
	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards
At the beginning of the year	27.23	6,640,200	26.45	4,276,973	18.75	1,020,434
Granted	9.63	5,754,786	28.22	2,572,008	28.62	3,347,766
Forfeited	23.27	(1,358,167)	24.82	(165,724)	19.83	(88,332)
Expired	27.53	(281,325)	18.75	(1,675)	—	—
Exercised	—	—	18.81	(41,382)	18.75	(2,895)
At the end of the year	18.30	10,755,494	27.23	6,640,200	26.45	4,276,973
Weighted average remaining contractual life of awards outstanding at end of period	8.46			8.70		9.29
The option awards granted during the year ended December 31, 2020 include 388,333 awards that were made to compensate holders of “out-of-the-money” awards under the Incentive Plan 2014 that expired on May 15, 2020. As of December 31, 2022, 3,760,408 awards are vested and exercisable out of the total outstanding awards of 10,755,494 common shares. As of December 31, 2022, the weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 18.77 and 7.29 years, respectively. Awards outstanding as of December 31, 2022 have expiration dates through 2032. The weighted average grant date fair value of awards granted during the year ended December 31, 2022 was USD 6.24 per award (2021: USD 19.76 and 2020: USD 21.27).
The fair values of the options granted after the IPO were determined on the date of the grant using the Black-Scholes option-pricing model. Prior to the IPO, the fair value of the options granted were determined using an adjusted form of the Black-Scholes option pricing model. The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant. See note 6, “Critical accounting estimates and judgements.”

Annual Report	152

The fair values of the options granted during the years ended December 31, 2022, 2021 and 2020 were determined on the date of grant using the following assumptions:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Share price, in USD	3.04-19.69	19.94-32.22	15.95-48.77
Strike price, in USD	3.04-19.69	19.94-32.22	18.75-48.77
Expected volatility, in %	70-80	70-85	80-206
Award life, in years	6.08	5.50-6.08	5.02-6.08
Expected dividends	—	—	—
Risk-free interest rate, in %	1.46-4.13	0.51-1.33	0.29-0.70
The expected volatility was based on the Company’s historical volatility and selected volatility determined by median values observed among other comparable public companies. The expected volatility utilized after FDA approval of ZYNLONTA decreased from those used prior to FDA approval due to a change in the peer group. Prior to FDA approval, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption.
The award life for options granted was based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.
RSUs
Pursuant to the 2019 Equity Incentive Plan, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. The special retention awards discussed above vest 50% and the remainder at the six-month and one year anniversaries, respectively, of the date of grant. The RSUs may be settled only in common shares of the Company. Therefore, the grant of RSUs under the 2019 Equity Incentive Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s consolidated statement of operation and a corresponding increase to Other Reserves within equity on the consolidated balance sheet. The expense recognized for services received during the years ended December 31, 2022, 2021 and 2020 is KUSD 18,590, KUSD 9,908 and KUSD 1,795, respectively.

	Number of awards	Weighted average grant date fair value
December 31, 2020	149,984	46.50
Granted	574,143	28.17
Vested	(51,828)	45.56
Forfeited	(9,244)	28.70
December 31, 2021	663,055	30.95
Granted	2,139,831	9.34
Vested	(995,629)	15.12
Forfeited	(221,380)	20.00
December 31, 2022	1,585,877	13.26
2022 Employee Stock Purchase Plan

In June 2022, the Company adopted the 2022 ESPP, which was approved by shareholders at the Company's 2022 Annual General Meeting. The Company has 782,700 common shares reserved and available for the future issuance. The number of shares available for grant and issuance under the 2022 ESPP will increase on January 1st of each of the first ten calendar years during the term of the 2022 ESPP by the number of shares equal to 1% of the shares outstanding as of the immediately preceding December 31st, or lesser number as may be determined by the Board. The aggregate number of shares that may be issued under the 2022 ESPP Plan is equal to 1% of the ordinary share capital of the Company.

The 2022 ESPP allows eligible employees to purchase designated shares of the Company's common shares at a discount, over a series of offering periods through accumulated payroll deductions. No offering period may be longer than 27 months. The purchase price for shares purchased under the 2022 ESPP during any given purchase period will be 85% of the lesser of the market price of the Company’s common shares on (i) the offering date or (ii) the purchase date.

Annual Report	153

The grant date of the initial offering period was July 18, 2022, and that offering period ended on December 31, 2022.
The Company recognizes share-based compensation expense related to purchase rights granted pursuant to its 2022 ESPP on a straight-line basis over the requisite service period, which is generally a six-month period. The fair value of the purchase rights granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the purchase rights.

The expense recognized for services received during the year ended December 31, 2022 was KUSD 198. As of December 31, 2022, the Company recorded a liability of KUSD 450 related to the accumulated payroll deductions. This amount is included within Accrued expenses in other current liabilities in the consolidated balance sheet.

Share-based Compensation Reserves
The cumulative reserve position in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

(in KUSD)	2022	2021	2020
Incentive Plan 2014	—	—	361
Share Purchase Plan 2016	—	—	7,417
2019 Equity Incentive Plan - Options	31,849	50,647	33,355
2019 Equity Incentive Plan - RSUs	18,590	9,908	1,795
ESPP Expense	198	—	—
Tax and social charge deductions - Incentive Plan 2019	(1,315)	(75)	—
Tax and social charge deductions - Incentive Plan 2014	—	—	(5,343)
December 31,	49,322	60,480	37,585

Annual Report	154

27.Deferred royalty obligation
Royalty purchase agreement
On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR for up to USD 325.0 million. Under the terms of the agreement, the Company received gross proceeds of USD 225.0 million upon closing (the “First Investment Amount”) and is eligible to receive an additional USD 75.0 million upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country (the “Second Investment Amount”) and together with the First Investment Amount, the “Investment Amount”). Under the agreement, the Company is obligated to pay to HCR (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China, Hong Kong, Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that the Company grants to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty the Company receives from such licenses. These royalty rates are subject to potential upward adjustment, up to a maximum of 10%, based on performance tests in 2026 and 2027. The 7% royalty rates described above are subject to adjustment to a potential high-single-digit percentage royalty rate after September 30, 2026 and/or a 10% royalty rate after September 30, 2027, if the aggregate net sales and license revenue subject to royalty obligations in the preceding twelve months do not exceed certain mid-nine-digit milestones by such dates. The Company’s aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement (USD 562.5 million as of December 31, 2022 and December 31, 2021), or at 2.25 times the amount paid by HCR under the agreement (USD 506.3 million as of December 31, 2022 and December 31, 2021) if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate.
Upon the occurrence of a change in control event, the Company is obligated to pay HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR. If the change in control event occurs prior to the 36-month anniversary of the closing of the royalty purchase agreement, the Company is obligated to pay HCR an amount equal to 2.0 times the amount paid by HCR, less any amounts the Company previously paid to HCR pursuant to the agreement (USD 438.8 million and USD 450.0 million as of December 31, 2022 and December 31, 2021, respectively). In addition, the Company retains the right, at any time after the 27-month anniversary of the closing of the royalty purchase agreement, to terminate the remaining royalty obligations under the agreement by paying HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR pursuant to the agreement (such amount, the “Buyout Amount”), provided that HCR may instead elect to receive 50% of the Buyout Amount and continue to receive 50% of the royalty payments under the agreement but with the Royalty Cap reduced to reflect the Company’s payment of 50% of the Buyout Amount. During the year ended December 31, 2021, the Company received gross proceeds of USD 225.0 million before deducting transaction costs of USD 7.0 million, all of which were paid during 2021, which resulted in net proceeds of USD 218.0 million. During December 31, 2022, no additional proceeds were received.
Accounting for royalty purchase agreement
The Company has evaluated the terms of the royalty purchase agreement and concluded that the features of the Investment Amount are similar to those of a debt instrument. Accordingly, the Company has accounted for the transaction as a short-term and long-term debt obligation which are recorded within Other current liabilities and Deferred royalty obligation, long-term, respectively, within the Company’s consolidated balance sheet. Interest expense is recorded in Financial expense within the Company’s consolidated statement of operation. The table below provides a rollforward of the Company’s debt obligation relating to the royalty purchase agreement.

Annual Report	155

(in KUSD)
Liability balance at January 1, 2021	—
Proceeds from the sale of future royalties	225,000
Less: transaction costs	6,998
Less: royalty payments	213
Plus: interest expense	6,752
Plus: cumulative catch-up adjustment, Financial expense	936
Liability balance at December 31, 2021	225,477
Less: royalty payments	10,998
Plus: interest expense	23,200
Less: cumulative catch-up adjustment, Financial income	15,402
Liability balance at December 31, 2022	222,277
The Company recorded a liability relating to the initial gross proceeds received less transaction costs. The Company will record additional liabilities upon the receipt of eligible amounts when such contingent events occur. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections. Based on the Company's initial revenue projections, the Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an EIR of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement. During the year ended December 31, 2022 and December 31, 2021, the Company made royalty payments to HCR of KUSD 10,998 and KUSD 213, respectively.
Based on the Company's periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company’s total obligation to HCR can vary depending on the achievement of the sales milestones as well as the timing of a change in control event. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.
The Company recorded a total cumulative catch-up adjustment of KUSD 15,402 recorded as Financial income for the year ended December 31, 2022. The total cumulative catch-up adjustment was based on revised revenue forecasts used in the valuation model, which revisions were primarily attributable to updates made for the Company’s 2022 strategic planning decisions, including updated development plans. Under the cumulative catch-up method, the EIR is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original EIR, 10%, as of the date on which the estimate changes.
28.Share capital
Share data has been revised to give effect to the share consolidation as explained in note 2 (iv), “Share consolidation.”

On September 5, 2022, the Company issued 3,123,865 common shares to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares as treasury shares at par value. During the fourth quarter of 2022, the Company issued 7,648,081 common shares to ADCT America pursuant to a subscription agreement and immediately repurchased these shares as treasury shares at par value to be used in connection with the ATM Facility.
On August 15, 2022, the Company entered into a share purchase agreement with the Purchasers, pursuant to which, on September 6, 2022, the Company issued and sold to the purchasers an aggregate of 733,568 common shares at USD 8.52 per share. The shares were issued from the Company’s treasury shares at par value, which arose from the Share Subscription Agreement. See note 2, “Basis of Preparation." The transaction was recorded as a USD 6.1 million net increase to share premium for the issuance of the common shares, net of transaction costs accrued and paid, and an increase in cash and cash equivalents.

Annual Report	156

The Company also recorded a USD 19.6 million non-cash net increase to share premium for the issuance of the 2,390,297 common shares to Deerfield in connection with the exchange of the senior secured convertible notes. The shares were issued from the Company’s treasury shares at par value, which arose from the Share Subscription Agreement. See note 24, “Convertible loans” and note 2, “Basis of Preparation” for further information on this transaction and Share Subscription Agreement, respectively.

The movements in the Company’s share capital, share premium and treasury shares accounts for the years ended December 31, 2022, 2021 and 2020 are set out in the following table:

		Issued share capital	Share premium	Treasury shares	Increase / (Decrease) in net assets	Price per share	Issued share capital	Treasury shares	Outstanding share capital
		In KUSD					Number of shares issued	Number of shares (held or received) / delivered	Number of shares outstanding
Balance at December 31, 2019		4,361	549,922	(100)	554,183		53,337,500	(1,240,540)	52,096,960

April 15, 2020	Shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes	—	11,208	(11,208)	—	USD 18.75	—	(597,774)	(597,774)
April 16, 2020	Issuance of shares per shareholder's agreement addendum through capitalization of reserves	393	(393)	—	—	CHF 0.008	4,777,996	—	4,777,996
April 24, 2020	Elimination of fractional holdings	—	—	—	—	CHF 0.008	—	51	51
May 19, 2020	Issuance of shares to be held as treasury	34	—	(34)	—	CHF 0.008	408,873	(408,873)	—
May 19, 2020	Grant of shares to settle Incentive Plan 2014 awards, net	—	(29)	29	—	CHF 0.008	—	356,144	356,144
May 19, 2020	Issuance of shares at IPO	1,007	231,661	—	232,668	USD 19.00	12,245,631	—	12,245,631
May 19, 2020	Sale of shares under greenshoe option	—	23,591	11,309	34,900	USD 19.00	—	1,836,844	1,836,844
May 19, 2020	Transaction costs, IPO and greenshoe option	—	(23,355)	—	(23,355)		—	—	—
September 28, 2020	Issuance of shares at follow-on offering	519	203,481	—	204,000	USD 34.00	6,000,000	—	6,000,000
September 28, 2020	Transaction costs, follow-on offering	—	(15,084)	—	(15,084)		—	—	—
September 30, 2020	Other	—	—	—	—	CHF 0.08	—	2,796	2,796
December 31, 2020	Shares issued for exercise of option awards	—	54	—	54	CHF 0.08	—	2,895	2,895
Movements during the year ended December 31, 2020		1,953	431,134	96	433,183		23,432,500	1,192,083	24,624,583
Balances reported at December 31, 2019		4,361	549,922	(100)	554,183		53,337,500	(1,240,540)	52,096,960
Balance at December 31, 2020		6,314	981,056	(4)	987,366		76,770,000	(48,457)	76,721,543
April 1, 2021	Issuance of shares to be held as treasury	131	—	(131)	—	CHF 0.008	1,500,000	(1,500,000)	—
January 1, 2021 - December 31, 2021	Exercise of options and vestings of RSUs	—	771	7	778		—	88,935	88,935
Movements during the year ended December 31, 2021		131	771	(124)	778		1,500,000	(1,411,065)	88,935
Balances reported at December 31, 2020		6,314	981,056	(4)	987,366		76,770,000	(48,457)	76,721,543
Balance at December 31, 2021		6,445	981,827	(128)	988,144		78,270,000	(1,459,522)	76,810,478

Annual Report	157

August 15, 2022	Issuance of shares, Deerfield exchange agreement, net of transaction costs	—	19,640	194	19,834	CHF 0.08	—	2,390,297	2,390,297
September 05, 2022	Issuance of shares to be held as treasury shares	254	—	(254)	—	CHF 0.08	3,123,865	(3,123,865)	—
September 06, 2022	Issuance of shares, share purchase agreement, net of transaction costs	—	6,070	60	6,130	CHF 0.08	—	733,568	733,568
January 1, 2022 - December 31, 2022	Vesting of RSUs	—	(62)	62	—		—	708,184	708,184
November 01, 2022	Issuance of shares to be held as treasury, ATM Facility	613	(23)	(613)	(23)	CHF 0.08	7,648,081	(7,648,081)	—
Movements during the year ended December 31, 2022		867	25,625	(551)	25,941		10,771,946	(6,939,897)	3,832,049
Balances reported at December 31, 2021		6,445	981,827	(128)	988,144		78,270,000	(1,459,522)	76,810,478
Balance at December 31, 2022		7,312	1,007,452	(679)	1,014,085		89,041,946	(8,399,419)	80,642,527
Authorized Capital

The Board of Directors is authorized to increase the share capital at any time until June 9, 2023, by a maximum amount of CHF 2,460,268, by issuing a maximum of 30,753,351 common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible.
Conditional Share Capital

Conditional Share Capital for Financing Acquisitions and Other Purposes

The Company’s nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 1,432,776 through the issuance of not more than 17,909,703 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of its subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but may have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

Conditional Share Capital for Equity Incentive Plans

The Company’s nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 936,000 through the issuance of not more than 11,700,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the board of directors, contractors or consultants of the Company or of one of its subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the board of directors.
Dividend
The Company did not declare a dividend during fiscal years 2022, 2021 or 2020.

Annual Report	158

29.Commitments
The Company has contractual obligations as follows:

Collaborations and co-operations with development partners
The Company has entered into various collaborations with development partners, including in-licensing and manufacturing agreements. These agreements provide for the Company to make potential future milestone and royalty payments that are conditional on success, and that are spread over various stages of development and commercialization, including achieving preclinical proof of concept, filing an investigational new drug (“IND”) application, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones are inherently uncertain, and accordingly, no amounts have been recorded for these future potential payments in the Company’s consolidated balance sheet as of December 31, 2022 and 2021. As of December 31, 2022, the aggregate amount of such potential milestone payments, under all such collaboration agreements, was KUSD 434,313 (2021: KUSD 446,575). These milestone payments relate to product candidates in the following phases:

(in KUSD):
R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	54,861	20,500	188,655	264,016
Phase I	40,559	19,150	103,900	163,609
Phase II	6,688	—	—	6,688
December 31, 2022	102,108	39,650	292,555	434,313

R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	55,111	25,000	192,055	272,166
Phase I	41,225	19,150	103,900	164,275
Phase II	10,134	—	—	10,134
December 31, 2021	106,470	44,150	295,955	446,575
The net decrease in the aggregate milestone payments from December 31, 2021 primarily relates to amendments entered into on the Company’s existing agreements as well as pre-clinical and Phase I milestones achieved in fiscal year 2022. See note 17, “Intangible assets” for further details.
As of December 31, 2022, the Company had one candidate, CAMI, evaluated in a phase II clinical trial. Cami is the subject of a collaboration and license agreement with Genmab A/S (“Genmab”), under which there are no upfront or future milestone payments payable and no revenue receivable. On October 30, 2020, the Company announced that it amended its existing collaboration and license agreement with Genmab for the continued development and commercialization of Cami. Under the terms of the amended and restated license agreement, the parties have agreed to eliminate the defined divestment process which was agreed in 2013 and that envisaged, among other things, offering the opportunity for third parties to continue the development and commercialization of Cami. The parties have also agreed, among other things, that Genmab will convert its economic interest in Cami into a mid-to-high single-digit tiered royalty on net sales. Cami is subject to manufacturing agreements under which payment of the amounts indicated under Phase II above could become payable upon the achievement of certain milestones, none of which were achieved as of December 31, 2022.

A milestone associated with a collaboration agreement was achieved during December 2020, which the Company recorded as an R&D expense of USD 5.0 million within the consolidated statement of operation for the year ended December 31, 2020. The milestone continued to be recorded as an accrued expense on the consolidated balance sheet as of December 31, 2022 and December 31, 2021.
30.Contingent liabilities
The Group has no contingent liabilities in respect of legal claims arising in the ordinary course of business. There are no material legal proceedings to which the Company is a party.

Annual Report	159

31.Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. The Company has identified the following related parties and related transactions.
A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately entirely owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”).
Based on the Company’s contribution and equity interest in Overland ADCT BioPharma, certain of the Company’s employees serve on its board of directors. As a result, Overland ADCT BioPharma is considered a related party.
Services provided by the Company
The Company provides certain administrative services to three subsidiaries of ATH and provides Overland ADCT BioPharma clinical supply for use in trials and supply for early access programs, the amounts of which have been deemed immaterial.

As contemplated by the license agreement with Overland ADCT BioPharma, Overland ADCT BioPharma has elected to participate in certain of the Company’s global clinical trials, in exchange for which it reimburses the Company for a portion of the cost of those trials. Overland ADCT BioPharma also reimburses the Company for certain expenses in connection with technology transfer and assistance of clinical personnel. During the year ended December 31, 2022, the Company incurred KUSD 2,768 of clinical trial and service costs to be reimbursed by Overland ADCT BioPharma, which is recorded as a reduction of R&D expenses in the Company’s consolidated statement of operations (2021: KUSD 2,268 and 2020: KUSD nil).
Services provided to the Company
There were no material services provided to the Company during 2022, 2021 or 2020 by related parties.
Other transactions with related parties
Of the 597,774 shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes on April 15, 2020 (see note 28, “Share capital”), 556,799 were surrendered by related parties.
Of the 4,777,996 shares issued by way of capitalization of reserves on April 16, 2020 (see note 28, “Share capital”), 1,222,966 shares were issued to related parties.
In connection with the Company’s IPO, HPWH TH AG purchased 950,000 shares on the same terms as other investors.
In connection with the Company’s follow-on offering Auven Therapeutics GP Ltd., through A.T. Holdings II Sàrl and ADC Products Switzerland Sàrl (“the Selling Shareholders”) granted to the underwriters an option to purchase up to 900,000 additional common shares at the public offering price of USD 34.00 per share, less underwriting discounts and commissions. On October 9, 2020, the underwriters exercised in full their option to purchase an additional 900,000 common shares from the Selling Shareholders at a price of USD 34.00, less underwriting discounts and commissions. The Company did not receive any proceeds or incur any costs related to the sale of these shares by the Selling Shareholders. The Selling Shareholders incurred all costs in addition to underwriting fees and commissions.
Chairman’s equity awards
The Company granted the Chairman, Mr. Squarer, options to acquire 1,125,545 common shares at USD 18.75 per share in connection with his election to the Board of Directors, representing approximately 2% of our then-outstanding share capital. These options are scheduled to vest upon Mr. Squarer’s continued service through designated dates over a three-year period, or immediately upon a change in control. In accordance with its agreement with Mr. Squarer, the Company provided Mr. Squarer with an additional grant of 341,403 options on June 4, 2020 with an exercise price equal to the fair market value of the Company’s shares on that date, to bring Mr. Squarer’s total rights to acquire the Company’s shares to 2% of the then-outstanding share capital (measured without consideration of the shares underlying these grants).

Annual Report	160

Related party balances

The Company had a related party receivable balance with Overland ADCT BioPharma of KUSD 805 and KUSD 789 as of December 31, 2022 and December 31, 2021, respectively. There was KUSD 20 in trade accounts payable with related parties as of December 31, 2022 (2021: KUSD nil).
Key management compensation
The compensation of key management is shown below:

(in KUSD)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Salaries and other short-term employee costs	10,582	8,872	7,690
Pension costs	426	442	455
Share-based compensation expense	23,323	24,649	16,752
Other compensation	241	142	196
Total	34,572	34,105	25,093
During 2022, there was an organizational realignment of certain key management as a result of the appointment of the Company's new CEO and other key executives. The key management compensation for 2022 reflects the new management structure, while the comparable prior periods have not been recast to conform to the current structure.
32.Loss per share
The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period, excluding common shares owned by the Company and held as treasury shares, as follows:

	For the Years Ended December 31,
(in KUSD, except per share amounts)	2022	2021	2020
Loss attributable to owners	(155,800)	(230,026)	(246,290)
Weighted average number of shares outstanding (1)	78,152,964	76,748,204	65,410,292
Basic and diluted loss per share	(1.99)	(3.00)	(3.77)
(1) Share data have been revised to give effect to the share consolidation as explained in note 2 (iv) as all Class B, C, D and E preferred shares were converted into common shares upon the completion of the IPO, loss per share data are presented on that basis for all periods.
For the year ended December 31, 2022, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Equity Incentive Plan 2019, 2022 ESPP and the Company’s warrant agreements, as the effect of including those shares would be anti-dilutive. For the years ended December 31, 2021 and 2020, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the 2019 Equity Incentive Plan and the conversion of the principal amount of the convertible loans into the Company’s common shares as the effect of including those shares would be anti-dilutive. See note 26, “Share-based compensation expense,” note 23, “Senior secured term loan facility and warrants,” note 25, “Deerfield warrants” and note 24, “Convertible loans” for further information.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	For the Years Ended December 31,
	2022	2021	2020
2019 Equity Incentive Plan - Share Options	11,156,101	5,951,115	2,904,673
2019 Equity Incentive Plan - RSUs	1,633,507	495,879	63,281
Conversion of the principal amount of convertible loans into the Company's common shares	—	3,866,261	1,665,465
Outstanding warrants	4,940,135	—	—
2022 ESPP	130,348	—	—
	17,860,091	10,313,255	4,633,419

Annual Report	161

33.Foreign currency exchange rate
The following exchange rates have been used for the translation of the financial statements of ADCT UK, the functional currency of which is the British pound:

USD / GBP	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Closing rate, GBP 1	1.2097	1.3512	1.3650
Weighted average exchange rate, GBP 1	1.1847	1.3741	1.2842
34.Events after the reporting date
The Company has evaluated its subsequent events through March 15, 2023, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the consolidated financial statements, other than the item described below.
On January 30, 2023, the Company expanded the square footage of its existing lease related to its U.K. office. The lease commences on January 30, 2023 and expires on January 27, 2031, and includes an option to terminate early on January 26, 2026. The Company is reasonably certain it will not terminate the lease early and therefore will account for the lease using an eight-year lease term. Total rent payments through January 27, 2031 are estimated to be USD 7.9 million.
On February 2, 2023, the Company entered into a letter agreement (the “Auven Agreement”) with A.T. Holdings II Sàrl (“A.T. Holdings II”), pursuant to which the Company agreed to assist A.T. Holdings II effect the registration under the Securities Act of 1933, as amended (the “Securities Act”), of at least 12,000,000 common shares held by it and to facilitate the potential public offering of such common shares. No other registration rights have been granted to A.T. Holdings II for any other shares. The public offering contemplated by the Auven Agreement occurred on February 2, 2023.
On February 8, 2023 the Company's board of directors approved an additional 1,713,805 common shares which increased the number of common shares which may be granted under the 2019 Equity Incentive Plan to 17,741,355 common shares.
On March 6, 2023, the Company commenced a tender offer with employees to exchange eligible options for new options as detailed in our Schedule TO filed March 6, 2023 with the Securities and Exchange Commission (the “Exchange Offer”), to, among other things, further align employee incentives with the current market. The Exchange Offer will expire on April 3, 2023, unless extended or earlier terminated, and new options are expected to be granted on or around April 4, 2023. Approximately 256 employees holding stock options to purchase 3.2 million common shares, with exercise prices ranging from USD 8.12 per share to USD 48.77 per share, are eligible to participate in the Exchange Offer, and assuming all eligible stock options are exchanged and cancelled, approximately 1.4 million new stock options will be granted based on the exchange ratios set forth in the Exchange Offer. The new awards will include additional vesting conditions.
The Company will continue to recognize share-based compensation expense equal to the grant date fair value of the exchanged options plus the incremental share-based compensation expense, if any, of the new options when granted. The incremental share-based compensation expense associated with this Exchange Offer will be measured as the excess of the fair value of each award of new options granted to participants in this Exchange Offer, measured as of the date the new options are granted, over the fair value of the eligible options replaced in exchange for the new options, measured immediately prior to the replacement.

The amount of incremental share-based compensation expense, if any, will depend on a number of factors, including the level of participation in this Exchange Offer, the exercise price per share of the eligible options exchanged in the Exchange Offer and the exercise price per share of the new options. Since these factors cannot be predicted with any certainty as of the date of the Exchange Offer and will not be known until the fair value is determined on the expiration date of April 4, 2023, the Company cannot predict the exact amount of the incremental share-based compensation expense that will result from this Exchange Offer, if any. The Company will recognize any such incremental share-based compensation expense ratably over the vesting period of the new options.

Annual Report	162

Report from the Auditor on the Statutory Financial Statements of ADC Therapeutics SA

Annual Report	163

ADC Therapeutics SA Epalinges Report of the statutory auditor to the General Meeting on the financial statements 2022

Annual Report	164

Report of the statutory auditor
to the General Meeting of ADC Therapeutics SA
Epalinges
Report on the audit of the financial statements

Opinion

We have audited the financial statements of ADC Therapeutics SA (the Company), which comprise the balance sheet as at 31 December 2022, and the income statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements (pages 169 to 183) comply with Swiss law and the company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 6,612 thousand
Benchmark applied	Loss before taxes
Rationale for the materiality benchmark applied	We chose loss before taxes as the benchmark because, in our view, it is the benchmark against which the performance of the Company is most commonly measured, and it is a generally accepted benchmark.

We agreed with the Audit Committee that we would report to them misstatements above CHF 661 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Annual Report	165

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

Key audit matters

We have determined that there are no key audit matters to communicate in our report.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

Annual Report	166

•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed carry forward of the accumulated losses complies with Swiss law and the company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Luc Schulthess	/s/ Alex Fuhrer
Licensed Audit expert Auditor in charge	Licensed Audit expert
Lausanne, 15 March 2023

Annual Report	167

Statutory Financial Statements of ADC Therapeutics SA
for the Year Ended December 31, 2022

Annual Report	168

Balance Sheet as of December 31,

	Note	2022	2021
		CHF	CHF
Current assets
Cash and cash equivalents		287,274,726	423,317,524
Accounts receivable	1.7	46,230,016	—
Inventory	1.3	15,477,603	8,058,184
Other current assets		7,924,754	4,575,932
Accrued income and prepaid expenses		5,761,137	6,697,734
Total current assets		362,668,236	442,649,374

Non-current assets
Property, plant and equipment		105,667	192,709
Intangible assets	2.1	11,018,450	10,220,334
Other financial assets		77,021	77,021
Total non-current assets		11,201,138	10,490,064

Total Assets		373,869,374	453,139,438

Current liabilities
Trade accounts payable:
- due to third parties		4,675,871	4,048,656
- due to group companies		13,214,682	5,458,159
Accrued expenses	3.3	29,587,751	23,184,557
Total current liabilities		47,478,304	32,691,372

Non-current liabilities
Senior secured term loans	1.10	110,951,998	—
Convertible loan	1.11	—	104,977,405
Deferred royalty obligation	1.12	208,034,996	205,390,575
Total non-current liabilities		318,986,994	310,367,980

Total liabilities		366,465,298	343,059,352

Shareholders' equity
Share capital	2.2	7,123,356	6,261,600
Reserves from capital contribution	2.2	969,896,972	944,742,494
Treasury shares	2.2	(671,954)	(116,762)
Other legal reserves		19,560	19,560
Accumulated losses		(840,826,806)	(645,337,744)
Loss for the year		(128,137,052)	(195,489,062)
Total shareholders' equity		7,404,076	110,080,086

Total liabilities and shareholders' equity		373,869,374	453,139,438

Annual Report	169

Income statement for the financial year ended December 31,

	Note	2022	2021
		CHF	CHF

Total revenue	1.7	193,827,997	28,152,616

Cost of sales	1.8	(4,371,390)	(1,273,291)
Research and development expenses	1.9	(168,929,611)	(134,772,760)
Selling and marketing expenses	1.9	(60,492,554)	(51,229,888)
General and administrative expenses	1.9	(43,082,981)	(33,634,519)
Operating loss		(83,048,539)	(192,757,842)

Financial income		2,450,377	58,962
Financial expense	1.11, 1.12	(44,398,525)	(6,538,924)
Senior secured term loan, convertible loan and deferred royalty obligation - transaction costs	1.1, 1.10, 1.11, 1.12	(7,095,257)	(6,906,442)
Exchange differences		(162,535)	(123,919)

Loss before taxes		(132,254,479)	(206,268,165)

Direct taxes		—	—

Net taxable loss for the year		(132,254,479)	(206,268,165)

Gain on financial statement conversion		4,117,427	10,779,103

Net loss for the year		(128,137,052)	(195,489,062)

Annual Report	170

Notes to the audited statutory financial statements for the year ended December 31, 2022

1. Accounting principles applied in the preparation of the financial statements

1.1 General Aspects

ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated as a Swiss limited liability company (société à responsabilité limitée) on June 6, 2011 under the laws of Switzerland. The Company converted to a Swiss stock corporation (société anonyme) under the laws of Switzerland on October 13, 2015. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland.

The Company is focused on the development and commercialization of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. ADCs are drug constructs that combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads that seek to kill any cancer cell to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.

These financial statements have been prepared in accordance with the provisions of commercial accounting as set out in the Swiss Code of Obligations (Art. 957 to 963b CO, effective since January 1, 2013). The Company is presenting consolidated financial statements according to IFRS. Therefore, the Company has applied the exemption included in article 961d, paragraph 1 SCO, and has not prepared additional disclosures, a separate cash flow statement and a management report for SCO purposes.

Going concern basis

ADCT is a commercial-stage company developing innovative therapeutics. The Company is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Company's success may also depend on its ability to:

•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.

Since its incorporation, the Company has primarily funded its growth through capital increases and additional funds provided by research collaborations, license agreements, the issuance of the Company’s common shares, the issuance of convertible loans, the issuance of term loans and proceeds from a royalty purchase agreement. In January 2022 and July 2022, the Company entered into exclusive license agreements with Mitsubishi Tanabe Pharma Corporation ("MTPC") and Swedish Orphan Biovitrum AB ("Sobi"), respectively, for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan and all territories outside the U.S., greater China, Singapore and Japan, respectively. In August 2022, the Company drew down USD 120.0 million (CHF 111.0 million) principal amount of senior secured term loans, entered into an exchange agreement with Deerfield Partners, L.P., and Deerfield Private Design Fund IV, L.P. (collectively, “Deerfield”) and sold shares to Owl Rock Opportunistic Master Fund II, L.P. and OR Opportunistic DL (C), L.P. (the "Purchasers") under a share purchase agreement. The Company does not have recourse to bank loans. As a result, the Company is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the senior secured term loan facility, it must maintain a balance of at least USD 60 million (CHF 55.5 million) in cash and cash equivalents plus any accounts payable that are greater than ninety days old at the end of each reporting period.

The Company has incurred significant R&D expenses since commencing operations, generating negative cash flows from operating activities. As of December 31, 2022, the Company’s cash and cash equivalents amounted to KCHF 287,275 (December 31, 2021: KCHF 423,318).

Management believes that the Company has sufficient resources to meet its financial obligations for at least the next 12 months from the date of issuance of these financial statements and as a result, is presenting these financial statements of the Company on a going concern basis.
COVID – 19

The Company continues to monitor the COVID-19 pandemic and its impact to operations. During the height of the COVID-19 pandemic, the Company commercialized ZYNLONTA using hybrid launch plans. The Company continued to see an increase in face-to-face interactions with physicians in fiscal year 2022, which it believes is a key pillar of its continued success in driving the adoption of ZYNLONTA through ongoing dialogs with the healthcare provider community on ZYNLONTA's differentiated product profile. At this time, Company employees are meeting

Annual Report	171

with investigators and site staff in person as allowed by institutions. The Company continues to closely monitor the potential effects of the COVID-19 pandemic and has undertaken certain risk mitigation measures. The Company has concluded that there is no material uncertainty that may cast a significant doubt upon the Company’s ability to continue as a going concern.

1.2 Foreign currency translation

Functional and presentation currency

The accounts of the Company are maintained in United States dollars (“USD”) as the dollar is the currency of the primary economic environment in which the Company operates (“the functional currency”). However, these financial statements are presented in Swiss francs (“CHF”), which is the Company's presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of such transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement within “Exchange differences”.

Presentation values in CHF are obtained using the following translation methods:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate as of the date of that balance sheet, except shareholders' equity, which is translated using historical rates;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates for the period; and

(iii) all resulting exchange differences are recognized, if gains, under “Provision for unrealized exchange gains” as a liability and, if losses, recognized as an expense within the income statement for the portion in excess of previously deferred gains.

The following exchange rates (USD/CHF) have been used for the above translation:

(USD/CHF)		Year Ended December 31, 2022	Year Ended December 31, 2021
Closing rates, USD 1	CHF	0.924599	0.912847
Average rates, USD 1	CHF	0.954742	0.914158

1.3Inventory
Prior to receiving FDA approval of ZYNLONTA, the Company had written down inventory costs relating to the manufacture of ZYNLONTA to a net realizable value of zero. The Company believed that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, was only appropriate when management considered it highly probable that pre-approval inventory costs would be recoverable through future sales of the drug product. The determination to capitalize was based on the particular facts and circumstances related to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination was made varied from product to product. The impairment charges were recorded as Research and development (“R&D”) expenses in the Company’s income statement. Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, the Company reversed KCHF 7,394 of previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of impairment charges was recorded as a gain to R&D expenses in the Company’s income statement. For the year ended December 31, 2022, the Company designated certain capitalized pre-approval ZYNLONTA inventory for R&D use and recorded a charge to R&D expenses, which was partially offset by a reversal of previously recorded impairment charges. The Company recorded an expense to R&D in the Company’s income statement for the year ended December 31, 2022 of KCHF 72. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product.
Inventory of ZYNLONTA is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. The Company assesses the recoverability of capitalized inventory during each reporting period and will write down excess or obsolete inventory to its net realizable value in the period in which the impairment is identified within Cost of sales in the Company’s income statement. Included in

Annual Report	172

inventory of ZYNLONTA are materials used in the production of preclinical and clinical products, which are charged to R&D expenses when consumed.
The Company will continue to assess the likelihood that inventory costs associated with its other drug product candidates are recoverable through future sales of such product candidates to determine if and when such costs should be capitalized as inventory or be expensed to R&D expenses. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. If it is determined that inventory costs associated with a product candidate are not highly probable to be recovered through future sales, the Company would record such costs to R&D expenses.
1.4Property, plant and equipment

All property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life, as follows:

Leasehold improvements	10 years
Office equipment	5 years
Hardware	3 years

Annual Report	173

1.5Intangible assets
Licenses
Licenses acquired are capitalized as intangible assets at historical cost. Licenses with definite-useful lives are amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. Prior to regulatory and marketing approval, licenses are treated as indefinite-lived assets and not amortized. These licenses are tested annually for impairment in the last quarter of each fiscal year and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Amortization and impairment of licenses
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to R&D expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to Cost of sales over the licenses’ estimated useful lives. The useful life of definite-lived intangible assets will depend upon the legal term of the individual patent in the country in which the patent is obtained. In determining the useful life, the Company utilizes the last-to-expire period of exclusivity (primary patent or regulatory approval) related to the primary marketed drug product. The Company may be able to obtain a patent term extension. However, the Company will only consider the inclusion of an extension period to the extent the Company believes it is highly probable of being granted. See note 2.1, “Intangible assets” for further information.
Internally generated intangible assets
Internal R&D costs are fully charged to R&D expenses in the period in which they are incurred. The Company considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union or China.
Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. These internally generated intangible assets are recorded as an indefinite-lived intangible asset until regulatory approval is achieved and/or commercial launch. At that point, the asset will become a definite-lived intangible asset and the Company will commence amortization of the asset based on a systematic and rational approach. See note 2.1, “Intangible assets” for further information.

1.6Investments
As of December 31, 2022, the Company had three subsidiaries. The following table describes the principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
ADC Therapeutics America, Inc.	United States	100%	Clinical, commercial and U.S. operations
ADC Therapeutics (UK) Limited	England	100%	Research and development
ADC Therapeutics (NL) BV	Netherlands	100%	EU launch of ZYNLONTA
As of December 31, 2021, the Company had two subsidiaries. The following table describes the principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
ADC Therapeutics America, Inc.	United States	100%	Clinical, commercial and U.S. operations
ADC Therapeutics (UK) Limited	England	100%	Research and development

Annual Report	174

In addition to the three subsidiaries above, as of December 31, 2022, the Company owns a 49% equity interest in a joint venture company, Overland ADCT Biopharma (CY) Limited, to develop and commercialize its flagship product (ZYNLONTA) and three of its ADC product candidates (ADCT-601, ADCT-602 and ADCT-901) in greater China and Singapore.
1.7Revenue

Upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, the Company began generating revenue from the sale of its product candidates within the United States. Revenue is generated between the Company and ADCT America at the time drug product is transferred to the third party logistics and distribution provider.

On January 18, 2022, the Company entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30.0 million (CHF 28.6 million) and may receive up to an additional USD 205.0 million (CHF 195.6 million) in milestones if certain development and commercial events are achieved. The Company will also be entitled to receive royalties ranging in percentage from the high teens to the low twenties based on net sales of ZYNLONTA in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies by bearing a portion of the study costs. In addition, the Company will supply ZYNLONTA to MTPC for its drug development and commercialization under a supply agreement.

Furthermore, on July 8, 2022, the Company entered into an exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55.0 million (CHF 52.5 million) and is eligible to receive up to USD 382.5 million (CHF 365.0 million) in regulatory and net sales-based milestones, of which USD 50.0 million (CHF 47.7 million) in license revenue was recognized in December 2022 upon approval of the Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL.
1.8 Cost of sales
Cost of sales primarily includes direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. Inventory amounts written down as a result of excess or obsolescence are charged to Cost of sales.
1.9 Operating expenses

Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenses are capitalized only if it meets the recognition criteria of Swiss law. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the income statement. When certain criteria are met, the Company capitalizes the internal development expenses as internally generated intangible assets and amortizes the asset over its estimated useful life based on a systematic and rational approach. In addition, R&D expenses include the recharge of R&D services that ADC Therapeutics America, Inc. (“ADCT America”) and ADC Therapeutics (UK) Ltd (“ADCT UK”) perform on behalf of the Company.

Selling and marketing expenditure is recognized in expense in the year in which it is incurred and includes the recharge of expenses from ADCT America for services performed on behalf of the Company.

General and administrative expenditure is recognized in expense in the year in which it is incurred and includes the recharge of expenses from ADCT America for services performed on behalf of the Company.
1.10 Senior secured term loan facility
The Company, ADCT UK and ADCT America entered into a USD 175.0 million (CHF 165.3 million) Loan Agreement on August 15, 2022, pursuant to which the counterparty agreed to extend secured term loans to the Company in disbursements as follows: (i) a First Tranche and (ii) Future Tranches.

Accounting for the First Tranche

On August 15, 2022, the Company drew down the First Tranche of the senior secured term loans in the amount of USD 120.0 million (CHF 113.3 million) and issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 (CHF 7.84) per share. The Company has accounted for the initial USD 120.0 million (CHF 113.3 million) in cash received as debt at nominal value.

Annual Report	175

Expenses and fees payable upon the issuance of the First Tranche of senior secured term loans were charged directly to the Company’s income statement. The interest rate, which is variable and ranged from 10.36% to 11.20%, is dependent upon market factors and is based on a 360-day year, and is paid on the last business day of each quarter.

Accounting for the Future Tranches

The Company has no obligation to draw down the Future Tranches of the senior secured term loans. Therefore, the Company will account for the Future Tranches, when drawn upon, as debt.

1.11 Convertible loans
The Company entered into a USD 115.0 million (CHF 109.2 million) Facility Agreement on April 24, 2020, pursuant to which Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i) an initial disbursement of convertible loans in the amount of USD 65.0 million (CHF 63.4 million) upon the completion of the IPO, and satisfaction of certain other conditions and
(ii) a subsequent disbursement of convertible loans in the amount of USD 50.0 million (CHF 45.8 million) upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions.
The interest rate on both loans was 5.95%, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2020 and July 1, 2021.
On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million (CHF 108.6 million) aggregate principal amount of the Company’s senior secured convertible loans for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million (CHF 110.8 million). As a result of the exchange agreement, the Company recognized a loss on extinguishment of USD 23.3 million (CHF 22.3 million), which primarily consists of the unpaid interest payments through the maturity date as well as transaction costs and exit fees. The loss on extinguishment was recorded within Financial expense in the Company’s income statement.
1.12 Deferred royalty obligation
On August 25, 2021, the Company entered into a royalty purchase agreement with HCR. The Company has accounted for the initial cash received as debt. Royalty payments made to HCR are accounted for as financial expense until the total payments have reached the potential maximum amount payable pursuant to the terms and conditions of the royalty purchase agreement less the nominal amount USD 225.0 million (CHF 208.0 million) of the debt. Thereafter the payments will be accounted for as repayment of the debt.

Annual Report	176

2. Information on the balance sheet and profit and loss items

2.1 Intangible Assets

(in CHF)	Indefinite lived		Definite lived
	Licenses	Internal development costs	Internal development costs	Licenses	Software	Total
Cost
January 1, 2021	7,540,749	—	—	—	110,583	7,651,332
Additions	2,093,546	576,006	—	547,745	—	3,217,297
Transfer	(412,531)	—	—	412,531	—	—
Exchange difference	259,415	—	—	—	3,804	263,219
December 31, 2021	9,481,179	576,006	—	960,276	114,387	11,131,848
Additions	663,442	307,983	—	—	17,901	989,326
Transfer	—	(882,006)	882,006	—	—	—
Exchange difference	100,802	(1,983)	—	12,364	908	112,091
December 31, 2022	10,245,423	—	882,006	972,640	133,196	12,233,265

Accumulated amortization
January 1, 2021	(735,488)	—	—	—	(42,186)	(777,674)
Amortization	—	—	—	(45,793)	(61,448)	(107,241)
Exchange difference	(25,302)	—	—	66	(1,363)	(26,599)
December 31, 2021	(760,790)	—	—	(45,727)	(104,997)	(911,514)
Amortization	—	—	—	(71,739)	(13,211)	(84,950)
Impairment	(216,119)	—	—	—	—	(216,119)
Exchange difference	(2,972)	—	—	1,675	(935)	(2,232)
December 31, 2022	(979,881)	—	—	(115,791)	(119,143)	(1,214,815)

Net book amount
December 31, 2021	8,720,389	576,006	—	914,549	9,390	10,220,334
December 31, 2022	9,265,542	—	882,006	856,849	14,053	11,018,450

Licenses

The Company has capitalized certain payments for licenses in accordance with its accounting policy note 1.5, “Intangible assets”.

During 2022, the Company terminated one of its programs. In connection with the Company’s annual impairment test performed during 2022, it was concluded that an impairment charge of CHF 216,119 was required related to the termination of one of the Company's programs. This impairment charge was recognized within R&D expenses within the Income statement. There was no impairment charge recognized during 2021.

Annual Report	177

2.2 Share capital

Total number of shares
January 1, 2021	76,770,000
Issuance of share capital / capital contributions	1,500,000
December 31, 2021	78,270,000
Issuance of share capital / capital contributions	10,771,946
December 31, 2022	89,041,946

(in CHF)	Share capital	Share premium	Treasury shares	Total
January 1, 2021	6,141,600	944,035,541	(3,877)	950,173,264
Issuance of share capital / capital contributions	120,000	—	—	120,000
Treasury shares - additions	—	—	(120,000)	(120,000)
Shares issued for exercise of option awards	—	706,953	7,115	714,068
December 31, 2021	6,261,600	944,742,494	(116,762)	950,887,332
Issuance of share capital / capital contributions	861,756	25,211,133	—	26,072,889
Treasury shares - additions	—	—	(861,756)	(861,756)
Treasury shares - disposals	—	—	249,909	249,909
Shares issued for exercise and vesting of awards	—	(56,655)	56,655	—
December 31, 2022	7,123,356	969,896,972	(671,954)	976,348,374

All issuances of share capital or capital contributions are shown net of transaction costs. Par value of shares is CHF 0.08 per share and each registered share carries one voting right. Under Swiss law, shareholder liability is limited to capital contributions.

At December 31, 2022, the share capital of the Company amounts to CHF 7,123,356, consisting of 89,041,946 issued and fully paid-in registered shares with a nominal value of CHF 0.08 each.

Movements during 2021

On April 1, 2021, the Company issued 1,500,000 ordinary shares at a par value of CHF 0.08 to be held as treasury shares which increased share capital by CHF 120,000 and increased treasury shares for a corresponding amount.

On various dates in 2021, employees exercised their options to purchase 41,382 shares and 47,553 RSUs vested which decreased treasury shares with an increase to share premium.

Movements during 2022

On August 15, 2022, the Company entered into a share purchase agreement with the Owl Rock Opportunistic Master Fund II, L.P. and OR Opportunistic DL (C), L.P. (the “Purchasers”), pursuant to which, on September 6, 2022, the Company issued and sold to the Purchasers an aggregate of 733,568 common shares at USD 8.52 (CHF 8.36) per share. These shares were issued from the Company’s treasury shares at par value of CHF 0.08.

On September 5, 2022, the Company issued 3,123,865 common shares at a par value of CHF 0.08 to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares as treasury shares. The Company subsequently issued 733,568 treasury shares to the Purchasers, in accordance with the share purchase agreement and 2,390,297 treasury shares to Deerfield in accordance with the exchange agreement entered into on August 15, 2022.

On November 1, 2022, the Company issued 7,648,081 common shares at a par value of CHF 0.08 to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares as treasury shares to be used in connection with an “at the market” offering program.

On various dates in 2022, 708,184 RSUs vested which decreased treasury shares with a decrease to share premium.

Annual Report	178

Treasury shares

Movements on the treasury shares position are as follows:

	2022		2021
	Number of treasury shares	Value (in CHF)	Number of treasury shares	Value (in CHF)
January 1,	1,459,522	116,762	48,457	3,877
Additions	10,771,946	861,756	1,500,000	120,000
Disposals	(3,832,049)	(306,564)	(88,935)	(7,115)
December 31,	8,399,419	671,954	1,459,522	116,762

As at December 31, 2022, the Company owns 8,399,419 treasury shares for a value of CHF 671,954 (2021: 1,459,522 treasury shares for a value of CHF 116,762).

2.3 Authorized share capital

The Company’s board of directors (the “Board”) was authorized, subject to compliance with the Company's shareholder agreement, to increase the share capital at any time until June 9, 2023, by a maximum amount of CHF 2,460,268 by issuing a maximum of 30,753,351 common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible. As at December 31, 2022, the remaining maximum amount is CHF 2,460,268, which may be raised by issuing a maximum of 30,753,351 common shares.
2.4 Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

Our nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 1,432,776 through the issuance of not more than 17,909,703 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of our subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but will have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

Conditional Share Capital for Equity Incentive Plans

Our nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 936,000 through the (direct or indirect) issuance of not more than 11,700,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the Board, contractors or consultants of the Company or of one of our subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the Board.

3. Other information

3.1 Full-time equivalents

The number of full-time employee equivalents did not exceed 50 on an annual average basis.

3.2 Information required for income statement categorized by nature of expense

(in CHF)	Year ended December 31, 2022	Year ended December 31, 2021
Staff costs	13,085,509	11,242,578
Depreciation	92,441	47,900
Amortization	84,950	107,241
Impairment of intangible assets	216,119	—

Annual Report	179

3.3 Accrued expenses

(in CHF)	Year ended December 31, 2022	Year ended December 31, 2021
Accrued payroll	2,927,950	2,670,313
Accrued R&D	19,864,500	15,019,498
Other accrued	6,795,301	5,494,746
Total	29,587,751	23,184,557

3.4 Pension liabilities

On December 31, 2022, the liability to the third-party contracted pension plan amounted to CHF 294,809 (2021: CHF 280,148).

3.5 Residual amount of leasing obligations

The incidence of amounts payable under lease obligations having a residual term of more than 12 months or which cannot be canceled within the 12 months following the year-end is as follows:

(in CHF)	December 31, 2022	December 31, 2021
Not later than 1 year	264,652	264,652
Later than 1 year and not later than 5 years	121,899	386,551
Total	386,551	651,203

These amounts include payments related to rental or lease contracts up to the end of their (a) contract period or (b) notice period, as applicable.

3.6 Shareholders’ rights and equity awards

The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 of the Swiss Code of Obligations (CO) as of December 31, 2022 and 2021:

	Shares		Options and RSUs
(in CHF, except share data)	Number of Shares	Amount	Number of Options and RSUs	Amount
Issued to executive officers and directors	3,222,531	11,439,985	5,882,518	80,981,342
Issued to employees (1)	—	—	7,454,526	90,001,583
Total at December 31, 2022	3,222,531	11,439,985	13,337,044	170,982,925

	Shares		Options and RSUs
(in CHF, except share data)	Number of Shares	Amount	Number of Options and RSUs	Amount
Issued to executive officers and directors	3,845,344	71,100,411	3,968,825	78,599,218
Issued to employees (1)	—	—	3,386,302	61,442,875
Total at December 31, 2021	3,845,344	71,100,411	7,355,127	140,042,093

(1) Shares issued to employees is not required to be disclosed under Swiss law.
Share values are based on the Company’s closing share price of USD 3.84 (CHF 3.55) and USD 20.20 (CHF 18.49) at December 31, 2022 and 2021, respectively. Equity awards are comprised of options and restricted share unit awards. The fair value of the Company’s options is determined using the Black-Scholes Model and its RSU awards are valued using the closing share price of the Company’s common shares traded on the NYSE on the date of the award. Total shares are derived from the Company’s transfer agent’s records as at December 31, 2022 and 2021.

Annual Report	180

The table below represents the number of common shares beneficially owned and the percentage of common shares beneficially owned by principal shareholders who own more than 5% of shares outstanding as of December 31, 2022 and 2021.

	As of December 31, 2022		As of December 31, 2021
Principal Shareholders	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
AT Holdings II Sarl	16,642,483	20.6%	16,642,483	21.7%
FMR LLC	4,653,453	5.8%	7,672,673	10.0%
Entities affiliated with Dr. Hans-Peter Wild	9,773,688	12.1%	9,023,688	11.7%
Redmile Group LLC	7,565,249	9.4%	7,451,029	9.7%
ADC Products Switzerland Sarl	*	*	4,773,122	6.2%
AstraZeneca UK Limited	*	*	4,011,215	5.2%

* Less than 5% of our total outstanding common shares.

Annual Report	181

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO as at December 31, 2022:

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Vested	RSUs - Unvested
Ameet Mallik (1)	Chief Executive Officer and Director	—	—	1,067,961	—	234,375
Jose “Pepe” Carmona (2)	Chief Financial Officer	—	—	460,000	—	—
Michael Forer	Vice Chairman	556,840	135,872	245,891	172,036	201,526
Patrick van Berkel	Chief Scientific Officer	374,082	119,675	186,461	150,928	175,057
Non-Executive Directors
Ron Squarer	Chairman of the Board of Directors	8,000	1,344,924	241,258	3,484	19,519
Jean-Pierre Bizzari (3)	Director	—	—	30,937	—	—
Stephen Evans-Freke (4)	Director	3,500	9,649	4,825	10,193	—
Peter Hug	Director	77,273	—	—	10,193	—
Christopher Martin (1)	Co-Founder, Director and Former CEO	1,527,149	250,610	534,010	50,102	120,211
Viviane Monges	Director	1,500	13,976	16,961	10,193	—
Thomas Pfisterer	Director	560,629	—	—	10,193	—
Tyrell Rivers	Director	—	—	—	—	—
Victor Sandor	Director	—	20,741	10,371	10,193	—
Jacques Theurillat	Director	113,558	—	—	10,193	—
1.Mr. Mallik was elected as Chief Executive Officer and a member of Executive Management on May 9, 2022 at which time Mr. Martin ceased to be a member of Executive Management.
2.Mr. Carmona was elected as Chief Financial Officer and a member of Executive Management on December 19, 2022.
3.Mr. Bizzari was elected as a director on July 1, 2022.
4.In addition, Stephen Evans-Freke may be deemed to have shared voting and investment power with respect to the shares held by entities affiliated with Auven Therapeutics GP Ltd., which held an aggregate of 18,327,423 shares (not included in the above table).

3.7 Events after the reporting date
The Board has considered events since December 31, 2022 up to March 15, 2023, the date on which it proposes acceptance of the financial statements of the Company for subsequent approval by the Annual General Meeting, and has concluded that there are no events after the reporting date requiring disclosure in the financial statements, other than the items described below.
On February 2, 2023, the Company entered into a letter agreement (the “Auven Agreement”) with A.T. Holdings II Sàrl (“A.T. Holdings II”), pursuant to which the Company agreed to assist A.T. Holdings II effect the registration under the Securities Act of 1933, as amended (the “Securities Act”), of at least 12,000,000 common shares held by it and to facilitate the potential public offering of such common shares. No other registration rights have been granted to A.T. Holdings II for any other shares. The public offering contemplated by the Auven Agreement occurred on February 2, 2023.
On March 6, 2023, the Company commenced a tender offer with employees to exchange eligible options for new options as detailed in our Schedule TO filed March 6, 2023 with the Securities and Exchange Commission (the “Exchange Offer”), to, among other things, further align employee incentives with the current market. The Exchange Offer will expire on April 3, 2023, unless extended or earlier terminated, and new options are expected to be granted on or around April 4, 2023. Approximately 256 employees holding stock options to purchase 3.2 million common shares, with exercise prices ranging from USD 8.12 (CHF 7.51) per share to USD 48.77 (CHF 45.09) per share, are eligible to participate in the Exchange Offer, and assuming all eligible stock options are exchanged and cancelled, approximately 1.4 million new stock options will be granted based on the exchange ratios set forth in the Exchange Offer. The new awards will include additional vesting conditions.

Annual Report	182

The following table presents the Company’s accumulated losses carried forward for the years ended December 31, 2022 and 2021:

Accumulated losses carried forward
(in CHF)
	For the Year Ended December 31,
	2022	2021

Accumulated losses at the beginning of the period	(840,826,806)	(645,337,744)

Loss for the year	(128,137,052)	(195,489,062)

Accumulated losses available to the general meeting	(968,963,858)	(840,826,806)

The following table presents the motion of the board of directors on the allocation of accumulated losses as of December 31, 2022 and 2021:

Motion of the board of directors on the allocation of accumulated losses
(in CHF)

	December 31,
	2022	2021
	Motion of the board of directors	Resolution of the general meeting

Accumulated losses available to the general meeting	(968,963,858)	(840,826,806)

Carried forward	(968,963,858)	(840,826,806)

Annual Report	183

Report from the Auditor on the Compensation Report
of ADC Therapeutics SA

Annual Report	184

ADC Therapeutics SA Epalinges Report of the statutory auditor to the General Meeting on the compensation report 2022

Annual Report	185

Report of the statutory auditor
to the General Meeting of ADC Therapeutics SA
Epalinges
Report on the audit of the compensation report

Opinion

We have audited the compensation report of ADC Therapeutics SA (the Company) for the year ended 31 December 2022. The audit was limited to the information on remuneration, loans and advances pursuant to Art. 14 to 16 of the Ordinance against Excessive Remuneration in Listed Companies Limited by Shares (Ordinance) in the tables 2.c., 3.c. and 4., and the information in sections 2.b. and 4. of the compensation report.

In our opinion, the information on remuneration, loans and advances in the compensation report (pages 189 to 199) complies with Swiss law and article 14 to 16 of the Ordinance.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables 2.c., 3.c. and 4., and the information in sections 2.b. and 4. In the compensation report, the consolidated financial statements, the financial statements and our auditor’s reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor’s responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information on remuneration, loans and advances pursuant to article 14 to 16 of the Ordinance is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

Annual Report	186

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers SA

/s/ Luc Schulthess	/s/ Alex Fuhrer
Licensed audit expert Auditor in charge	Licensed audit expert
Lausanne, 15 March 2023

Annual Report	187

Compensation Report of ADC Therapeutics SA
for the Year Ended December 31, 2022

Annual Report	188

This compensation report (this “Compensation Report”) of ADC Therapeutics SA (the “Company”) has been prepared in accordance with the Ordinance Against Excessive Compensation in Listed Companies, effective January 1, 2014, and the Swiss Code of Obligations.

This Compensation Report refers to the year ended December 31, 2022 and includes comparative figures for the year ended December 31, 2021.

Unless the context requires otherwise, the words “we”, “our”, “us”, “ADCT” and similar words or phrases in this Compensation Report refer to the Company and its consolidated subsidiaries.

1.Compensation Philosophy, Principles and Governance

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, the aggregate amount of compensation of the board of directors (“Board of Directors”) and the persons whom the Board of Directors has entrusted with the management of the Company (“Executive Management”) must be submitted to the annual general meeting of shareholders (the “AGM”) for a binding vote.

The disclosure concerning compensation, loans and other forms of indebtedness includes the aggregate amount for the Board of Directors and the Executive Management, respectively, as well as the particular amount for each member of the Board of Directors and for the highest paid member of the Executive Management, specifying the name and function of each of these persons.

As a Swiss listed company, we are prohibited from granting certain forms of compensation to members of our Board of Directors and Executive Management, such as:

•severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);
•advance compensation (remuneration to compensate for a verifiable financial disadvantage linked to a change of job does not qualify as advance compensation);
•incentive fees for the acquisition or transfer of companies, or parts thereof, by the Company or by companies being, directly or indirectly, controlled by the Company;
•loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association of the Company (the “Articles”); and
•equity-based compensation not provided for in the Articles.
Compensation to members of the Board of Directors and the Executive Management for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the Articles do not provide for it, or (iii) the compensation has not been approved by the AGM.

Each year, at the AGM, shareholders will vote on the proposals of the Board of Directors with respect to:

•the maximum aggregate amount of compensation of the Board of Directors for the term of office until the next AGM; and
•the maximum aggregate amount of fixed compensation of the Executive Management for the following financial year; and
•the maximum aggregate amount of variable compensation of the Executive Management for the current financial year.

The Board of Directors may submit for approval at the AGM deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods or specific compensation components or in relation to additional amounts for specific compensation components.

If the AGM does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts, and submit the amount(s) so determined for approval by a general meeting of shareholders.

The Company or companies controlled by it may pay or grant compensation prior to approval by the AGM, subject to subsequent approval.

Members of the Board of Directors and the Executive Management may be paid fixed compensation and also variable compensation, depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of

Annual Report	189

responsibility of the recipient of the variable compensation. The Board of Directors or, where delegated to it, the compensation committee of the Board of Directors (the “Compensation Committee”) shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The Board of Directors or, where delegated to it, the Compensation Committee, shall determine grant, vesting, exercise and forfeiture conditions.

Method of Determining Compensation

Role and Powers of the Compensation Committee

The Compensation Committee consists of at least two members, who will be (re-)elected at the AGM. The Board of Directors appoints the chair of the Compensation Committee and fills any vacancies until the following AGM.

The Compensation Committee supports our Board of Directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Management. The Compensation Committee may submit proposals to the Board of Directors on other compensation-related matters.

The Compensation Committee has the responsibility to, among other things:

•regularly review and make recommendations to the Board of Directors regarding our compensation and benefits strategy and guidelines;
•prepare the proposals to the shareholders’ meeting regarding the compensation of the members of the Board of Directors and the Executive Management;
•regularly review and make recommendations to the Board of Directors regarding the compensation of the members of the Board of Directors and of the Executive Management;
•review and approve the recommendation of our Chief Executive Officer regarding the fixed and variable compensation, including incentive plan participation and benefits, of the members of the management team other than members of the Executive Management;
•review and make recommendations to the Board of Directors regarding our compensation and benefits plans (cash or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans;
•to the extent not delegated by the Compensation Committee to a different body or a third party, administer our compensation and benefits plans (other than equity-based plans); and
•review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us.

Compensation of the Board of Directors

As per the Articles, the compensation of the non-executive members of the Board of Directors may consist of fixed and variable compensation elements. Total compensation shall take into account the position and level of responsibility of the recipient. Additionally, the Company pays the employer’s portion of social security contributions due on these amounts, as applicable.

As per the Articles, compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of a service or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares or by using conditional or authorized share capital. Compensation may be paid by the Company or companies controlled by it.

Compensation of the Members of Executive Management

As per the Articles, the compensation of the members of the Executive Management may consist of fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. Total compensation shall take into account the position and level of responsibility of the recipient.

Annual Report	190

As per the Articles, compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares or by using conditional or authorized share capital. Compensation may be paid by the Company or companies controlled by it.

Elements of Compensation for 2022

Base Salary

We believe that our base salaries are highly competitive, given the importance of attracting, motivating, and retaining persons with the necessary skills and character. The salary level is based on the scope of the position and market conditions and the individual’s profile in terms of experience and skills. Base and variable salaries are reviewed annually by the Compensation Committee, taking into account individual performance and the results of the external benchmarking.

Bonus

We have established an annual performance bonus program under which bonuses may be earned by our Executive Management (and also other employees) based on achievement of Company performance goals and objectives approved by the Compensation Committee each year. The bonus program is intended to strengthen the connection between individual compensation and Company success, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives and help ensure that our compensation is competitive. Under the terms of the performance bonus program, the Compensation Committee will determine the final bonus pay-out based on the achieved objectives.

Each member of Executive Management is eligible to receive a bonus under the program calculated by multiplying his or her base salary by a target percentage value assigned to him or her or to his or her position by the Compensation Committee. The Compensation Committee determines if the bonus is to be paid at target, under target or above target.

Under certain circumstances, new members of the Executive Management may receive replacement awards to compensate them for amounts forgone in connection with their change of employment.

Equity Incentive Plan

We grant equity awards under the ADC Therapeutics SA 2019 Equity Incentive Plan, as amended (the “2019 Equity Incentive Plan”). The purpose of the 2019 Equity Incentive Plan is to motivate and reward performance of our employees, directors, consultants and advisors and further the best interests of the Company and our shareholders. The 2019 Equity Incentive Plan is the sole means for the Company to grant new equity awards.

Plan Administration. The 2019 Equity Incentive Plan is administered by the Compensation Committee, subject to the Board of Directors’ discretion to administer or appoint another committee to administer it.

Eligible Participants. The administrator is able to offer equity awards at its discretion under the 2019 Equity Incentive Plan to: (1) any employees of us or any of our subsidiaries; (2) any non-employee directors serving on our Board of Directors; and (3) any consultants or other advisors to us or any of our subsidiaries. The administrator of the plan may determine that an award for the benefit of a non-employee director will be granted to an affiliate of such director, but only to the extent consistent with the registration of shares offered under the plan on Form S-8 under the Securities Act.

Awards. The maximum number of common shares in respect of which awards have been or may be granted under the 2019 Equity Incentive Plan was increased to 16,027,550 common shares during the year ended December 31, 2022 which includes an additional 2,207,550 common shares approved by the Company’s board of directors on November 16, 2022. Equity incentive awards under the 2019 Equity Incentive Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units (“RSUs”), performance awards or other share-based awards, but not “incentive stock options” for purposes of U.S. tax laws. Options and share appreciation rights (if granted) have an exercise price determined by the administrator, which will not be less than the fair market value of the underlying common shares on the date of grant, which is generally the closing share price of the Company’s common shares traded on the NYSE.

Vesting. The vesting conditions for grants under the equity incentive awards under the 2019 Equity Incentive Plan are set forth in the applicable award documentation. Option awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis

Annual Report	191

over the subsequent three years. RSUs generally vest annually over a period of three years commencing on the first anniversary of the date of grant.

Termination of Service and Change in Control. In the event of a participant’s termination of employment, the Compensation Committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of our termination of a participant’s employment without cause or a participant’s resignation for good reason (as defined in the 2019 Equity Incentive Plan) upon or within 18 months following a change in control of the company (as defined in the 2019 Equity Incentive Plan), any awards outstanding to the participant (unless otherwise provided in the award agreement) will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In the event of a change in control that involves a merger, acquisition or other corporate transaction, any outstanding award not assumed, substituted, replaced or continued in connection with the transaction will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In connection with a change of control of the Company, the Compensation Committee may, in its discretion, take any one or more of the following actions with respect to outstanding awards: (i) cancel any such award, in exchange for a payment in cash, securities or other property or any combination thereof with a value equal to the value of such award based on the per share value of common shares received or to be received by other shareholders in the event (or without payment of consideration if the committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant’s rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to (a) such awards and in the terms and conditions of such awards in order to prevent the dilution or enlargement of benefits intended to be made available under the 2019 Equity Incentive Plan and (b) awards that may be granted in the future; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.

Termination and Amendment. Unless terminated earlier, the 2019 Equity Incentive Plan will continue for a term of ten years. Our Board of Directors has the authority to amend or terminate the 2019 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of the recipient of any options unless agreed to by the recipient.

Pension Plans

We operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which we operate.

The defined benefit schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations.

Social Charges

The Company pays social security contributions as required by applicable law. The Company also pays certain non-mandatory benefits under local social security schemes.

Employment Agreements

We have entered into employment agreements with certain members of our Executive Management. Each of these agreements provides for an initial salary and annual bonus opportunity, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination, from three to twelve months (and in no case longer than twelve months), and in some cases provide for garden leave (paid leave). Some members of our Executive Management have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination. We may be required to pay some members of our Executive Management compensation for their covenant not to compete with us following termination for some period of time.

Annual Report	192

2.Compensation of the Board of Directors

a.Board Composition

Our Board of Directors is composed of twelve members. Each director is elected for a one-year term. The current members of our Board of Directors were appointed at our shareholders’ meeting on June 30, 2022 to serve until our 2023 AGM.

Since we are a foreign private issuer under the rules of the SEC, and in accordance with the NYSE listing standards, we rely on home country (Swiss) governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements, including the requirement that within one year of the completion of the IPO, the Company has a board that is composed of a majority of independent directors. There are no family relationships among any members of our Board of Directors or Executive Management.

Board of Directors

Name	Role(s)	Year Appointed
Ameet Mallik	Director & Chief Executive Officer	2022
Christopher Martin	Director	2011
Jean-Pierre Bizzari	Director	2022
Stephen Evans-Freke	Director	2011
Michael Forer	Vice Chairman	2011
Peter Hug	Director	2019
Viviane Monges	Director	2021
Thomas Pfisterer	Director	2016
Tyrell Rivers	Director	2018
Victor Sandor	Director	2020
Ron Squarer	Chairman	2020
Jacques Theurillat	Director	2015

Board Committees

Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee	Science and Technology Committee
Ameet Mallik
Christopher Martin				Chair
Jean-Pierre Bizzari			Member	Member
Stephen Evans-Freke		Member	Chair
Michael Forer
Peter Hug		Chair
Viviane Monges	Chair		Member
Thomas Pfisterer	Member	Member
Tyrell Rivers				Member
Victor Sandor				Member
Ron Squarer*
Jacques Theurillat	Member
* Chairman of the Board of Directors

Annual Report	193

b.Board Compensation Structure

Members of the Board of Directors are paid a fixed fee as set forth below, dependent on the function exercised. Such fees have been established in light of market practice. (1) (2)

(in CHF thousands)	Chair	Member
Board of Directors	72	43
Audit Committee	29	14
Compensation Committee	14	8
Nomination and Corporate Governance Committee	10	5
Science and Technology Committee	14	8
(1)Under his engagement letter with the Company, Mr. Squarer receives a single fee for his service on the Board of Directors and his service as a non-executive employee of the Company.
(2)Dr. Rivers voluntarily foregoes compensation for his service on the Board of Directors and board committees.

c.Board Compensation Amounts

For the years ended December 31, 2022 and 2021, the compensation of the members of the Board of Directors was as follows (in CHF thousands, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Annual Report	194

	For the year December 31, 2022
Name	Gross Cash Compensation	Social Contribution(1)		Other Compensation(2)	FMV of Equity Instruments Granted(3)	Total Compensation
Ameet Mallik(4)(5)	—	—		—	—	—
Christopher Martin(5)	—	—		—	—	—
Jean-Pierre Bizzari(4)	28	—		—	163	191
Peter B. Corr (11)	28	7		—	—	35
Stephen Evans-Freke(10)	51	8		—	—	59
Michael Forer (5)	—	—		—	—	—
Peter Hug	65	12		—	—	77
Viviane Monges (10)	68	12		12	—	92
Thomas Pfisterer(10)	55	10		—	—	65
Thomas Rinderknecht(11)	33	7		—	—	40
Tyrell Rivers (6)	—	—		—	—	—
Victor Sandor (12)	130	—		—	—	130
Ron Squarer (7)	461	16		23	805	1,305
Jacques Theurillat (10)	67	—		—	—	67
Total	986	72		35	968	2,061

	For the year ended December 31, 2021
	Gross Cash Compensation	Social Contribution(1)		Other Compensation(2)	FMV of Equity Instruments Granted(3)	Total Compensation
Christopher Martin(5)	—	—		—	—	—
Peter B. Corr	55	3		—	251	309
Stephen Evans-Freke(10)	62	4		—	251	317
Michael Forer(5)	—	—		—	—	—
Peter Hug	73	7		—	251	331
Viviane Monges	35	3		5	813	856
Thomas Pfisterer	45	4		—	251	300
Thomas Rinderknecht	65	4		—	251	320
Tyrell Rivers(6)	—	—		—	—	—
Victor Sandor	55	(3)	(9)	—	251	303
Ron Squarer(7)	473	13		42	1,097	1,625
Jacques Theurillat(8)	87	—		—	251	338
Total	950	35		47	3,667	4,699
1.Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security schemes.
2.Includes pension costs for the years ended December 31, 2022 and 2021.
3.Represents the fair value of stock options and RSUs on the date of grant. Stock options are valued using the Black-Scholes option pricing model. FMV excludes Swiss social security contributions since such contributions are only due if and when the equity instruments is exercised (2022: KCHF 22 and 2021: KCHF 0).
4.Mr. Mallik and Mr. Bizzari were elected as directors on May 9, 2022 and June 30, 2022, respectively.
5.For the year ended December 31, 2022: As members of Executive Management Mr. Mallik, Mr. Forer and Dr. Martin received no compensation for service on the Board of Directors. Compensation for Mr. Mallik, Mr. Forer and Dr. Martin is included in section 3.c below. For the year ended December 31, 2021: As members of the Executive Management, Dr. Martin and Mr. Forer received no compensation for service on the Board of Directors. Compensation for Dr. Martin and Mr. Forer is included in Section 3.c below.
6.Dr. Rivers voluntarily foregoes compensation for his service on the Board of Directors and board committees.
7.Mr. Squarer’s compensation and equity award grants include those received in his capacity as Chairman of the Board of Directors and in his capacity as a non-executive employee of the Company.
8.Pursuant to a pre-existing arrangement with the Company, Mr. Theurillat received a flat annual fee in 2021 of €80,000 (subject to mandatory Swiss deductions for social security contributions and source taxes, if applicable) for his service on the Board of Directors and board committees.
9.Represents a correction to social contributions during 2021.
10.Ms. Monges became Chair of the Audit Committee on July 1, 2022 at which time Mr. Theurillat ceased being the Chair of the Audit Committee and became a member of the Audit Committee. Mr. Pfisterer became a member of the Audit Committee on July 1, 2022. Mr. Evans-Freke ceased being a member of the Audit Committee on May 12, 2021.
11.Mr. Corr and Mr. Rinderknecht ceased being members of the Board of Directors June30, 2022.

Annual Report	195

12.On October 1, 2022, the Company entered into a consulting agreement with Mr. Sandor, whereby the Company paid KCHF 76 to Victor Sandor for consulting services related to early phase clinical drug development programs. This agreement terminated on January 31, 2023.

d.Loans to members of the Board of Directors, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

No loans were extended to members of the Board of Directors or outstanding during the years ended December 31, 2022 and 2021. No payments to former members of the Board of Directors in connection with their former role or which are not at arm’s length were made during and with respect to such periods, and no severance payments to any member or former member of the Board of Directors were made during and with respect to such years. No payments to related parties of members of the Board of Directors were made during such years.

3. Compensation of the Members of Executive Management

a.Executive Management Composition

Name	Function
Ameet Mallik (1)	Chief Executive Officer
Joseph Camardo (2)	Chief Medical Officer
Jose "Pepe" Carmona (3)	Chief Financial Officer
Jennifer Creel (3)	Former Chief Financial Officer
Michael Forer	Vice Chairman of the Board of Directors
Peter Greaney (4)	Head of Corporate Development
Jennifer Herron (2)	Former Chief Commercial Officer
Christopher Martin (5)	Co-Founder, Director and Former CEO
Richard Onyett (2)	Vice President, Business Development
Kimberly Pope (2)	Chief People Officer
Susan Romanus (2)	Chief Compliance Officer
Robert A. Schmidt (2)	Vice President, Corporate Controller and Chief Accounting Officer
Lisa Skelton (2)	Vice President, Global Project Management
Patrick van Berkel	Chief Scientific Officer
(1)Mr. Mallik became a member of Executive Management on May 9, 2022.
(2)During 2022, there was an organizational realignment of certain key management as a result of the appointment of the Company's new CEO and other key executives. Accordingly, Mr. Camardo, Ms. Herron, Mr. Onyett, Ms. Pope, Ms. Romanus, Mr. Schmidt and Ms. Skelton were members of Executive Management until June 15, 2022.
(3)Mr. Carmona became Chief Financial Officer and a member of Executive Management on December 19, 2022 at which time Ms. Creel ceased being a member of Executive Management.
(4)Mr. Greaney was a member of Executive Management until May 31, 2022.
(5)Mr. Martin was Chief Executive Officer until May 8, 2022.

b.Executive Management Compensation Structure

Members of the Executive Management receive remuneration consisting of a base salary, bonus, social benefits and equity instruments under the 2019 Equity Incentive Plan as described above, as well as certain other benefits.

c. Executive Management Compensation Amounts

For the years ended December 31, 2022 and 2021, the fixed and variable compensation of the members of Executive Management was as follows (in CHF thousands, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Annual Report	196

	For the year ended December 31, 2022
Name	Cash Compensation	Other Compensation(1)	Pension (employer)	Employer’s Social Contribution(2)	Cash Bonus	Total	Equity FMV Excluding Social Contributions(3)
Ameet Mallik	432	21	—	24	439	916	9,679
Michael Forer	515	222	95	164	219	1,215	3,299
Christopher Martin	639	36	119	135	426	1,355	3,203

Total Executive Management Compensation(4)	3,716	387	353	508	1,866	6,830	26,966

	For the year December 31, 2021
Name	Cash Compensation	Other Compensation(1)	Pension (employer)	Employer’s Social Contribution(2)	Cash Bonus	Total	Equity FMV Excluding Social Contributions(3)
Christopher Martin	627	81	116	152	367	1,343	6,332
Michael Forer	506	60	92	116	296	1,070	2,437

Total Executive Management Compensation(4)	4,619	366	416	510	2,806	8,717	20,324
1.Includes school fees, medical, dental and vision benefits, life and disability insurance and private use portion of company car allowance.
2.Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security schemes.
3.Represents the fair value of equity awards on the date of grant. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s common shares traded on the NYSE. FMV excludes Swiss social security contributions since such contributions are only due if and when the equity instruments is exercised (2022: KCHF 115 and 2021: KCHF 57).
4.For the year ended December 31, 2022: inclusive of Mr. Mallik, Mr. Forer and Dr. Martin, as well as other members of Executive Management. These figures relate to a total of fourteen individuals who were members of Executive Management during the year ended December 31, 2022. For the year ended December 31, 2021: inclusive of Dr. Martin and Mr. Forer, as well as members of Executive Management who departed the Company during the year. These figures relate to a total of thirteen individuals who were members of Executive Management during the year ended December 31, 2021.

d. Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Management

No loans were extended to members of the Executive Management or outstanding during the years ended December 31, 2022 and 2021. No payments to former members of the Executive Management in connection with their former role or which are not at arm's length were made during and with respect to such periods, and no severance payments to members of the Executive Management or former members of the Executive Management were made during and with respect to such periods. No payments to related parties of members of the Executive Management were made during such periods.

4. Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Management

The members of the Board of Directors (1) and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2022 and 2021:

Annual Report	197

		As of December 31, 2022
Name	Function	Shares	Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Christopher Martin	Co-Founder, Director and Former CEO	1,527,149	250,610	534,010	50,102	120,211
Jean-Pierre Bizzari	Director	—	—	30,937	—	—
Stephen Evans-Freke	Director	3,500	9,649	4,825	10,193	—
Peter Hug	Director	77,273	—	—	10,193	—
Viviane Monges	Director	1,500	13,976	16,961	10,193	—
Thomas Pfisterer	Director	560,629	—	—	10,193	—
Tyrell Rivers	Director	—	—	—	—	—
Victor Sandor	Director	—	20,741	10,371	10,193	—
Ron Squarer	Chairman	8,000	1,344,924	241,258	3,484	19,519
Jacques Theurillat	Director	113,558	—	—	10,193	—
Total		2,291,609	1,639,900	838,362	114,744	139,730

		As of December 31, 2021
Name	Function	Shares	Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Peter B. Corr(2)	Director	—	6,031	8,443	—	10,193
Stephen Evans-Freke(2)	Director	3,500	6,031	8,443	—	10,193
Peter Hug	Director	77,273	—	—	—	10,193
Viviane Monges	Director	1,500	—	30,937	—	10,193
Thomas Pfisterer	Director	521,544	—	—	—	10,193
Thomas Rinderknecht	Director	451,836	—	—	—	10,193
Tyrell Rivers	Director	—	—	—	—	—
Victor Sandor	Director	—	12,963	18,149	—	10,193
Ron Squarer	Chairman	8,000	836,753	674,054	—	10,453
Jacques Theurillat	Director	123,751	—	—	—	10,193
Total		1,187,404	861,778	740,026	—	91,997

(1)For the year ended December 31, 2022: Ameet Mallik, CEO and Michael Forer, Vice Chairman of the Board of Directors are excluded. Their holdings are listed under Executive Management. For the year ended December 31, 2021: Christopher Martin, CEO and Michael Forer, Executive Vice President and General Counsel are excluded. Their holdings are listed under Executive Management.
(2)For the year ended December 31, 2022: Stephen Evans-Freke may be deemed to have shared voting and investment power with respect to the shares held by entities affiliated with Auven Therapeutics GP Ltd., which held an aggregate of 18,327,423 shares (not included in the above table) as of December 31, 2022. For the year ended December 31, 2021: Peter B. Corr and Stephen Evans-Freke may be deemed to have shared voting and investment power with respect to the shares held by entities affiliated with Auven Therapeutics GP Ltd., which held an aggregate of 22,747,483 and 22,193,730 shares, respectively, (not included in the above table) as of December 31, 2021.

The members of the Executive Management and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2022 and 2021:

Annual Report	198

		As of December 31, 2022
Name	Function	Shares	Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Ameet Mallik (1)	Chief Executive Officer	—	—	1,067,961	—	234,375
Jose "Pepe" Carmona(2)	Chief Financial Officer	—	—	460,000	—	—
Michael Forer	Vice Chairman	556,840	135,872	245,891	172,036	201,526
Patrick van Berkel	Chief Scientific Officer	374,082	119,675	186,461	150,928	175,057
Total		930,922	255,547	1,960,313	322,964	610,958

		As of December 31, 2021
Name	Function	Shares	Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Christopher Martin(1)	Chief Executive Officer	1,524,320	82,000	402,620	29,997	120,313
Michael Forer	Executive Vice President and General Counsel	807,339	54,667	197,096	19,998	63,212
Joseph Camardo(3)	Senior Vice President, Chief Medical Officer	—	26,867	56,819	1,833	6,897
Jennifer Creel(2)	Chief Financial Officer	3,000	48,148	144,394	—	24,156
Peter Greaney(4)	Head of Corporate Development	18,682	20,676	42,841	—	5,801
Jennifer Herron(3)	Senior Vice President and Chief Commercial Officer	11,000	71,920	170,760	—	26,931
Richard Onyett(3)	Vice President, Business Development	—	11,851	24,466	—	3,071
Kimberly Pope(3)	Senior Vice President, Chief Human Resources Officer	1,000	45,021	149,239	—	19,916
Susan Romanus(3)	Chief Compliance Officer	500	23,800	38,236	—	3,726
Robert A. Schmidt(3)	Vice President, Corporate Controller and Chief Accounting Officer	—	9,484	63,963	—	5,505
Lisa Skelton(3)	Vice President, Global Project Management	3,298	10,564	23,985	—	3,230
Patrick van Berkel	Senior Vice President, Research & Development	288,801	53,748	147,388	—	19,885
Total		2,657,940	458,746	1,461,807	51,828	302,643
(1)Mr. Mallik was elected Chief Executive Officer and a member of Executive Management on May 9, 2022 at which time Dr. Martin became a non-executive Director.
(2)Mr. Carmona was elected Chief Financial Officer and a member of Executive Management on December 19, 2022 at which time Ms. Creel ceased being a member of Executive Management.
(3)Mr. Camardo, Ms. Herron, Mr. Onyett, Ms. Pope, Ms. Romanus, Mr. Schmidt and Ms. Skelton were members of Executive Management until June 15, 2022.
(4)Mr. Greaney was a member of Executive Management until May 31, 2022.

Annual Report	199

Forward Looking Statements

Annual Report	200

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future catalysts, results of operations and financial position, business and commercial strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to known and unknown risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Factors that may cause such differences include, but are not limited to: the Company’s ability to achieve its financial guidance including the 2023 net product revenue guidance for Zynlonta and the decrease in operating expenses for 2023 and 2024, the Company’s ability to continue to commercialize ZYNLONTA in the United States and future revenue from the same; Swedish Orphan Biovitrum AB (Sobi)’s ability to successfully commercialize ZYNLONTA in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; our strategic partners’, including Mitsubishi Tanabe Pharma Corporation and Overland Pharmaceuticals, ability to obtain regulatory approval for ZYNLONTA in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 2, 5, 7 and 9, ADCT 901, 701, 601, 602 and 212, the timing and outcome of regulatory submissions and actions by the U.S. Food and Drug Administration or other regulatory agencies with respect to the Company’s products or product candidates; projected revenue and expenses; our indebtedness and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities; the manufacture and supply of our products and product candidates; our expectations regarding the size of the patient populations amenable to treatment with our products and, if approved, product candidates, as well as the treatment landscape of the indications that we are targeting with our products and product candidates; our ability to identify and develop additional product candidates; the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do; our competitive position and the development of and projections relating to our competitors or our industry; our estimates of our expenses, revenues, capital requirements, estimated cash runway and need for or ability to obtain additional financing; our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate under current or future collaborations or licensing arrangements; our ability to obtain, maintain, protect and enforce intellectual property protection for our products and product candidates, and the scope of such protection; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties; our expectations regarding the impact of the COVID-19 pandemic; our expectations regarding the impact of the current conflict between Russia and Ukraine, including resulting sanctions and changes in commodities prices, on our business and industry and the financial markets; our expectations regarding the impact of inflation and other market risks; our ability to attract and retain qualified key management and technical personnel; our expectations regarding the effectiveness of our internal controls over financial reporting; and our expectations regarding the time during which we will be a foreign private issuer.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Annual Report	201